U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
_____

DAYBREAK OIL AND GAS, INC.
(Name of small business issuer in its charter)

Washington	**7360**	**91-0626366**
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

601 W. Main Ave., Suite 1017, Spokane, WA 99201
(509) 232-7674
(Address and telephone number of principal executive offices)

601 W. Main Ave., Suite 1017, Spokane, WA 99201
(Address of principal place of business or intended principal place of business)

Gregory B. Lipsker
601 W. Main Ave., Suite 714 Spokane, WA 99201
(509) 455-9077 (Telephone)   (509) 624-6441 (Facsimile)
(Name, address and telephone number of agent for service)
_____
Approximate date of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

- If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
- If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
- If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
- If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	**Amount to be Registered**	**Proposed Maximum Offering Price per Share (1)**	**Proposed Maximum Aggregate Offering Price (1)**	**Amount of Registration Fee**
Common Stock $0.001 par value (2)	**8,027,206**	**$2.29**	**$18,382,301**	**$1,967**
Common Stock, $0.001 par value per share, issuable upon exercise of common stock purchase warrants (3)	**5,217,683**	**$1.50**	**$7,826,525**	**$837**

F-i

(1)   The registration fee has been estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933 (the "Securities Act").

(2)   Represents shares of Daybreak Oil and Gas, Inc.'s common stock issued under Subscription Agreement dated March 3, 2006. The registration fee is based on the last sale price of our common stock, $2.29 per share, as reported on July 14, 2006 from quote data provided online by an OTC Bulletin Board Quotation Service.

(3)   Represents shares of Daybreak Oil and Gas, Inc.'s common stock issuable upon the exercise of warrants issued under common stock purchase warrant agreements, and the Placement Agent Agreement dated March 6, 2006. The registration fee is based on a price of $1.50 per share, which is the weighted average exercise price at which the common stock purchase warrants are exercisable into shares of our common stock.

Pursuant to Rule 416, this Registration Statement also registers such indeterminate number of shares as may be issuable in connection with stock splits, stock dividends or similar transactions. It is not known how many of such shares of common stock will be purchased under this Registration Statement or at what price such shares will be purchased.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

Subject to completion, dated July 18, 2006

DAYBREAK OIL AND GAS, INC.
8,027,206 SHARES OF
COMMON STOCK

The shares of common stock, $.001 par value, offered hereby are being offered from time to time by certain Daybreak Oil and Gas, Inc. shareholders which includes up to 5,217,683 shares of common stock issuable upon exercise of warrants. See "Selling Shareholders." The price at which the selling shareholders may sell the shares will be determined by the prevailing market price for the shares, in negotiated transactions or otherwise as set forth herein. See "Plan of Distribution." Daybreak Oil and Gas, Inc. will not receive any proceeds from the sale of the shares by any of the selling shareholders. We may, however, receive cash consideration in connection with the exercise of the warrants for cash.

Daybreak Oil and Gas, Inc.'s common stock is listed on the OTC Bulletin Board under the symbol "DBRM." On July 14, 2006, the last reported sales price of our common stock on the OTC Bulletin Board was $ 2.29 per share.

For a discussion of certain risks that should be considered by prospective investors, see "Risk Factors" beginning on page 4 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

PROSPECTUS SUMMARY

This summary contains basic information about us and the resale of the shares being offered by the selling shareholders. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled "Risk Factors" and our financial statements and the related notes contained elsewhere or incorporated by reference in this prospectus, before making an investment decision.

The Company

Daybreak Oil and Gas, Inc. is a Washington corporation with our principal office at 601 W. Main Ave., Suite 1017, Spokane, WA 99201-0613. Our telephone number is (509) 232-7674. We are engaged in acquiring oil and/or gas drilling prospects or interests in such prospects and in conducting drilling operations.

As an exploration stage oil and gas company engaged in the exploration and, if warranted, the development of oil and gas properties, we are actively pursuing opportunities through both joint ventures and limited partnerships. We seek to maximize the value of our asset base by exploring and developing properties that have both production and reserve growth potential.

In addition to evaluating prospects in Louisiana, Texas, California and Alberta, Canada to date we have drilled two exploratory wells and one re-entry well. The exploratory well in Louisiana was successfully completed and commenced production on June 17, 2006. The exploratory well that we drilled in Texas was a dry hole. The re-entry well in Texas is expected to be connected to a pipeline during the month of July.

The Offering

We are registering an aggregate of 13,244,889 shares of common stock of Daybreak Oil and Gas, Inc. Certain of the selling shareholders purchased 8,027,206 shares of common stock and warrants to purchase 4,013,602 shares of common stock from us in a private placement completed on May 19, 2006. Warrants to purchase an additional 1,204,081 shares were granted to the placement agents in consideration of services rendered in connection with the private placement. We relied on Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder in connection with the private placement.

Use of Proceeds

We will not receive any of the proceeds from the sale of the shares by the selling shareholders. We may, however, receive cash consideration in connection with the exercise of the warrants for cash but will receive no proceeds from those selling shareholders who opt for the cashless exercise provisions of the warrant.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC's public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC's website at http://www.sec.gov.

The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus, and information that we file later with the SEC will automatically update and supersede, as applicable, the information in this prospectus.

The following documents, which were previously filed with the SEC pursuant to the Exchange Act, are hereby incorporated by reference:

- Our Annual Report on Form 10-KSB for the year ended February 28 2006, as filed with the SEC on June 14, 2006;

- Our Quarterly Report on Form 10-QSB for the fiscal quarter ended May 31, 2006 filed with the SEC on July 17, 2006;

- Our Current Reports on Form 8-K and amended Current Reports of Form 8-KA filed with the SEC on March 7, 2006, March 9, 2006, April 5, 2006, April 14, 2006 April 24, 2006, May 3, 2006, May 26, 2006 and May 30, 2006; and

- The description of our common stock contained in our Registration Statement on Form 10-SB (SEC File No. 0-29786) filed with the SEC on November 20, 2003 as amended on Form 10-SBA filed with the SEC on December 9, 2003.

All reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and shall be a part hereof from the date of filing of such reports and documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any subsequently filed document that also is deemed to be incorporated by reference in this prospectus, modifies, supersedes or replaces such statement.

FORWARD-LOOKING STATEMENTS

We believe that some statements contained in this Prospectus relate to results or developments that we anticipate will or may occur in the future and are not statements of historical fact. Those statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar expressions identify forward-looking statements. Examples of forward-looking statements include statements about the following:

-         Our future operating results,
-         Our future capital expenditures,
-         Our expansion and growth of operations, and
-         Our future investments in and acquisitions of oil and natural gas properties.

We have based these forward-looking statements on assumptions and analyses made in light of our experience and our perception of historical trends, current conditions, and expected future developments. However, you should be aware that these forward-looking statements are only our predictions and we cannot guarantee any such outcomes. Future events and actual results may differ materially from the results set forth in or implied in the forward-looking statements. Factors that might cause such a difference include:

-         General economic and business conditions,
-         Exposure to market risks in our financial instruments,
-         Fluctuations in worldwide prices and demand for oil and natural gas,

- Fluctuations in the levels of our oil and natural gas exploration and development activities,
- Risks associated with oil and natural gas exploration and development activities,
- Competition for raw materials and customers in the oil and natural gas industry,
- Technological changes and developments in the oil and natural gas industry,
- Regulatory uncertainties and potential environmental liabilities,

- Additional matters discussed under "Risk Factors."

GLOSSARY OF TECHNICAL TERMS

These terms whose meanings are explained below are used throughout this document:

AMI.	Area of Mutual Interest.
APO.	After Payout
Bbl.	One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to oil or other liquid hydrocarbons.
Bcf.	Billion cubic feet of gas.
Developed Acreage.	The number of acres which are allocated or assignable to producing wells or wells capable of production.
Diapir.	A relatively mobile mass that intrudes into preexisting rocks. It can form structures capable of trapping hydrocarbons.
Drilling Unit.	An area specified by governmental regulations or orders or by voluntary agreement for the drilling of a well to a specified formation or formations which may combine several smaller tracts or subdivides a large tract, and within which there is usually some right to share in production or expense by agreement or by operation of law.
Dry Hole.	A well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.
Exploratory Well.	A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.
Gross Acre.	An acre in which a working interest is owned.
Gross Well.	A well in which a working interest is owned.
MBbls.	One thousand barrels of crude oil.
Mcf.	One thousand cubic feet of natural gas.
MMBbls.	One million barrels of crude oil.

<u>MMcf</u>.	One million cubic feet of natural gas.
<u>Net Acres or Net Wells</u>.	The sum of the fractional working interests owned in gross acres or gross wells.
<u>Net Revenue Interest</u>.	Economic interest remaining after deducting all royalty interests, overriding royalty interests and other burdens from the working interest ownership.
<u>Operating Interest</u>.	An interest in natural gas and oil that is burdened with the cost of development and operation of the property.
<u>Operator</u>.	The individual or company responsible for the exploration, exploitation and production of an oil or natural gas well or lease, usually pursuant to the terms of a joint operating agreement among the various parties owning the working interest in the well.
<u>Play</u>.	A term applied to a portion of the exploration and production cycle following the identification by geologists and geophysicists of areas with potential oil and gas reserves.
<u>Producing Property</u>.	A natural gas and oil property with existing production.
<u>Productive Well</u>.	A well that is producing oil or gas or that is capable of production.

RISK FACTORS

An investment in these securities involves substantial risks. Prospective purchasers should consider the following significant factors in connection with other information contained in this Prospectus before making a decision to purchase the securities offered hereunder. In addition to the information contained in this Prospectus, any supplement to this Prospectus and in the documents incorporated by reference into this Prospectus, you should carefully consider the following information before making an investment decision. If any of the following risks actually occur, our financial condition and our results of operations could be materially and adversely affected. Additional risks and uncertainties not presently known to us may also impair our business operations. In any such case, the trading price of our common stock could decline, and you could lose all, or a part, of your investment.

Risks related to investment in our Company

Independent Registered Public Accountants' Opinion - Going Concern

The Company's financial statements for the years ended February 28, 2006 and February 28, 2005, were audited by the Company's independent registered public accountants, whose report includes an explanatory paragraph stating that the financial statements have been prepared assuming the Company will continue as a going concern and that the Company has incurred significant operating losses that raise substantial doubt about its ability to continue as a going concern.

We Are an Early Stage Oil And Gas Exploration Company

We have no history of oil or gas production and have no proven reserves.

Need For Additional Capital

Though our first well commenced production on June 17, 2006, we have had no revenue from operations and are completely dependent upon our ability to raise additional capital to meet our continuing financial obligations. There is no guarantee that we will be successful in our efforts to raise the funds necessary to continue operations. In such event we will be forced to scale back or discontinue our operations.

We have paid our officers and directors significant amounts in the form of salaries, consulting fees, and stock.

In our fiscal year ending February 28, 2006, we paid individuals who are currently officers and directors a total of $86,000 in consulting fees, and granted them a total of 4,283,000 shares of our common stock worth, at the time of issuance, $1,106,250. Since the beginning of the present fiscal year we have granted three officers 600,000 shares of our common stock valued at $450,000. In March 2006 we entered into employment agreements or consulting agreements with four of our officers that will pay them an aggregate of $336,000 per annum. The payments were all approved by the Compensation Committee of the Board of Directors. However, they approved such payments and salaries without conducting an analysis of salaries paid to individuals who perform similar functions in comparably-sized companies. The Board of Directors has the power to approve the payment of salaries and bonuses without receiving approval of the shareholders. Such payments are accounted for as administrative expenses and have had, and may continue to have, an adverse impact on our revenues, if any, and earnings (or losses) per share.

We are an exploration stage company implementing a new business plan

We are an exploration stage company with only a limited operating history upon which to base an evaluation of our current business and future prospects, and we have just begun to implement our business plan. We started in the oil and gas exploration and development industry in March of 2005.

Competitive disadvantages

We expect to be at a competitive disadvantage in (a) seeking to acquire suitable oil and or gas drilling prospects; (b) undertaking exploration and development; and (c) seeking additional financing. The preliminary decisions regarding the acquisition of any oil and or gas prospect and undertaking drilling ventures will likely be based upon general and inferred geology or information which is publicly available to competitors.

We cannot guarantee financial results

Since our inception, we have suffered recurring losses from operations and have depended on external financing to sustain our operations. During the year ended February 28, 2006, we reported losses of $2,025,282. If exploration efforts are unsuccessful in establishing proved reserves and exploration activities cease, the amounts accumulated as unproved costs will be charged against earnings as impairments. There is no assurance that we will be able to achieve profitability.

Our future performance depends on our ability to find, acquire and develop oil and gas reserves

Our future performance depends upon our ability to find, acquire, and develop oil and gas reserves that are economically recoverable. Without successful exploration or acquisition activities, we will not be able to develop reserves or generate revenues. No assurance can be given that we will be able to find, acquire or develop reserves on acceptable terms, or that commercial quantities of oil and gas deposits will be discovered

5

sufficient to enable us to recover our exploration and development costs or sustain our business. Although our Company's President has significant industry experience, we do not have an established history of locating and developing properties that have oil and gas reserves.

Development of our current projects and expansion of our operations will require significant capital expenditures which we may be unable to fund

We have a history of net losses and expect that our operating expenses will increase substantially over the next 12 months as we continue to implement our business plan. Our business plan contemplates the development of our current exploration projects and the expansion of our business by identifying and acquiring additional oil and gas properties.

We need to rely on external sources of financing to meet the capital requirements associated with the development of our current properties and the expansion of our oil and gas operations. We plan to obtain the funding we need through debt and equity markets. We cannot assure you that we will be able to obtain additional funding when it is required or that it will be available to us on commercially acceptable terms.

We also intend to make offers to acquire oil and gas properties in the ordinary course of our business. If these offers are accepted, our capital needs will increase substantially. If we fail to obtain the funding that we need when it is required, we may have to forego or delay potentially valuable opportunities to acquire new oil and gas properties or default on existing funding commitments to third parties and forfeit or dilute our rights in existing oil and gas property interests.

We rely heavily upon geological and engineering estimates when determining whether or not to invest in oil or gas properties

Geologic and engineering data are used to determine the probability that a reservoir of oil and natural gas exists at a particular location, and whether oil and natural gas are recoverable from a reservoir. Recoverability is ultimately subject to the accuracy of data including, but not limited to, geological characteristics of the reservoir, structure, reservoir fluid properties, the size and boundaries of the drainage area, reservoir pressure, and the anticipated rate of pressure depletion.

The evaluation of these and other factors is based upon available seismic data, computer modeling, well tests and information obtained from production of oil and natural gas from adjacent or similar properties, but the probability of the existence and recoverability of reserves is less than 100% and actual recoveries of proved reserves can differ from estimates.

Our business may be harmed if we are unable to retain our interests in leases

All of our properties are held under interests in oil and gas mineral leases. If we fail to meet the specific requirements of each lease, the lease may be terminated or otherwise expire. We cannot assure you that we will be able to meet our obligations under each lease. The termination or expiration of our working interest relating to a lease could harm our business, financial condition and results of operations.

We will need significant additional funds to meet capital calls, drilling and other production costs in our effort to explore, produce, develop and sell the natural gas and oil produced by our leases. We may not be able to obtain any such additional funds on terms acceptable to us, or at all.

Title deficiencies could render our leases worthless

The existence of a material title deficiency can render a lease worthless and can result in a large expense to our business. We rely upon the judgment of oil and gas lease brokers or landmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific mineral interest. This is customary practice in the oil and gas industry.

However, we anticipate that we, or the person or company acting as operator of the wells located on the properties that we lease, will examine title prior to any well being drilled. Even after taking these precautions, deficiencies in the marketability of the title to the leases may still arise. Such deficiencies may render the lease worthless.

We intend to rely on certain third party vendors for outsourced services

To maximize the use of our otherwise limited capital and human resources, we intend to rely on third party vendors for outsourced drilling, exploration and other operational services. While we expect that this will allow us to achieve cost savings and operational efficiencies, the use of outsourced resources could expose us to greater risk should we be unable to source critical vendors on a cost budgeted and timely basis.

Furthermore, the use of outsourced resources could minimize our ability to control the work product and accountability of such vendors. If any of these relationships with third-party service providers are terminated or are unavailable on commercially acceptable terms, we may not be able to execute our business plan.

If we or our operators fail to maintain adequate insurance, our business could be materially and adversely affected

Our operations will be subject to risks inherent in the oil and gas industry, such as blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, pollution, earthquakes and other environmental risks. These risks could result in substantial losses due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage, and suspension of operations.

In the projects in which we are not the operator, the operator will be required to maintain insurance of various types to cover our operations with policy limits and retention liability customary in the industry. The occurrence of a significant adverse event on such prospects that is not fully covered by insurance could result in the loss of all or part of our investment in a particular prospect which could have a material adverse effect on our financial condition and results of operations.

We do not have complete management control over our properties

We conduct our oil and gas exploration and development activities in joint ventures with others. We have reserved the right to participate in management decisions, but do not have ultimate decision-making authority.

In many cases, success in the operation of our properties will be dependent on the expertise and financial resources of our joint venture partners and third-party operators.

We may lose key management personnel

Our Company President has substantial experience in the oil and gas business. The rest of the management team has little or no experience in managing or conducting oil and gas operations. We do have annual employment agreements with members of our management team. The loss of any of these individuals could adversely affect

our business. If one or more members of our management team dies, becomes disabled or voluntarily terminates employment with us, there is no assurance that a suitable or comparable substitute will be found.

Some of our bank accounts are not fully insured

Some of our bank accounts periodically exceed the $100,000 limit of FDIC insurance for deposits. In the unlikely event that our bank should fail, it is possible that we will lose some of our funds on deposit.

We have a material weakness in disclosure controls and procedures

In our SEC filings we have disclosed material weaknesses in our disclosure controls and procedures. During our previous reports, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures.

Based upon those evaluations, we concluded that our disclosure controls and procedures need improvement and were not adequately effective to ensure timely reporting under the Exchange Act. We are working to correct this situation as quickly and effectively as possible.

We are required to evaluate our internal controls under Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX"), and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on the price of our shares of common stock.

Pursuant to Section 404 of SOX, beginning with our annual report on Form 10-KSB for the fiscal year ended February 28, 2007, we will be required to furnish a report by management on our internal controls over financial reporting. Such report will contain among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by our management. Such report must also contain a statement that our auditors have issued an attestation report on our management's assessment of such internal controls. Public Company Accounting Oversight Board Auditing Standard No. 2 provides the professional standards and related performance guidance for auditors to attest to, and report on, our management's assessment of the effectiveness of internal control over financial reporting under Section 404.

We cannot be certain that we will be able to complete our assessment, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that such internal control is effective. If we are unable to assert that our internal control over financial reporting is effective (or if our auditors are unable to attest that our management's report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our stock price.

Failure to comply with the new rules may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.

Conflicts of interest

Some of our directors and officers participate in other business ventures which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the

event the Company's officers or directors are involved in the management of any firm with which the Company transacts business.

We may experience volatility in our stock price

Our common stock is currently quoted on the OTC Bulletin Board, which is characterized by low trading volume. Because of this limited liquidity, stockholders may be unable to sell their shares. The trading price of our shares has from time to time fluctuated widely and may be subject to similar fluctuations in the future.

The trading price of our common stock may be affected by a number of factors including events described in the risk factors set forth in this Prospectus, as well as our operating results, financial condition, announcements of drilling activities, general conditions in the oil and gas exploration and development industry, and other events or factors.

In recent years, broad stock market indices, in general, and smaller capitalization companies, in particular, have experienced substantial price fluctuations. In a volatile market, we may experience wide fluctuations in the market price of our common stock. These fluctuations may have a negative effect on the market price of our common stock.

We will seek to raise additional funds in the future

We expect to seek to raise additional capital in the future to help fund our acquisition, development, and production of oil and natural gas reserves. Additional equity financing may be dilutive to our shareholders. Debt financing, if available, may involve restrictive covenants which may limit our operating flexibility.

If additional capital is raised through the issuance of equity securities, the percentage ownership of our shareholders will be reduced. These shareholders may experience additional dilution in net book value per share and any additional equity securities may have rights, preferences and privileges senior to those of the holders of our common stock.

Shares of preferred stock have greater rights than shares of common stock

We have issued 2,000,000 shares of Series A Convertible Preferred Stock which has a liquidation preference over our Shares of Common Stock. Our articles of incorporation currently authorize the issuance of 10,000,000 shares of our preferred stock. The board has the power to issue shares without shareholder approval, and such shares can be issued with such rights, preferences, and limitations as may be determined by our board of directors. The rights of the holders of Preferred Shares and common stock will be subject to, and may be adversely affected by, the rights of any holders of preferred stock that may be issued in the future. We presently have no commitments or contracts to issue additional shares of preferred stock. Authorized and unissued preferred stock could delay, discourage, hinder or preclude an unsolicited acquisition of our Company, could make it less likely that shareholders receive a premium for their shares as a result of any such attempt, and could adversely affect the market price of, and the voting and other rights, of the holders of outstanding shares of common stock.

Substantial voting power in the hands of our principal stockholders and directors

Our shareholders do not have the right to cumulative voting in the election of our directors. Our two largest principal beneficial stockholders, along with the nine directors or officers of the Company own and control about 39% percent of our outstanding common stock.

Because of the large number (over 2,000) of shareholders who own less than 50,000 shares each and the number of shareholders with invalid addresses (over 1,600 owning approximately 3,000,000 shares) should these principal stockholders and directors wish to act in concert, they would be able to vote to appoint directors of their choice, and otherwise directly or indirectly, control the direction and operation of the Company.

We do not intend to pay dividends on our common stock

We have never declared or paid any cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. Prospective investors should not purchase the shares with any view toward receipt of dividends on our Common Stock.

Our shares are designated as a Penny Stock.

Our common stock is designated as "penny stock" and thus may be more illiquid than shares traded on an exchange or on Nasdaq. The SEC has adopted rules (Rules 15g-2 through l5g-6 of the Exchange Act) which regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are any non-NASDAQ or non-exchange listed equity securities with a price of less than $5.00, subject to certain exceptions. The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customers account, to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a stock that is subject to the penny stock rules. The market liquidity for the shares could be severely and adversely affected by limiting the ability of broker-dealers to sell the shares and the ability of purchasers in this offering to sell their stock in any secondary market.

You may not be able to resell shares of our Common Stock at favorable terms.

Although our common stock has been traded on the OTC Bulletin Board for several years, the trading in our stock has been limited and sporadic. For example, in the fiscal year ended February 28, 2006, the average weekly volume of trading was less than 400,000 shares. Although trading volume has increased over the past months, it has still be sporadic, trading as many as several hundred thousand shares and as few as no shares on certain days. A consistently active trading market for our common stock may never be developed, or sustained if it emerges. In addition, the price of our common stock on the OTC Bulletin Board has been extremely volatile. For example, in the past 12 months, the closing sale price has fluctuated between a low of $.22 and a high of $3.03. Low volume or lack of demand for these securities may make it more difficult for you to sell such shares at a price or at a time you believe would be favorable. We cannot assure you that you will be able to sell your Shares at an attractive price relative to the price you are paying, that you will be able to sell these securities at any particular price, or that you will be able to sell these securities when you wish. See "Market Price of Common Stock."

Lack of Income Tax Benefits.

Investors should be aware that they will not receive the income tax benefits available to investors in oil and gas partnership programs. Any tax advantages will inure solely to the benefit of the Company and will not be passed through to any stockholders.

Risks Related to Our Industry

The oil and gas industry is highly competitive

Our larger competitors, by reason of their size and relative financial strength, can more easily access capital markets than we can and enjoy a competitive advantage in the recruitment of qualified personnel. They may be able to absorb the burden of any changes in laws and regulation in the jurisdictions in which we do business and handle longer periods of reduced prices of gas and oil more easily than we can.

Complying with environmental and other government regulations could be costly and could negatively impact our production

Our business is governed by numerous laws and regulations at various levels of government. These laws and regulations govern the operation and maintenance of our facilities, the discharge of materials into the environment and other environmental protection issues.

Changes in the prices of oil and gas could adversely affect our business

Prices for oil and gas tend to fluctuate significantly in response to factors beyond our control. These factors include, but are not limited to, the continued threat of war in the Middle East and actions of the Organization of Petroleum Exporting Countries and its maintenance of production constraints, the U.S. economic environment, weather conditions, the availability of alternate fuel sources, transportation interruption, the impact of drilling levels on crude oil and natural gas supply, and the environmental and access issues that could limit future drilling activities for the industry.

Our ability to produce sufficient quantities of oil and gas from our properties may be adversely affected by a number of factors outside of our control

The business of exploring for and producing oil and gas involves a substantial risk of investment loss. Drilling oil and gas wells involves the risk that the wells may be unproductive or that, although productive, that the wells may not produce oil and/or gas in economic quantities. Other hazards, such as unusual or unexpected geological formations, pressures, fires, blowouts, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well. Adverse weather conditions can also hinder drilling operations. A productive well may become uneconomic due to pressure depletion, water encroachment, mechanical difficulties, etc, which impair or prevent the production of oil and/or gas from the well.

There can be no assurance that oil and gas will be produced from the properties in which we have interests.

Shortage of drilling rigs and related equipment

The oil and gas industry is presently facing a shortage of drilling rigs, equipment, materials, supplies, and services which has delayed current drilling activities in many instances by independent oil and gas operators. The inability to drill on acreage blocks may delay development of properties in which we acquire an interest and certain leases could expire as a result.

SELLING SECURITY HOLDERS

We are registering for resale shares of our common stock that have been issued or sold to the selling shareholders identified below or that may be issued upon exercise of the warrants held by certain of the selling shareholders.

The following table sets forth certain information regarding the beneficial ownership, as of July 5, 2006, by each of the selling shareholders. We are not aware of any unidentified selling shareholders. The information in the table below is based upon information provided to us by the selling shareholders. Except as otherwise disclosed below, none of the selling shareholders has or within the past three years has had, any position, office or other material relationship with us. Except as disclosed below, none of the selling shareholders owns any common stock other than the offered shares nor will own any common stock if they sell all of their offered shares.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the offered shares.

Selling shareholders who are identified as broker-dealers or affiliated with broker-dealers (a) acquired their respective offered shares for their own account in the ordinary course of business, and (b) at the time of the acquisition of their respective offered shares, the selling shareholders had no agreements or understandings, directly or indirectly, with any person to distribute the offered shares.

Name	Number of Shares Beneficially Owned Prior to this Offering	Shares Offered in this Offering[1]	Shares Beneficially Owned After this Offering	
			Number[2]	Percent of Outstanding
David Andrews	21,000	21,000	0	0.00%
Bargus Partnership	230,001	230,001	0	0.00%
Patrick and Deborah Barry	48,000	48,000	0	0.00%
Bathgate Capital Partners, LLP[3]	1,204,081	1,204,081	0	0.00%
Margaret Bathgate[4]	99,999	99,999	0	0.00%
Steven M. Bathgate, IRA[4]	150,000	150,000	0	0.00%
James and Linda Bauer	15,000	15,000	0	0.00%
Kelvin C. Berens Trust	48,000	48,000	0	0.00%
Kenneth Booster	52,500	52,500	0	0.00%
Roy Boylan	40,100	20,100	20,000	0.05%
Rocco J. Brescia Jr.	75,000	75,000	0	0.00%
Joel Brody	48,000	48,000	0	0.00%
James W. Bryan	30,000	30,000	0	0.00%
Kevin Byrnes	48,000	48,000	0	0.00%
Rodney Cerny	48,000	48,000	0	0.00%
Robert Murray Chaiken	96,000	96,000	0	0.00%
Stanley and Barbara Chason	45,000	45,000	0	0.00%
Lawrence Chimerine	60,000	60,000	0	0.00%
Chocolate Chip Investments LP	144,000	144,000	0	0.00%
Ron Coby	30,000	30,000	0	0.00%
John and Mary Conness	21,000	21,000	0	0.00%
Dead Bug Partnership[4]	48,000	48,000	0	0.00%
Jeffrey and Vicki Dingbaum	102,000	102,000	0	0.00%
Terry Dingbaum	70,000	30,000	40,000	0.10%
Albert and Noreen Dowdell	48,000	48,000	0	0.00%
Earnco MPPP	48,000	48,000	0	0.00%
Muriel Egan	48,000	48,000	0	0.00%

Cliff English	96,000	96,000	0	0.00%
Evans Energy Partners I, LLC	144,000	144,000	0	0.00%
Adam Flippen	124,000	84,000	40,000	0.10%
Robert Fraker	42,000	42,000	0	0.00%
Elinor Ganz IRA	48,000	48,000	0	0.00%
Harold and Patricia Gelber	24,000	24,000	0	0.00%
Generation Capital Associates	60,000	60,000	0	0.00%
Joseph Gerber, IRA	105,000	105,000	0	0.00%
Alfred Gladstone	48,000	48,000	0	0.00%
Kim J. Gloystein, IRA	45,000	45,000	0	0.00%
Martin Goldfarb	192,000	192,000	0	0.00%
Charlie Greenlees	48,000	48,000	0	0.00%
Marc Groskreutz	48,000	48,000	0	0.00%
Guarantee & Trust Co. (Thayer Morris IRA)	96,000	96,000	0	0.00%
Tom and Julianne Hallett	20,004	20,004	0	0.00%
Wayne Hamersly	52,500	52,500	0	0.00%
Thomas Harkins	48,000	48,000	0	0.00%
Harner Living Trust	150,000	150,000	0	0.00%
Robert Hebb	40,200	40,200	0	0.00%
Todd Hemm	96,000	96,000	0	0.00%
Hoff Farms LLP	21,000	21,000	0	0.00%
John D. Holland	21,000	21,000	0	0.00%
Susan Huebner[4]	60,000	60,000	0	0.00%
Incyte Pathology (Felix Martinez Jr.)	48,000	48,000	0	0.00%
James Jaqua	48,000	48,000	0	0.00%
William and Nancy Johnsen	20,004	20,004	0	0.00%
George A. Johnson	100,500	100,500	0	0.00%
Jeremy Johnson	15,000	15,000	0	0.00%
JR Squared, LLC	525,000	525,000	0	0.00%
Anthony Kamin	220,000	100,000	120,000	0.31%
Doug Kelsall, IRA	48,000	48,000	0	0.00%
David and Anita Kohn	96,000	96,000	0	0.00%
Robert B. Korbelik Trust	48,000	48,000	0	0.00%
William Korum	42,000	42,000	0	0.00%
Stuart Kosh	200,001	200,001	0	0.00%
Jonathan and Teri Kruljac	60,000	60,000	0	0.00%
John Kucera	21,000	21,000	0	0.00%
Joseph A. Lavigne IRA R/O[4]	36,000	36,000	0	0.00%
Lewis Lavigne	361,000	42,000	319,000	0.83%
Brian LeClercq	120,000	120,000	0	0.00%
Leonidas Group, LLC	60,000	60,000	0	0.00%
Jonathan Liefer	210,000	210,000	0	0.00%
Elizabeth Lund	30,000	30,000	0	0.00%
Nancy Nita Macy Revokable Trust	105,000	105,000	0	0.00%
William Macy Family Trust	105,000	105,000	0	0.00%
Robert J. and Gwendolyn Martin	12,000	12,000	0	0.00%
Robert A. Melnich	120,000	120,000	0	0.00%
MGH Family Trust	96,000	96,000	0	0.00%
Glenn Mingleborff	48,000	48,000	0	0.00%
Terry Mitchell	50,001	50,001	0	0.00%
William Moreland	375,000	375,000	0	0.00%

Roger Morrison	195,000	195,000	0	0.00%
Edward Moseley	96,000	96,000	0	0.00%
Ralph Muller	384,000	384,000	0	0.00%
William E. Neidner	48,000	48,000	0	0.00%
Nite Capital LP	1,002,000	1,002,000	0	0.00%
Ronald Noel	89,000	24,000	65,000	0.17%
JT O' Connell and Associates, Inc.	48,000	48,000	0	0.00%
Peddle Partners, LLP	96,000	96,000	0	0.00%
Beverly Pinnas	24,000	24,000	0	0.00%
Platinum Long Term Growth, LLC	600,000	600,000	0	0.00%
Steven D. Plissey	30,000	30,000	0	0.00%
John A. Powell	54,000	54,000	0	0.00%
Martyn Powell	683,000	201,000	482,000	1.25%
Professional Offshore Opportunity Fund Ltd	300,000	300,000	0	0.00%
Professional Traders Fund	150,000	150,000	0	0.00%
Thomas Reeves	99,999	99,999	0	0.00%
Reinicker Family LP	96,000	96,000	0	0.00%
Virgil Revelle	15,000	15,000	0	0.00%
Andrew and Mary Richards	48,000	48,000	0	0.00%
Robert J. Richmeier Jr.	30,000	30,000	0	0.00%
George Romano	48,000	48,000	0	0.00%
Donald Rotunda	48,000	48,000	0	0.00%
Rye, LLC	1,002,000	1,002,000	0	0.00%
Eric and Lynn Shapiro	48,000	48,000	0	0.00%
Michael Stephen	30,000	30,000	0	0.00%
Thomas and Rosemary Sterr	21,000	21,000	0	0.00%
Summit Crest Capital Partners	400,000	400,000	0	0.00%
David P. Taylor	90,000	90,000	0	0.00%
Gary Tiedt	30,000	30,000	0	0.00%
Robert M. and Beverly A. Tuller Trust	96,000	96,000	0	0.00%
Greg Tutmarc	42,000	42,000	0	0.00%
Donald M. Tyler	48,000	48,000	0	0.00%
Phyllis Ulreich	96,000	96,000	0	0.00%
Donald M. Tyler	48,000	48,000	0	0.00%
Curtis Walker	150,000	150,000	0	0.00%
Ronald Weilert	30,000	30,000	0	0.00%
Russell Welty	48,000	48,000	0	0.00%
Jayne and Bernard Wing	48,000	48,000	0	0.00%
Jonas Wiorek	39,999	39,999	0	0.00%
Thomas Wolf	24,000	24,000	0	0.00%
Zephyr Bay Sports Partners, LLC	90,000	90,000	0	0.00%
	14,330,889	13,244,889	1,086,000	

(1)   Includes 8,027,206 shares of common stock and 4,013,602 warrants exercisable at $2.00; and aggregate placement agent warrants of 1,204,081; 802,721 which are exercisable at $0.75 and 403,360 which are exercisable at $2.00.

(2)   Assume all shares registered hereunder are sold

(3)   Broker Dealer

(3)   Affiliated with Broker Dealer

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our Common Stock is traded in the over the counter market on the OTC Bulletin Board under the symbol "DBRM". The following table shows the high and low closing sales prices for the Common Stock for the two most recent fiscal years. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions. The information is derived from information received from online stock quotation services.

Fiscal Year Ending February 28, 2005	High Closing	Low Closing
First Quarter	.15	.08
Second Quarter	.14	.12
Third Quarter	.16	.12
Fourth Quarter	.95	.12

Fiscal Year Ending February 28, 2006	High Closing	Low Closing
First Quarter	.83	.25
Second Quarter	.34	.23
Third Quarter	.65	.27
Fourth Quarter	3.03	.45

Fiscal Year Ending February 28, 2007	High Closing	Low Closing
First Quarter	2.95	1.66

BUSINESS

Background

Daybreak Oil and Gas, Inc. (referred to herein as "we," "our," or the "Company") was originally incorporated in the State of Washington on March 11, 1955, as Daybreak Uranium, Inc. The Company was established for the purpose of mineral exploration and development on claims or leased lands throughout the western United States. In August 1955, we acquired the assets of Morning Sun Uranium, Inc. We engaged in small scale open pit uranium mining operations in the mid to late 1950s in Spokane County, Washington. By the late 1950s, the Company had ceased to be a producing mining company and thereafter engaged in mineral exploration. In the 1960s, we acquired various mineral rights in the Coeur d'Alene Mining District of North Idaho. In May 1964, we changed our name to Daybreak Mines, Inc., to better reflect the diversity of our mineral holdings. The trading symbol for the Company became DBRM. Our subsequent efforts in the acquisition, exploration and development of potentially viable commercial properties were unsuccessful. By February 1967, we had ceased active operations. After that time, our activities were confined to annual assessment and maintenance work on our Idaho mineral properties and other general and administrative functions.

In 2001, due to depressed prices for precious metals and the general consensus that we would not be able to finance any mineral properties we might acquire, the Board of Directors of the Company decided not to pursue any further business operations in the hard rock mining sector. In November 2004, we sold our mineral rights in approximately 340 acres in Shoshone County, Idaho.

In February 2005, we undertook a new business direction for the Company as an oil and gas exploration and development company. We are currently exploring prospects in Louisiana, Texas, California and Alberta,

Canada. In October of 2005, to better reflect this new direction of the Company, our shareholders approved changing our name to Daybreak Oil and Gas, Inc. Our trading symbol continues to be DBRM.

We are actively pursuing oil and gas opportunities through both joint ventures and limited partnerships. Our operations are focused on identifying and evaluating prospective oil and gas properties and funding projects that we believe have the potential to produce oil and gas in commercial quantities. We seek to maximize the value of our asset base by acquiring properties that have both production and reserve growth potential. We have not been involved as the operator of any of the projects in which we have participated. Instead, we have relied on others for drilling, delivering any gas or oil reserves we discover, and negotiating all sales contracts.

In addition to having many projects under either development or consideration, to date we have drilled two exploratory wells and one re-entry well. The exploratory well, drilled in Louisiana in January of 2006, was completed and connected to a pipeline in mid-June. We have been selling production from this well since June 17, 2006. The exploratory well, drilled in Texas in December of 2005, was a dry hole. The re-entry well, started in Corpus Christi, Texas in May, is expected to be connected to a pipeline by the end of July. Funding for these activities has been primarily accomplished through (1) loans from our directors, shareholders and others and (2) the sales of our common stock through Rule 506 Regulation D private placement offerings.

Our operations are focused on identifying and evaluating prospective oil and gas properties and funding projects that we believe have the potential to produce oil or gas in commercial quantities. We have not been involved as the operator of the projects in which we participate. Instead, we have relied on others for drilling, and negotiating all sales contracts.

DESCRIPTION OF PROPERTY

Exploration and drilling

Louisiana

Franklin and Tensas Parishes. Known as the Tuscaloosa Project, this exploration project is our largest. We and our partners have access to a 3-D seismic survey covering an Area of Mutual Interest ("AMI") of 55 square miles. We have identified eight potential drilling locations, some having multi-zone potential. Through three different transactions, we have jointly acquired leases on approximately 32,000 gross undeveloped acres within the AMI.

- "F" Prospect – This is a 2,000 acre lease on which we jointly drilled our first exploratory well in January of 2006. The well was drilled in an updip position to a previously drilled well, that had a strong oil show. The well has been successfully completed and we have been selling production since June 17, 2006. We have contributed $1,096,800 to this project in drilling, completion and pipeline costs. It is anticipated that up to three additional wells will be drilled on this prospect.

In May 2006, we sold and leased back our 40% interest in the gas pipeline that is connected to the "F-1" well. This sale, to a shareholder of the Company, was for $200,000. The agreement gives us an option to repurchase the pipeline for $220,000 sometime between November, 2006 and November, 2008.

We are very encouraged by the early flow results of gas from this well. While it is too early to announce the planned daily flow rate, we anticipate being able to make an announcement after the initial three month flow period.

- "C" Prospect – This is a 1,778 acre lease in which we will have an 80% working interest in the "C-1" well. After payout ("APO"), we will have a 40% working interest subject to a 75% net revenue interest in this well. Payout is calculated on the drilling and completion cost of the well.

- Lease Acquisitions – We have also acquired a 50% interest in 28,000 additional acres located within the original AMI. This lease acquisition will cover the other six prospect sites. Our lease agreement requires us to drill an exploratory well within three years.

Avoyelles Parish. This Prospect is a Cretaceous target positioned beneath an existing oilfield that has already produced over 28 million barrels of oil.. This project will initially focus on the re-drilling of the broad northeast flank of the Cretaceous structure, targeting the Massive Sand of the Lower Tuscaloosa and the Fractured Lower (Austin) Chalk. Plans call for a 3-D seismic survey covering about 36 square miles. Project costs are estimated to be $1,000,000 for land, $3,000,000 for 3-D Seismic and $8,000,000 for drilling the first well. This is primarily a deep gas play. We have a 35% working interest in this project.

St. Landry Parish. The Krotz Springs prospect is primarily a deep gas play around 11,000 feet. We have jointly leased 9,600 acres in this prospect. We have access to a 3-D interpretation that shows potential gas reserves in the Third Cockfield Sand. Drilling precautions will have to be taken because of a history of hydrocarbon reservoirs being under high pressure in this area. We have a 25% working interest with a net revenue interest of 20%. We have paid a prospect fee of $24,720 to participate in this project. Drilling is expected to start in the third quarter of this fiscal year.

- In the North Shuteston prospect we have jointly leased 318 acres. We plan to test a low risk 3-D seismic supported shallow amplitude anomaly at a depth of 2,300 feet. This anomaly is located in a Miocene Age Sand. We have a 50% working interest in this project. Drilling and land costs are estimated to be about $563,000 with completion and well site facilities about another $502,000. Drilling is anticipated to start in the third quarter of this fiscal year.

Texas

Nueces County. In November 2005, we agreed to jointly participate in a five well re-entry project in the Saxet Deep Field on a developed 320 acre lease. The Saxet Deep Field has previously been produced as an oil field. The project is within the city limits of Corpus Christi, Texas.

We have a one-third working interest subject to a 75% net revenue interest. On May 1, 2006, we started the re-work on the Weil 8-C well. Completion is scheduled for the middle of July. Our developmental costs have been about $240,000.

The re-work of the second well in this project is scheduled to start during the month of July, 2006. As of June 30, 2006 we had contributed approximately $148,842 to this project.

Caldwell County. On January 31, 2006, we agreed to jointly redevelop an existing oilfield in the Upper Gulf Coast of Texas. The project is expected to be started before year end. We will be going after the Edwards Limestone area. We anticipate having three horizontal wells and one salt water disposal well in the first set of wells if our development efforts are successful. We believe that our cost for those four wells will be approximately $5,000,000.

Other Areas. In April 2005, we joined a land bank, whose funds were to be used to acquire leases for the Pearl Prospect. The Pearl Prospect is an onshore site located on the Texas Gulf Coast. As a member of the land bank, Daybreak is entitled to a one-third of one percent royalty interest on the Pearl Prospect. Our option to

participate in the drilling of a well has now expired. We have contributed $100,000 in cash and $25,000 in stock to meet our contractual agreements.

California

Kern County. In May 2005, we agreed to jointly explore an AMI in the southeastern part of the San Joaquin Basin. We initially paid a $12,500 fee to secure the project and the geological concepts. Our agreement calls for us to also pay another $5,000 fee upon the completion of each sub-regional lead that is developed for 3-D seismic survey. Additionally, we will pay another $5,000 fee upon the spud of the first well in each prospect area. We have a 50% working interest in this project.

Five prospect areas have been identified and we are actively leasing lands. We have now jointly leased about 25,633 undeveloped acres. We anticipate running seismic surveys within the next fiscal quarter in two of the prospect areas. We are planning to drill at least two wells in each prospect area.

Fresno, Kings and Tulare Counties. Known as the East Slopes Extension, the AMI for this project encompasses about 2,232 square miles in 62 Townships. We have a 50% working interest in this project. We are currently acquiring leases in the AMI and plan to start shooting seismic data by the third quarter of this fiscal year.

Canada

Alberta Province. In June, 2006 we acquired a 17% net revenue interest ("NRI") in a well that had already been drilled, but not completed in South Central Alberta, Canada, near the Alberta Badlands. This well is scheduled for completion in the current quarter of this fiscal year. The project is known as the Forty Mile Coulee project. We paid 150,000 shares of restricted common stock (valued at $150,000) in consideration for our NRI position. We will be responsible for 40% of the completion costs estimated to be about $75,000. The pay zone is called the Sunburst formation.

Acreage

The table below shows our developed and undeveloped oil and gas lease acreage as of the date of this Prospectus.

Location	Developed Acres		Undeveloped Acres	
	Gross	Net	Gross	Net
Texas			2,586	143
Louisiana	2,000	800	30,096	14,870
California			25,633	12,817
Total	2,000	800	58,315	27,830

Other Activities

Drilling Rig

One of the first obstacles that we encountered at both the Ginny South and Tuscaloosa projects was the availability of drilling rigs. There is a severe shortage of drilling rigs throughout North America for a number of reasons. This problem started in the late 1980's, continued to grow throughout the 1990's and in this decade it has become extremely severe. Waiting periods of one year or more are not unusual, especially because of increased demand for the rigs with energy prices setting new record highs at the same time. We are continuing to work on viable methods of financing for the acquisition of a drilling rig of our own. We have had to turn

down a number of opportunities in the exploration field because we did not have our own drilling rig. At this time our ability to drill prospects continues to be hampered by the lack of our own drilling rig.

Title to Properties and Licenses

As is customary in the oil and natural gas industry, we make only a cursory review of title to undeveloped oil and natural gas leases at the time we acquire them. However, before drilling commences, we search the title, and remedy any material defects before we actually begin drilling the well. To the extent title opinions or other investigations reflect title defects, we (rather than the seller or lessor of the undeveloped property) typically are obligated to cure any such title defects at our expense. If we are unable to remedy or cure any title defects so that it would not be prudent for us to commence drilling operations on the property, we could suffer a loss of our entire investment in the property. We believe that we have good title to our oil and natural gas properties, some of which are subject to immaterial encumbrances, easements, and restrictions.

We acquired substantial portions of our 3-D seismic data through licenses and other similar arrangements. Such licenses contain transfer and other restrictions customary in the industry.

Employees

We have three paid employees, Eric Moe, our Chief Executive Officer; Tom Kilbourne, our Treasurer, and Ben Anderson, our Chief Operating Officer.

Commencing March 1, 2005, we entered into one-year consulting agreements with Robert Martin and Jeffrey Dworkin for a fee of $1,000 per month for each individual. In December 2004 we issued 1,100,000 shares of common stock to a company owned by Mr. Martin. Starting Feb. 1, 2006 we extended Mr. Martin's consulting agreement for a one-year period and increased his fee to $12,000 per month, and we issued him an additional 250,000 shares of common stock.

Market Conditions

Our revenues, profitability, and future rate of growth substantially depend on prevailing prices for oil and natural gas. Oil and natural gas prices have been extremely volatile in recent years and are affected by many factors outside our control. Since 1993, prices for West Texas Intermediate crude have ranged from $8.00 to $75.25 per Bbl and the Gulf Coast spot market natural gas price at Henry Hub, Louisiana, has ranged from $1.08 to $15.39 per MMBtu. The volatile nature of energy markets makes it difficult to estimate future prices of oil and natural gas; however, any prolonged period of depressed prices would have a material adverse effect on our results of operations and financial condition.

The marketability of our production depends in part on the availability, proximity, and capacity of natural gas gathering systems, pipelines and processing facilities. Federal and state regulation of oil and natural gas production and transportation, general economic conditions, changes in supply and changes in demand could adversely affect our ability to produce and market our oil and natural gas. If market factors were to change dramatically, the financial impact on us could be substantial. We do not control the market, and the volatility of product prices is beyond our control, and therefore it represents significant risks.

Competition

We are and will remain an insignificant participant among the companies that engage in acquiring oil and/or gas drilling prospects or interests in such prospects and in conducting drilling operations. Due to our limited financial resources and limited management availability, we will continue to be at a significant disadvantage compared to our competitors.

The oil and natural gas industry is competitive for prospects, acreage, and capital. Our competitors include numerous major and independent oil and natural gas companies, individual proprietors, drilling and income programs and partnerships. Many of these competitors possess and employ financial and personnel resources substantially greater than ours and may, therefore, be able to define, evaluate, bid for and purchase more oil and natural gas properties. There is intense competition in marketing oil and natural gas production, and there is competition with other industries to supply the energy and fuel needs of consumers.

REGULATION

General

The availability of a ready market for any oil and natural gas production depends on numerous factors that we do not control. These factors include regulation of oil and natural gas production, federal and state regulations governing environmental quality and pollution control, state limits on allowable rates of production by a well or proration unit, the amount of oil and natural gas available for sale, the availability of adequate pipeline and other transportation and processing facilities, and the marketing of competitive fuels. For example, a productive natural gas well may be "shut-in" because of an oversupply of natural gas or lack of available natural gas pipeline capacity in the areas in which we may conduct operations. State and federal regulations generally are intended to prevent waste of oil and natural gas, protect rights to produce oil and natural gas between multiple owners in a common reservoir, control the amount of oil and natural gas produced by assigning allowable rates of production and control contamination of the environment. Pipelines are subject to the jurisdiction of various federal, state, and local agencies.

Oil and natural gas production operations are subject to various types of regulation by state and federal agencies. Legislation affecting the oil and natural gas industry is under constant review for amendment or expansion. In addition, numerous departments and agencies, both federal and state, are authorized by statute to issue rules and regulations that govern the oil and natural gas industry and its individual members, some of which carry substantial penalties for failure to comply. The regulatory burden on the oil and natural gas industry increases our cost of doing business and, consequently, affects our profitability.

Federal offshore oil and gas leases are granted by the federal government and are administered by the U. S. Minerals Management Service (the "MMS"). These leases require compliance with detailed federal regulations and orders that regulate, among other matters, drilling and operations and the calculation of royalty payments to the federal government. Ownership interests in these leases generally are restricted to United States citizens and domestic corporations. The MMS must approve any assignments of these leases or interests therein.

The federal authorities, as well as many state authorities, require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and gas. Individual states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the establishment of maximum rates of production from oil and gas wells and the regulation of spacing, plugging, and abandonment of such wells. The statutes and regulations of the federal authorities, as well as many state authorities, limit the rates at which we can produce oil and gas on our properties.

Federal Regulation.

The Federal Energy Regulatory Commission ("FERC") regulates interstate natural gas pipeline transportation rates and service conditions, both of which affect the marketing of natural gas produced, as well as revenues received for sales of such natural gas. Since the latter part of 1985, culminating in 1992 in the Order No. 636 series of orders, the FERC has endeavored to make natural gas transportation more accessible to gas buyers and

sellers on an open and non-discriminatory basis. The FERC believes "open access" policies are necessary to improve the competitive structure of the interstate natural gas pipeline industry and to create a regulatory framework that will put gas sellers into more direct contractual relations with gas buyers. As a result of the Order No. 636 program, the marketing and pricing of natural gas has been significantly altered. The interstate pipelines' traditional role as wholesalers of natural gas has been terminated and replaced by regulations which require pipelines to provide transportation and storage service to others who buy and sell natural gas. In addition, on February 9, 2000, FERC issued Order No. 637 and promulgated new regulations designed to refine the Order No. 636 "open access" policies and revise the rules applicable to capacity release transactions. These new rules will, among other things, permit existing holders of firm capacity to release or "sell" their capacity to others at rates in excess of FERC's regulated rate for transportation services.

It is unclear what impact, if any these new rules or increased competition within the natural gas transportation industry will have on us and our gas sales efforts. It is not possible to predict what, if any, affect the FERC's open access or future policies will have on us. Additional proposals and/or proceedings that might affect the natural gas industry may be considered as FERC, Congress or state regulatory bodies. It is not possible to predict when or if any of these proposals may become effective or what effect, if any, they may have on our operations. We do not believe, however, that our operations will be affected any differently than other gas producers or marketers with which we compete.

State Regulation of Oil and Natural Gas Production.

States where we conduct our oil and natural gas activities regulate the production and sale of oil and natural gas, including requirements for obtaining drilling permits, the method of developing new fields, the spacing and operation of wells and the prevention of waste of natural gas and other resources. In addition, most states regulate the rate of production and may establish the maximum daily production allowables for wells on a market demand or conservation basis.

Environmental Regulation.

Our operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require us to acquire a permit before we commence drilling; restrict the types, quantities and concentration of various substances that we can release into the environment in connection with drilling and production activities; limit or prohibit our drilling activities on certain lands lying within wilderness, wetlands and other protected areas; and impose substantial liabilities for pollution resulting from our operations. Moreover, the general trend toward stricter standards in environmental legislation and regulation is likely to continue. For instance, as discussed below, legislation has been proposed in Congress from time to time that would cause certain oil and gas exploration and production wastes to be classified as "hazardous wastes," which would make the wastes subject to much more stringent handling and disposal requirements. If such legislation were enacted, it could have a significant impact on our operating costs, as well as on the operating costs of the oil and natural gas industry in general. Initiatives to further regulate the disposal of oil and gas wastes have also been considered in the past by certain states, and these various initiatives could have a similar impact on us. We believe that our current operations substantially comply with applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on us.

Oil Pollution Act of 1990

The Oil Pollution Act of 1990 (the "OPA") and regulations thereunder impose a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. A "responsible party" includes the owner or operator of a facility or vessel, or the lessee or permittee of the area where an offshore facility is located. The OPA makes each responsible party liable for

oil-removal costs and a variety of public and private damages. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the party caused the spill by gross negligence or willful misconduct or if the spill resulted from a violation of a federal safety, construction, or operating regulation. The liability limits likewise do not apply if the party fails to report a spill or to cooperate fully in the cleanup. Few defenses exist to the liability imposed by the OPA.

The OPA also imposes ongoing requirements on a responsible party, including the requirement to maintain proof of financial responsibility to be able to cover at least some costs if a spill occurs. In this regard, the OPA requires the lessee or permittee of an offshore area in which a covered offshore facility is located to establish and maintain evidence of financial responsibility in the amount of $35 million ($19 million if the offshore facility is located landward of the seaward boundary of a state) to cover liabilities related to a crude oil spill for which such person is statutorily responsible. The amount of required financial responsibility may be increased above the minimum amounts to an amount not exceeding $150 million depending on the risk represented by the quantity or quality of crude oil that is handled by the facility. The MMS has promulgated regulations that implement the financial responsibility requirements of the OPA. Under the MMS regulations, the amount of financial responsibility required for an offshore facility is increased above the minimum amount if the "worst case" oil spill volume calculated for the facility exceeds certain limits established in the regulations.

The OPA also imposes other requirements, such as the preparation of an oil-spill contingency plan. Failure to comply with ongoing requirements or inadequate cooperation during a spill may subject a responsible party to civil or criminal enforcement actions. We are not aware of any action or event that would subject us to liability under the OPA and we believe that compliance with the OPA's financial responsibility and other operating requirements will not have a material adverse impact on us.

CERCLA

The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, and comparable state statutes impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances. Under CERCLA, persons or companies that are statutorily liable for a release could be subject to joint-and-several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We have not been notified by any governmental agency or third party that we are responsible under CERCLA or a comparable state statute for a release of hazardous substances.

Clean Water Act

The Federal Water Pollution Control Act of 1972, as amended (the "Clean Water Act"), imposes restrictions and controls on the discharge of produced waters and other oil and gas wastes into navigable waters. These controls have become more stringent over the years, and it is possible that additional restrictions will be imposed in the future. Permits must be obtained to discharge pollutants into state and federal waters. Certain state regulations and the general permits issued under the Federal National Pollutant Discharge Elimination System program prohibit the discharge of produced waters and sand, drilling fluids, drill cuttings and certain other substances related to the oil and gas industry into certain coastal and offshore water. The Clean Water Act provides for civil, criminal, and administrative penalties for unauthorized discharges for oil and other hazardous substances and imposes liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release. Comparable state statutes impose liability and authorize penalties in the case of an unauthorized discharge of

petroleum or its derivatives, or other hazardous substances, into state waters. We believe that our operations comply in all material respects with the requirements of the Clean Water Act and state statutes enacted to control water pollution.

Resources Conservation and Recovery Act.

The Resource Conservation and Recovery Act ("RCRA") is the principal federal statute governing the treatment, storage, and disposal of hazardous wastes. RCRA imposes stringent operating requirements, and liability for failure to meet such requirements, on a person who is either a "generator" or "transporter" of hazardous waste or an "owner" or "operator" of a hazardous waste treatment, storage, or disposal facility. At present, RCRA includes a statutory exemption that allows most crude oil and natural gas exploration and production waste to be classified as nonhazardous waste. A similar exemption is contained in many of the state counterparts to RCRA. As a result, we are not required to comply with a substantial portion of RCRA's requirements because our operations generate minimal quantities of hazardous wastes. At various times in the past, proposals have been made to amend RCRA to rescind the exemption that excludes crude oil and natural gas exploration and production wastes from regulation as hazardous waste. Repeal or modification of similar exemptions in applicable state statutes, would increase the volume of hazardous waste we are required to manage and dispose of and could cause us to incur increased operating expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes and other information included elsewhere in this Prospectus.

Safe Harbor Provision

Certain statements contained in our Management's Discussion and Analysis of Financial Condition are intended to be covered by the safe harbor provided for under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. All statements other than statements of historical facts contained in this report, including statements regarding our current expectations and projections about future results, business strategy, performance, prospects and opportunities, are forward-looking statements. To understand about forward-looking statements, please refer to the section labeled forward-looking statements at the beginning of this Prospectus.

Long Term Success

Our success depends on the successful acquisition and drilling of commercial grade oil and gas properties and the prevailing prices for oil and natural gas. Oil and natural gas prices have been extremely volatile in recent years and are affected by many factors outside our control. This volatile nature of the energy markets makes it difficult to estimate future prices of oil and natural gas; however, any prolonged period of depressed prices would have a material adverse effect on our results of operations and financial condition.

Since our inception, we have suffered recurring losses from operations and have depended on external financing to sustain our operations. During the year ended February 28, 2006, we reported losses of $2,025,282. There is no assurance that we will be able to achieve profitability.

Financial Statements

The following financial information should be read in conjunction with the Company's audited financial statements appearing elsewhere in this Prospectus.

Fiscal Year Ended February 28, 2006 compared to Fiscal Year Ended February 28, 2005.

Balance Sheet. Our assets increased $1,969,478 from $532 in 2005 to $1,970,010 in 2006. We had no revenues during 2006. The increase in our assets is attributed to our financing activities and oil and gas leases. On February 28, 2005 we had total assets of $532, comprised mainly of prepaid expenses; and $8,371 in liabilities, comprised entirely of accounts payable. As of February 28, 2006, we had assets of $1,970,010, comprised mainly of cash $806,027, deposits on equipment $250,000, and oil and gas properties $895,400. Our liabilities were $1,167,347, comprised mainly of short-term debt $1,159,077 and interest payable to existing noteholders $8,270.

Accumulated Deficit

Our accumulated deficit increased from ($736,035) on February 28, 2005, to ($2,761,317) on February28, 2006. The increase in the accumulated deficit resulted from the $2,025,282 operating loss for the fiscal year ended February 28, 2006, discussed below. This included the write off of $253,500 of costs involved with drilling our well in Texas that was a dry hole and had to be abandoned.

Income Statement

We had no revenue in Fiscal 2006 or 2005. Our expenses increased from $42,059 in 2005 to $1,996,161 in 2006. The increase in expenses included $1,748,284 in Non-Cash Activities. Our Operating Loss increased from $29,271 in 2005 to $2,025,282 in 2006.

Cash Activities

1)   Cash used by operating activities for the fiscal year ended February 28, 2006, was ($646,686) compared to ($33,728) for the same period ending February 28, 2005. This increase was primarily due to our exploration and drilling activities.

2)   Cash used by investing activities for the fiscal year ended February 28, 2006, was ($970,400) compared to $12,748 for the same period ending February 28, 2005. This difference was due to our investments in oil and gas properties of $720,400 and deposits on equipment of $250,000.

3)   Cash from financing activities for the fiscal year ended February 28, 2006, was $2,423,022 compared to zero for the same period ending February 28, 2005. This difference resulted from the net proceeds from the sale of our common stock of $1,087,500 and net proceeds from loans of $1,335,522.

Non-Cash Activities

For the fiscal year ended February 28, 2006, we issued common stock for non-cash activities totaling $1,748,284 compared to zero for the same period ending February 28, 2005. This was comprised of $175,000 for oil and gas properties, $731,250 for management and directors fees, $620,000 for Investor Relations fees, $201,534 for satisfaction of loans and accrued interest, $16,500 of financing fees and $4,000 for miscellaneous services.

Liquidity and Capital Resources

Our business is capital intensive. Our ability to grow is dependent upon our ability to obtain outside capital and generate cash flows from operating activities to fund our investment activities. At this time, we still do not have any cash flow from our exploration and development activities. Our independent registered auditors have expressed a substantial doubt regarding our ability to continue as a going concern.

Our only source of funds in the past has been through the debt or equity markets. Our business model is focused on acquiring developmental properties and also existing production. Our ability to generate future revenues and operating cash flow will depend on successful exploration, and/or acquisition of oil and gas producing properties. The primary use of cash in operating activities was to fund expanded exploration activities throughout our properties.

Convertible Debentures

1) From March through August of this fiscal year, six shareholders, officers or directors advanced the company, through 27 loans, approximately $168,821 to finance our operating activities. These convertible debentures were for a term of one year, with a six percent interest rate. The notes were convertible to restricted common stock after six months from the date of issuance at an exchange rate of $0.25 per share.

A private placement offering for that same share value was being planned and conducted during the time the loans were made by these individuals to the Company. The minimum six month holding period before conversion has now passed and five shareholders, officers and directors have all converted their notes to restricted common stock. As of February 28, 2006, one shareholder who loaned the Company $32,000 had not yet converted his notes to restricted common stock.

2) Between January 25, 2006 and February 8, 2006, we borrowed a total of $806,700 from seven shareholders to help finance exploration activities as well as increase operating capital. The term of these Convertible Debentures was for one year at a 10% interest rate. The notes are convertible to restricted common stock after 61 days from the date of issuance. The conversion rate is $0.50 per share. As of February 28, 2006, none of these notes have yet been converted to restricted common stock.

3) At the end of February and first part of March 2006, we borrowed $225,001 from three shareholders to meet operating capital needs. The term of these Convertible Debentures, was for one year at a 10% interest rate. The notes are convertible to restricted common stock after 61 days from the date of issuance. The conversion rate is $0.75 per share. As of the date of this Prospectus none of these notes have been converted to restricted common stock.

Private Placement

From June to December of 2005, we conducted a private placement of our common stock. Net proceeds of $1,087,500 were used to pay for lease, exploration and drilling expenses of the Company as well as working capital. Gross proceeds of this private placement were $1,100,000. The restricted common stock was sold for $0.25 per share. We did not engage a placement agent for this offering, instead all the shares were sold directly by the company.

Line of Credit

On December 19, 2005, we received an advance of $60,000 on a warehousing line of credit from a financing company, Genesis Financial Inc., to help finance operating activities. This warehousing line of credit for $180,000 was set up to fund the completion costs of the Ginny South Prospect in Texas. When the exploratory well was plugged and abandoned, the remaining balance of this line of credit was not utilized and was therefore cancelled. The $60,000 line of credit was subsequently converted to restricted common stock at the rate of $0.25 per share which resulted in 240,000 shares of stock being issued to satisfy this debt.

Loan Agreement

On February 24, 2006 we borrowed $100,000 from a financing company, Genesis Financial Inc., to help finance operating activities. The term of the loan agreement is for one year at a 10% interest rate. The loan may be converted to restricted common stock after 61 days from the date of issuance at Genesis' option. The conversion rate is $0.75 per share. On June 6, 2006 the loan was converted to 137,023 shares of common stock

Private Placement

From March to April 30, 2006, we conducted a private placement of our common stock. Net proceeds of $5,198,256 were used to pay for lease acquisitions, exploration and drilling expenses as well as working capital. Gross proceeds of this private placement were $6,020,404. The restricted common stock was sold for $1.50 per unit. Each unit was comprised of two shares of common stock and one redeemable warrant to purchase a warrant share of common stock. The warrant is exercisable at $2.00 for a period of five years. There was also a cashless warrant provision in the offering. We did engage a placement agent to assist in selling this offering. The terms of the offering call for us to register both the common shares and the underlying warrants with the Securities and Exchange Commission. The net proceeds of the offering have been used to acquire more mineral rights on leases in Louisiana; drilling costs on wells in Texas and ongoing operating expenses. This private placement increased our authorized and issued common stock by 8,027,206 shares. This does not include the additional shares that will be issued if any of the associated warrants with the private placement are exercised.

Gas Pipeline Financing

In May 2006, we sold and leased back our 40% interest in the gas pipeline that is connected to the "F-1" well on the Tuscaloosa Project in Louisiana. This sale, to a shareholder of the Company, was for $200,000. The sale and leaseback agreement gives us to an option to repurchase the pipeline for $220,000 sometime between November, 2006 and November, 2008. The sale leaseback was account for as a financing transaction.

Private Placement

On July 5, 2006, we started another private placement of our stock. If the entire offering is sold the net proceeds should be about $5,200,000. The net proceeds are to be used for lease acquisition, exploration and drilling expenses and working capital. Gross proceeds of this private placement could be $6,000,000. This offering is being sold for $3.00 per unit. Each unit is comprised of one share of Series A Convertible Preferred stock and two Common Stock Purchase Warrants. Each Preferred Share, known as Conversion Shares, is convertible into three shares of our common stock. Each warrant is exercisable at $2.00 for a period of five years. We have engaged a placement agent to assist in selling this offering. The terms of the offering call for us to register both the conversion shares and the common shares underlying the warrants with the Securities and Exchange Commission. The net proceeds of the offering will be used to acquire more mineral rights on leases; drilling costs on wells and ongoing operating expenses.

Summary

Our ability to continue as a going concern depends on our ability to raise substantial funds for use in our planned exploration and development activities, and upon the success of our fundraising activities.

We intend to obtain the funds for our planned exploration and development activities by various methods, which might include the issuance of equity or debt securities or obtaining joint venture partners or participating in limited partnerships. No assurance can be given that we will be able to obtain any additional financing on favorable terms, if at all.

Raising additional funds by issuing common or preferred stock will further dilute our existing stockholders. Currently, this is the only method that has been available to create the cash flow necessary to fund the growth of our Company.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS

Name	Age	Position(s) w/the Company	Director Since
Dale B. Lavigne	75	Director/Chairman	March 1965
Robert N. Martin	51	Director/President	December 2004
Jeffrey R. Dworkin	48	Director/Secretary	December 2004
Terrence J. Dunne	57	Director/Chief Financial Officer	January 2006
Thomas C. Kilbourne	54	Director/Treasurer/Controller	January 2001
Michael Curtis	52	Director	December 2004
Ronald D. Lavigne	51	Director	July 1999

NON DIRECTOR EXECUTIVE OFFICERS

Eric L. Moe	42	Chief Executive Officer	March 2006
Bennett W. Anderson	45	Chief Operating Officer	March 2006

Robert N. Martin, a Professional Geologist, is the President and a Director of the Company. Mr. Martin graduated from McGill University with a Bachelor of Science degree. Prior to becoming the President of the Company in December 2004, Mr. Martin was the President of LongBow Energy Corporation from October 2003 until October 2004. From September 2000 until November 2002, Mr. Martin was the Vice President of Exploration for New Energy West LTD. of Calgary, Alberta. Mr. Martin is a member of the Association of Professional Geologists, Geophysicists and Engineers of Alberta and a member of the Canadian Society of Petroleum Geologists.

Eric L. Moe has over 21 years experience in the finance field. His activities have included being a registered representative with several NASD member securities firms; and a Senior Partner, Vice President and branch manager of a registered broker dealer. Since 1998, Mr. Moe has been consulting to both private and public companies specializing in mergers and acquisitions and is currently providing investor relations services to several public companies. During his career Mr. Moe has assisted in raising over $100,000,000 in equity and debt financing. Mr. Moe attended Eastern Washington University.

Dale B. Lavigne is Chairman of the Board and a Director of the Company. Mr. Lavigne has been a director of the Company since 1965 and served as the Company's President from 1989 until December 2004. Mr. Lavigne graduated from the University of Montana with a B. S. Degree in Pharmacy. For the past 47 years, Mr. Lavigne

has been the Chairman and a Director of the Osburn Drug Company, Inc., a 4-store chain of drug stores in North Idaho. Mr. Lavigne is also a Director and Officer of Metropolitan Mines, Inc., a reporting publicly held, inactive mineral exploration company. Mr. Lavigne is the former Chairman of the First National Bank of North Idaho; a former member of the Gonzaga University Board of Regents; former President of the Silver Valley Economic Development Corporation and a current member of the Governor's Task Force on Rural Idaho. Mr. Lavigne is the father of Ronald B. Lavigne and the father-in-law of Thomas C. Kilbourne.

Bennet W. Anderson serves as Chief Operating Officer. Mr. Anderson most recently served as a Senior Vice President with Novell from 1998-2002. His duties included product direction, strategy and market direction, and training and support for the field sales staff. He led 25 product managers in supporting products and suites with revenues of $60,000,000 and an annual growth rate of 80%. He also managed 300 engineers to develop more than 20 core technologies. From 1978 to 1982 Mr. Anderson worked as a rig hand and was involved in drilling over a dozen wells in North Dakota. He holds a B.S. degree from Brigham Young University in Computer Science and graduated with University Honors of Distinction.

Michael Curtis is a Director of the Company. Since January 1998 Mr. Curtis has been the president of Cardwell Capital Corporation, a private investment and trading company that invests in private and public corporations in the North American Markets.

Terrence J. Dunne serves as Chief Financial Officer and a Director of the Company. For more than the past five years Mr. Dunne has operated Terrence J. Dunne & Associates, a sole proprietorship which provides bookkeeping, income tax return preparation and business consulting services for small businesses. Mr. Dunne received his BBA, MBA and Masters in Taxation degrees from Gonzaga University.

Jeffrey R. Dworkin is a Director and Corporate Secretary of the Company. Mr. Dworkin graduated from Queens University with a Bachelor of Arts Degree and the London School of Economics with a Bachelor of Laws Degree. Since 2000, Mr. Dworkin has been employed by LongBow Energy Corp., a junior oil and gas company listed on the TSX Venture Exchange, and assisted in the raising of approximately Cdn$3 MM. Mr. Dworkin declared personal bankruptcy under Canadian law on September 3, 2003 and was discharged on June 3, 2004.

Thomas C. Kilbourne is the Treasurer and a Director of the Company and is formerly its Chief Financial Officer. Mr. Kilbourne has been an officer and director of the Company since January 2001. He graduated from the University of Montana with a BS Degree in Business Administration and Finance. Mr. Kilbourne has been the Chief Financial Officer and a Director of the Osburn Drug Company since 1999. Mr. Kilbourne is the son-in-law of Dale Lavigne and the brother-in-law of Ronald Lavigne.

Ronald D. Lavigne is a Director of the Company. Mr. Lavigne has served as a Director of the Company since July of 1999. Mr. Lavigne graduated from the University of Montana with a BS Degree in Pharmacy. Mr. Lavigne is the President and a Director of the Osburn Drug Company. Mr. Lavigne is the son of Dale Lavigne and the brother-in-law of Thomas Kilbourne.

Directors' Term of Office

Directors hold office until the next annual meeting of shareholders and the election and qualification of their successors. Officers are elected annually by our board of directors and serve at the discretion of the board of directors.

Director Compensation

Directors of the Company are compensated for their services at a rate of $750 per month. These fees are paid quarterly. Individual directors may receive their compensation in either cash or restricted common stock. If the compensation is in stock, the conversion rate is the three month average of the closing price for the quarter that the services were performed. However, if there is a private placement underway during the quarter, then the conversion value of the restricted stock will be the equivalent of the private placement value of the common stock

Committees of the Board of Directors
Audit Committee

The Audit Committee is responsible for monitoring the integrity of the Company's financial reporting standards and practices and its financial statements, overseeing the Company's compliance with ethics and compliance policies and legal and regulatory requirements, and selecting, compensating, overseeing, and evaluating the Company's independent auditors.

The members of the Audit Committee are Dale Lavigne, Terrence Dunne and Ronald Lavigne. None of these Audit Committee members is independent as defined in Rule 4200(a)(15) of the NASD's listing standards. The Board has determined that Terrence Dunne does qualify as an "audit committee financial expert" on the Audit Committee, as that term is defined in the rules of the Securities and Exchange Commission.

In forming our Board of Directors, we sought out individuals who would be able to guide our operations based on their business experience, both past and present, or their education. Responsibility for our operations is centralized within management. We rely on the assistance of others, such as our out sourced consultant, to help us with the preparation of our financial information. We recognize that having a person who possesses all of the attributes of an independent audit committee financial expert would be a valuable addition to our Board of Directors, however, we are not, at this time, able to compensate such a person therefore, we may find it difficult to attract such a candidate.

Compensation Committee

The members of the Compensation Committee are Dale Lavigne, Terrence Dunne and Michael Curtis.

Nominating Committee

The entire Board of Directors serves as the nominating committee.

Code of Ethics

 The Company has adopted a Code of Ethics that applies to the Company's executive officers and directors. The Company will provide, without charge, a copy of the Code of Ethics on the written request of any person addressed to the Company at, Daybreak Oil and Gas, Inc. 601 W. Main Ave., Suite 1017; Spokane, WA 99201. Our code of ethics can also be viewed on our Company website.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation paid by the Company to its Chief Executive Officer and executive officers whose total annual salary and bonus exceeded $100,000 during the past three calendar years

("Executive Officers"). Except as set forth below, no officer or Executive Officer of the Company received compensation in excess of $100,000 during the past three calendar years. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

| Name and Principal Position | Year | Annual Compensation | | | Long-Term Compensation | | | |
| | | | | | Awards | | Payouts | |
		Salary	Bonus	Other Annual Compensation	Restricted Options/ Awards	Securities Underlying LTIP SARs	All Other Payouts	All Other Compensation
Robert Martin, President [1] [2]	2006	$315,050[3]	N/A	N/A	None	None	None	None
	2005	None	N/A	N/A	None	None	None	None
	2004	None	N/A	N/A	None	None	None	None
Thomas Kilbourne, Treasurer[1]	2006	$100,000[4]	N/A	N/A	None	None	None	None
	2005	None	N/A	N/A	None	None	None	None
	2004	None	N/A	N/A	None	None	None	None
Terrence Dunne, Director[5]	2006	$100,000[4]	N/A	N/A	None	None	None	None
	2005	None	N/A	N/A	None	None	None	None
	2004	None	N/A	N/A	None	None	None	None

[1] In addition to the compensation described above, this individual also received Directors fees of $9,000 during the fiscal year ended February 28, 2006. The $9,000 was paid in restricted common stock.

[2] Payments for Mr. Martin's services are paid directly to 413294 Alberta Ltd., a Canadian Company.

[3] Included in this amount is $275,000 paid in restricted common stock.

[4] This amount was paid in restricted common stock

[5] In addition to the compensation described above, this individual also received Directors fees of $2,250 during the fiscal year ended February 28, 2006. The $2,250 was paid in restricted common stock.

Employment Contracts

We entered into verbal one-year employment agreements on March 1, 2006, with Eric Moe, Chief Executive Officer, Bennett Anderson, Chief Operating Officer and Thomas Kilbourne, our Treasurer. Those employment agreements are currently being reduced to written agreements. We issued Mr. Moe 250,000 shares of common stock, valued at $187,500 at the time of issuance, and we will pay him a salary of $72,000 per year. We will pay him a salary of $60,000 per year. We issued Mr. Kilbourne 100,000 shares of common stock, valued at $75,000 on the date of issuance, and we will pay him a salary of $60,000 per year. We also have a one-year contract with a private consulting firm, 413294 Alberta, Ltd., that supplies the services of our company President, Robert Martin. 413294 was issued 250,000 shares of common stock, valued at $187,500 at the time of issuance, and we will pay them a fee of $144,000. Mr. Martin is the President of 413294 Alberta, LTD. All other services are currently contracted for with independent contractors. The Company has not obtained key man life insurance on any of its officers or directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

For the fiscal years ended February 28, 2005 and February 28, 2004 there were no related party transactions.

During the fiscal year ended February 28, 2006, we had the following related party transactions:

From March 19, 2005 until August 31, 2005, five shareholders of whom three were directors and the other two were 10% control persons made 26 loans to us for a total value of $158,821 in the form of convertible notes. These notes had the following features: one year term, six percent interest rate and the notes were convertible after six months to restricted common stock at the note holder's option.

The conversion rate was set at $0.25 per share because a private placement offering was being planned at the same time for the same price. Both the principal and the accrued interest could be converted to restricted common stock. The three directors and one 10% control person have converted these notes to restricted common stock. A total of $126,821 has been converted to a total of 524,817 shares of stock. This stock conversion includes $4,384 in interest.

On April 27, 2005, we issued 500,000 shares of restricted common stock worth $125,000 to Eric Moe (appointed CEO in March 2006) for IR work. These shares were valued at $0.25 per share and were expensed throughout the fiscal year as monthly IR costs.

On October 5, 2005, we issued 1,000,000 shares of restricted common stock worth $250,000 to Eric Moe (appointed CEO in March 2006) for Investment Relations work. These shares were valued at $0.25 per share and were expensed throughout the fiscal year as monthly IR costs.

On November 30, 2005, we issued 18,000 shares of restricted common stock worth $4,500 to each of the six members of the Board of Directors for work that had been done beyond their regular director duties. These shares were valued at $0.25 per share and were expensed in October as part of directors' fees.

On November 30, 2005, we issued 9,000 shares of restricted common stock worth $2,250 to each of the six members of the Board of Directors. These shares were valued at $0.25 per share and were expensed in the third quarter of the fiscal year as part of directors' fees.

On November 30, 2005, we issued 400,000 shares of restricted common stock worth $100,000 to Terrence Dunne (appointed CFO in April 2006) a shareholder and 10% control person for management services. These shares were valued at $0.25 per share and were expensed throughout the last two quarters of the fiscal year.

On December 19, 2005, we issued 30,000 shares of restricted common stock worth $7,500 to Terrence Dunne for his personal guarantee on the Genesis Financial warehousing line of credit. These shares were valued at $0.25 per share and were expensed in December as part of our loan costs.

On January 17, 2006, we issued 300,000 shares of restricted common stock worth $75,000 to Dale Lavigne, a director and shareholder for management services. These shares were valued at $0.25 per share and were expensed throughout the last two quarters of the fiscal year.

On January 17, 2006, we issued 300,000 shares of restricted common stock worth $75,000 to Ronald Lavigne, a director and shareholder for management services. These shares were valued at $0.25 per share and were expensed throughout the last two quarters of the fiscal year.

On January 17, 2006, we issued 400,000 shares of restricted common stock worth $100,000 to Thomas Kilbourne, a director, Treasurer and shareholder for management services. These shares were valued at $0.25 per share and were expensed throughout the last two quarters of the fiscal year.

On February 10, 2006, we issued 100,000 shares of restricted common stock worth $50,000 to Bennett Anderson for management fees. These shares were valued at $0.50 per share and were expensed in February. Mr. Anderson serves as our Chief Operating Officer effective March 1, 2006.

On February 28, 2006, we issued 3,000 shares of restricted common stock worth $2,250 to each of the seven members of the Board of Directors. These shares were valued at $0.75 per share and were expensed in the fourth quarter of the fiscal year as part of directors' fees.

On May 26, 2006, we issued 250,000 shares of restricted common stock worth $187,500 to 413294 Alberta, Ltd., of Calgary, Alberta for the services of Robert Martin, our Company President. These shares were valued at $0.75 per share and will be expensed throughout the current fiscal year as monthly management fee.

On May 26, 2006, we issued 250,000 shares of restricted common stock worth $187,500 to Eric Moe. These shares were valued at $0.75 per share and will be expensed throughout the fiscal year as part of our monthly management fees.

On May 26, 2006, we issued 100,000 shares of restricted common stock worth $75,000 to Thomas Kilbourne, a director and Treasurer. These shares were valued at $0.75 per share and will be expensed throughout the current fiscal year as part of our monthly management fees.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information on beneficial ownership in the table and the footnotes thereto is based upon the Company's records and, in the case of holders of more than 5% of the Company's stock, the most recent Forms 3 and 4 filed by each such person or entity and information supplied to the Company by such person or entity. Unless otherwise indicated, to the Company's knowledge each person has sole voting power and sole investment power with respect to the shares shown.

Security Ownership of Certain Beneficial Owners

As of the close of business on July 5, 2006, based on information available to the Company, the following persons own beneficially more than 5% of any class of the outstanding voting securities of Daybreak Oil and Gas, Inc.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class [1]
Common Stock	Terrence J. Dunne 601 W. Main Ave Suite 1017 Spokane, WA 99201	3,803,804	9.89
Common Stock	Keith A. Hooper[2] 1529 W. Adams St. Chicago, IL 60607	3,176,077	8.26
Common Stock	Robert O' Brien[3] 1511 S. Riegel CT. Spokane, WA 99212	2,878,953	7.49

[1] Percent of class is based upon 38,455,427 shares of common stock outstanding on July 5, 2006.

[2] Includes 2,936,077 shares held directly by Mr. Hooper; 240,000 shares held indirectly by Hooper Group a Company controlled by Mr. Hooper; and 40,000 shares that Hooper Group beneficially owns that underlie a convertible note payable.

[3] Included in this amount are 135,447 shares that Mr. O'Brien beneficially owns that underlie a convertible note payable.

Security Ownership of Management

The following table sets forth, as of July 5, 2006, information regarding the beneficial ownership of our common stock with respect to each of our executive officers, each of our directors, known by us to own beneficially more than 5% of the common stock, and all of our directors and executive officers as a group. The term "executive officer" is defined as the Chief Executive Officer, Chief Financial Officer and the Chief Operating Officer. Each individual or entity named has sole investment and voting power with respect to shares of common stock indicated as beneficially owned by them, subject to community property laws, where applicable, except where otherwise noted. The percentage of common stock beneficially owned is based on 38,455,427 shares of common stock outstanding as of July 5, 2006.

Title of Class	Name of Beneficial Owner	Title or Position	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Common Stock	Robert N. Martin	President & Director	1,380,000	3.58%
Common Stock	Dale B. Lavigne	Chairman & Director	1,027,555	2.67%
Common Stock	Eric L. Moe	CEO	782,000	2.03%
Common Stock	Bennett W. Anderson	COO	300,000	0.78%
Common Stock	Terrence J. Dunne	CFO & Director	3,803,804	9.89%
Common Stock	Jeffrey R. Dworkin	Secretary & Director	30,000	0.08%
Common Stock	Thomas C. Kilbourne	Treasurer & Director	930,072	2.41%
Common Stock	Ronald D. Lavigne	Director	688,814	1.79%
Common Stock	Michael Curtis	Director	30,000	0.08%
Total	Nine (9) individuals		8,972,245	23.31%

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue 200,000,000 shares of $0.001 par value Common Stock. At July 5, 2006 there were 38,455,427 shares of Common Stock issued and outstanding, held by approximately 2,300 shareholders of record. All shares of Common Stock are equal to each other with respect to voting, liquidation, dividend and other rights. Owners of shares of Common Stock are entitled to one vote for each share of Common Stock owned at any shareholders' meeting. Holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore; and upon liquidation, are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders.

There are no conversion, preemptive, or other subscription rights or privileges with respect to any common shares. Our stock does not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of the shares voting in an election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors.

Preferred Stock

We are authorized to issue is 10,000,000 shares of $0.001 stated value preferred stock. There are 2,000,000 shares of preferred stock issued and outstanding. The preferred stock may be entitled to preference over the common stock with respect to the distribution of assets of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntarily or involuntarily, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs. The authorized but unissued shares of preferred stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors. The Directors in their sole discretion shall have the power to determine the relative powers, preferences, and rights of each series of preferred stock.

Series A Convertible Preferred Stock

The Directors have designated 2,400,000 shares of the Preferred Stock as Series A Convertible Preferred Stock. The following is a summary of the rights and preferences of the Series A Convertible Preferred Stock

Conversion:

The preferred shareholder shall have the right to convert the Series A Convertible Preferred Stock into the Company's Common Stock. Each share of Preferred Stock is convertible into three (3) shares of Common Stock.

Automatic Conversion:

The Series A Convertible Preferred Stock shall be automatically converted into Common Stock if the Common Stock into which the Series A Convertible Preferred Stock are convertible are registered with the Securities and Exchange Commission and at any time after to the effective date of the registration statement the Company's Common Stock closes at or above $3.00 per share for twenty (20) out of thirty trading days (30) days.

Dividend:

Holders of Series A Convertible Preferred Stock shall be paid dividends, in the amount of 6% of the Original Purchase price per annum. Dividends may be paid in cash or Common Stock at the discretion of the Company. Dividends are cumulative from the date of the Final Closing, whether or not in any dividend period or periods we have assets legally available for the payment of such dividends. Accumulations of dividends on shares of Series A Convertible Preferred Stock do not bear interest.

Voting Rights:

The holders of the Series A Convertible Preferred Stock will vote together with the common stock and not as a separate class except as specifically provided herein or as otherwise required by law. Each share of the Series A Convertible Preferred Stock shall have a number of votes equal to the number of shares of Common Stock then issuable upon conversion of such shares of Series A Convertible Preferred Stock.

Registration Rights Agreement:

The shares of Common Stock into which the Series A Convertible Preferred Shares and the shares underlying the Warrants will be subject to the provisions of a Registration Rights Agreement, a copy of which is attached as Exhibit B. In general, the Registration Rights Agreement provides that we will file a registration statement (the "Registration Statement") with the SEC to register the Shares and the shares underlying the Warrants within the latter of 60 days of date of the final closing of this offering or within 30 days after the registration statement relating to our private placement offering dated March 3, 2006 being declared effective. We plan to file that registration statement shortly after the completion of this offering. We cannot predict when that registration statement will be declared effective. After filing the registration statement we will use our best efforts to cause the registration statement to become effective. If we do not file the Registration Statement within that time frame we will issue the holders of the Shares and Warrant Shares warrants (the "Additional Warrants") on the basis of one Additional Warrant for every four Shares and Warrant Shares owned (i.e., one and one-quarter Additional Warrants for each Unit purchased). The Additional Warrants will have a per share exercise price of $2.00 per share. The Additional Warrants will be exercisable for five years, contain customary provisions protecting against stock splits, etc and piggyback registration rights. The shares of Common Stock underlying the Additional Warrants will be included in the Registration Statement.

Dividends:

We have paid no dividends on our common stock and propose for the foreseeable future to utilize all available funds for the development of our business. Accordingly, we have no plans to pay dividends on our common stock even if funds are available.

Transfer Agent:

We have retained the services of Columbia Stock Transfer Company, 601 E. Seltice Way, Suite 202 Post Falls, ID 83854, as transfer agent and registrar for the Company.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by the selling shareholders. All proceeds from the sale of the offered shares will be for the accounts of the selling shareholders. We may, however, receive cash consideration in connection with the exercise of the warrants from those warrant holders who opt not to use the cashless exercise provision of the Warrantts.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling shareholders. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected at various times in one or more of the following transactions, or in other kinds of transactions:

- Transactions on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the common stock may be listed or quoted at the time of sale;

- In the over-the-counter market;

- In private transactions and transactions otherwise than on these exchanges or systems or in the over-the-counter market;

- By pledge to secure or in payment of debt and other obligations;

- Through the writing of options, whether the options are listed on an options exchange or otherwise;

- In connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

- Through a combination of any of the above transactions.

The selling shareholders and their successors, including their transferees, pledgees or donees or their successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

We entered into a registration rights agreement for the benefit of the selling shareholders to register the common stock under applicable federal and state securities laws. The registration rights agreement provides for cross-indemnification of the selling shareholders and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling shareholders incident to the offering and sale of the common stock.

Each selling shareholder has been advised, and has acknowledged to us, that the Commission currently takes the position that coverage of short sales of shares of our common stock "against the box" made prior to the effective date of the registration statement of which this prospectus is a part with any security covered by this prospectus is a violation of Section 5 of the Securities Act, as set forth in Item 65, Section 5 under Section A, of the Manual of Publicly Available Telephone Interpretations, dated June 1997, compiled by the Office of Chief Counsel, Division of Corporation Finance. Accordingly, each selling shareholder has agreed (on behalf of itself or any person over which it has direct control) not to use any of the securities covered by this prospectus to cover any short sales, hedging or similar transactions with the same economic effect as a short sale, made prior to the effective date of the registration statement. In addition, each selling shareholder has agreed to comply with Regulation M under the federal securities laws.

LEGAL MATTERS

Legal matters in connection with the Securities of the Company to be issued in connection with the Offering will be passed upon by the law firm of Workland & Witherspoon PLLC, Spokane, Washington, as our counsel.

PENDING LITIGATION

We are not a party to any legal proceedings, nor have any judgments been taken, nor have any actions or suits been filed or threatened against it or its Executive Officers or Directors in their capacities as such, nor are the Executive Officers or Directors aware of any such claims that could give rise to such litigation.

INTEREST OF NAMED EXPERTS AND COUNSEL

Our financial statements as of February 28, 2006 and 2005 and for the period from inception (March 1, 2005) through February 28, 2006 included in this Prospectus have been so included in reliance on the report of DeCoria, Maichel & Teague P.S., our Independent Registered Public Accounting firm, given on the authority of such firm as experts in auditing and accounting.

Our interim Financial Statements as of May 31, 2006, were prepared by management and have not been audited, by DeCoria, Maichel & Teague P.S. The interim financial statements are the representations of management.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, or persons controlling us, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

During the fiscal years ended February 28, 2003 and February 29, 2004, the Board of Directors of the Company engaged the firm of DeCoria, Maichel & Teague PS (DMT) as its independent registered public accounting firm to perform annual audits. In those reports there were no adverse opinions or disclaimers of opinion nor were they modified as to uncertainty, audit scope or accounting principles, with the exception of a statement regarding the uncertainty of our Company's ability to continue as a going concern.

Because of a pending merger with a company located in California, the firm of DMT resigned on January 7, 2005 as our independent accountant. On January 12, 2005 we engaged the firm of Kabani & Company, located in California, as our independent auditors to provide the requisite audit services for the Company.

On April 20, 2005, the Board of Directors dismissed the firm of Kabani & Company as our independent auditors. Since the pending merger with the California company did not occur, the Board of Directors felt that it was important to have a local independent auditor to perform the annual audits. The firm of Kabani & Company did not report on any financial statements for the Company. While they were engaged by us, they did review our Quarterly Report on Form 10-QSB for the period ending November 30, 2004

On May 24, 2005, we reported that we had again engaged the firm of DeCoria, Maichel & Teague PS (DMT) to act as our independent auditor and perform the requisite audit services.

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company) Date of Inception March 1, 2005)
Balance Sheet at May 31, 2006 (Unaudited)

ASSETS

		May 31, 2006
Current assets:		
Cash	$	253,483
Restricted cash		4,500,000
Prepaid expenses		422,485
Deferred financing cost		11,500
Total current assets		5,187,468
Oil and gas properties, successful efforts method		2,507,310
Total assets	$	7,694,778

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable	$	47,936
Payroll related liabilities		16,976
Convertible debentures and notes payable		1,163,701
Interest payable		34,970
Total current liabilities		1,263,583
Other liabilities:		
Financing lease obligation		200,000
Asset retirement obligation		7,519
Total liabilities		1,471,102
Stockholders' equity:		
Preferred stock; $0.001 par value; 10,000,000 shares authorized, none issued and outstanding		
Common stock; $0.001 par value; 200,000,000 shares authorized; 38,455,427 shares issued and outstanding		38,456
Additional paid-in capital		9,468,280
Accumulated deficit prior to March 1, 2005		(736,035)
Accumulated deficit during the exploration stage		(2,547,025)
Total stockholders' equity		6,223,676
Total liabilities and stockholders' equity	$	7,694,778

The accompanying notes are an integral part of these financial statements.

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Statements of Operations for the Three Month Periods Ended
May 31, 2006 and 2005 and for the Period from March 1, 2005 through May 31, 2006 (Unaudited)

_____

	2006	2005	From Date of Inception (March 1, 2005) Through May 31, 2006
Operating expenses:			
Legal and accounting expense	$ 43,354	$ 25,821	$ 132,427
Management fees	196,500	74,800	987,800
Investor relations fees	40,125	69,335	727,700
Exploration and drilling			327,469
General and administrative expenses	215,065	9,427	315,809
Total operating expenses	495,044	179,383	2,491,205
Other income (expense):			
Interest income			362
Interest expense	(26,699)		(56,182)
Total other income (expense)	(26,699)		(55,820)
Net loss	$ 521,743	$ 179,383	$ 2,547,025
Net loss per common share	$ 0.02	$ 0.01	$ 0.10
Weighted average number of shares outstanding-basic	30,684,522	18,969,528	24,315,026

The accompanying notes are an integral part of these financial statements.

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Statements of Cash Flows for the Three Month Periods Ended
May 31, 2006 and 2005 and for the Period from March 1, 2005 through May 31, 2006 (Unaudited)

_____

	2006	2005	From Date of Inception (March 1, 2005) Through May 31, 2006
Cash flows from operating activities:			
Net loss	$ (521,743)	$ (179,383)	$ (2,547,025)
Adjustments to reconcile net loss to net cash used by operating activities:			
Amortization of management and consulting fees prepaid with common stock	140,625	121,875	1,491,875
Common stock issued for services and other management fees	42,000		46,000
Change in operating assets and liabilities:			
Restricted cash	(4,491,667)		(4,500,000)
Prepaid expenses	(360)	(191)	(169)
Accounts payable and payroll related liabilities	44,536	16,393	56,541
Interest payable	26,700	660	56,183
Net cash flows used by operating activities	(4,759,909)	(40,646)	(5,396,595)
Cash flows from investing activities:			
Return of deposit on equipment	250,000		
Purchase of oil and gas properties	(1,454,391)		(2,174,791)
Cash paid for deposits		(31,600)	
Net cash flows used by investing activities	(1,204,391)	(31,600)	(2,174,791)
Cash flows from financing activities:			
Financing lease obligation	200,000		200,000
Deferred financing costs	(11,500)		(21,500)
Proceeds from borrowings	25,000	75,820	1,112,500
Net proceeds from sale of common stock	5,198,256		6,533,778
Net cash flows from financing activities	5,411,756	75,820	7,824,778
Net increase (decrease) in cash	(552,544)	3,574	253,392
Cash at beginning of period	806,027	91	91
Cash at end of period	$ 253,483	$ 3,665	$ 253,483
Non-cash investing and financing activities:			
Common stock issued for oil and gas properties	$ 150,000		$ 325,000
Common stock issued for:			
Prepaid management and consulting fees	$ 562,500	$ 487,500	$ 1,050,000
Conversion of notes payable and accrued interest			$ 201,534
Financing Costs			$ 16,500

The accompanying notes are an integral part of these financial statements.

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Notes to Financial Statements (Unaudited)

1.   Basis of Presentation

The financial statements of Daybreak Oil and Gas, Inc. included herein have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Although certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America has been condensed or omitted, Daybreak Oil and Gas, Inc. believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the financial statements and notes thereto for the fiscal year ended February 28, 2006, included in the registrant's filing of Form 10-KSB.

The Company has no recurring source of revenue and has incurred operating losses since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern as expressed by the Company's independent accountants in their report on the Company's February 28, 2006 financial statements. The financial statements do not contain any adjustments which might be necessary if the Company is unable to continue as a going concern. Management is anticipating that the company will start to receive revenue from their oil and gas projects in the third quarter of the current fiscal year. However, it may still be necessary to continue to finance some of the Company's growth through sales of its common stock, and borrowings from investors. However, there can be no assurances as to the overall success of these plans.

The financial statements included herein reflect all normal recurring adjustments that, in the opinion of management, are necessary for a fair presentation. The results for interim periods are not necessarily indicative of trends or of results to be expected for the full year ending February 28, 2007.

2.   Reclassifications

Certain reclassifications have been made to conform to prior period data to the current presentation. These reclassifications had no effect on reported earnings.

3.   Restricted Cash

At May 31, 2006 restricted cash was $4,500,000 which had been designated for the acquisition of additional mineral rights in Louisiana. The Company has been unsuccessful in acquiring those mineral rights and subsequently the funds have been returned to the Company and they are available to pay for lease acquisitions, exploration and drilling expenses and operating costs.

4.   Adoption of New Accounting Principle

On March 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123(R)") which requires the measurement of the cost of employee services received in exchange for an award of an equity instrument based on the grant-date fair value of the award. SFAS 123(R) supersedes previous accounting guidance under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25").

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of March 1, 2006. There was no impact on the financial statements as of and for the three months ended May 31, 2006 as a result of the adoption of SFAS 123(R). In accordance

with the modified prospective transition method, the financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).

5.   Net Loss per Share

Basic loss per share is calculated by dividing net loss available to common stockholders by the weighted average number of common shares outstanding, and does not include the impact of any potentially dilutive common stock equivalents. Common stock equivalents, including common stock issuable upon the conversion of loans and interest payable, are excluded from the calculations when their effect is anit-dilutive. Potential shares issuable at May 31, 2006 were:

Convertible debentures and notes payable	2,174,734
Interest payable	72,425
Common stock warrants	5,217,683
Total possible share dilution	7,464,842

6.   Management and Investor Relations Fees

Management Fees Paid in Restricted Common Stock: During the quarter ended May 31, 2006, the Board of Directors resolved to partially compensate three individuals for management services with restricted common stock. The stock compensation covers the twelve month period from March 1, 2006 through February 28, 2007. Robert Martin, President, and Eric Moe, Chief Executive Officer, are compensated $15,625 per month or $187,500 for twelve months (a total of 250,000 shares each, valued at $0.75 per share). Thomas Kilbourne, Treasurer, is compensated $6,250 per month or $75,000 for twelve months (a total of 100,000 shares valued at $0.75 per share). The remaining value of the shares will be amortized and was included in prepaid expenses at May 31, 2006.

Management Fees Paid in Cash: Certain officers of the Company were paid salaries totaling $48,000 in cash during the first quarter ended May 31, 2006.

Investor Relations Fees. For the quarter ended May 31, 2006, the Board of Directors resolved to partially compensate AnMac Enterprises for Investor Relations services with restricted common stock. The stock compensation covers the twelve month period from March 1, 2006 through February 28, 2007. Anmac Enterprises was paid $9,375 per month or $150,000 for twelve months (a total of 150,000 shares valued at $0.75 per share).

7.   Unit Offering

The Company completed a private placement sale of 4,013,602 Units on May 19, 2006. The Company received gross proceeds of $6,020,404 (net proceeds of $5,198,256) from the sale of the Units. The offering price of the Unit was $1.50. Each Unit consisted of two shares of common stock and one redeemable warrant to purchase one share of common stock at an exercise price of $2.00 per share. There was also a cashless warrant provision in the offering.

8.   Sale and Lease-Back of Oil Pipeline

During the quarter ended May 31, 2006, the Company sold and leased back its 40% interest in a gas pipeline in Louisiana to a shareholder of the Company for $200,000. Under the terms of the agreement, the Company will lease the oil pipeline for $5,000 per quarter for a term of 30 months, and has a right to repurchase the pipeline

for $220,000 between the 6th and 30th month of the lease. The Company is also required to pay the shareholder a 1% carried working interest on the production of F1 Well for the life of the well. The Company has accounted for this agreement as a financing transaction whereby the gas pipeline is still carried as an asset of the Company and the $200,000 the Company received is a financing lease obligation.

9. Subsequent Events

The Company's "F-1" well in the Tuscaloosa Project, in Louisiana, was completed and connected to a pipeline. Oil and gas production from this well commenced on June 17, 2006. The Company expects to start receiving cash flow from this well sometime in the third quarter of the current fiscal year.

On February 24, 2006 the Company borrowed $100,000 from Genesis Financial Inc. The term of the loan agreement was for one year at a 10% interest rate. The loan could be converted to restricted common stock after 61 days from the date of issuance at Genesis' option. The conversion rate is $0.75 per share. On June 6, 2006, this loan was converted to 137,023 shares of restricted common stock to satisfy the debt and accrued interest.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Daybreak Oil and Gas, Inc.

We have audited the accompanying balance sheets of Daybreak Oil and Gas, Inc., (An Exploration Stage Company) ("the Company") as of February 28, 2006 and 2005, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Daybreak Oil and Gas, Inc. as of February 28, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DeCoria, Maichel & Teague P.S.
May 29, 2006

Spokane, Washington

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Table of Contents

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Balance Sheets
February 28, 2006 and 2005

ASSETS

		2006		2005
Current assets:				
Cash	$	806,027	$	91
Restricted cash		8,333		
Deposit on equipment		250,000		
Deferred financing costs		10,000		
Prepaid expenses		250		441
Total current assets		1,074,610		532
Oil and gas properties, successful efforts method		895,400		
Total assets	$	1,970,010	$	532

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

		2006		2005
Current liabilities:				
Accounts payable	$	20,376	$	8,371
Convertible debentures and notes payable		1,138,701		
Interest payable		8,270		
Total current liabilities		1,167,347		8,371
Stockholders' equity (deficit):				
Preferred stock, $0.001 par value; 10,000,000 shares authorized, none issued or outstanding				
Common stock, $0.001 par value; 200,000,000 authorized; 29,458,221 and 18,199,419 issued and outstanding, respectively		29,458		18,199
Additional paid-in capital		3,534,522		709,997
Accumulated deficit prior to March 1, 2005		(736,035)		(736,035)
Accumulated deficit during the exploration stage		(2,025,282)		
Total stockholders' equity (deficit)		802,663		(7,839)
Total liabilities and stockholders' equity, (deficit)	$	1,970,010	$	532

The accompanying notes are an integral part of these financial statements

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Statements of Operations
For the years ended February 28, 2006 and 2005

		2006		2005
Operating expenses:				
Legal and accounting fees	$	89,073		
Management and director fees		791,300		
Investor relations fees		687,575		
Exploration and drilling		327,469		
General and administrative		100,744	$	42,059
		1,996,161		42,059
Other income (expense):				
Interest income		362		40
Interest expense		(29,483)		
Gain on sale of mineral rights				1,500
Gain on sale of marketable equity securities				11,248
Total other income (expense)		(29,121)		12,788
Net loss	$	2,025,282	$	29,271
Net loss per common share	$	0.09	$	Nil
Weighted average common shares outstanding-basic		22,709,564		18,199,419

The accompanying notes are an integral part of these financial statements

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Statements of Changes in Stockholders' Equity (Deficit)
For the years ended February 28, 2006 and 2005

	Number of common Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, February 29, 2004	18,199,419	$ 18,199	$ 709,997	$ (706,764)	$ 21,432
Net loss				(29,271)	(29,271)
Balance, February 28, 2005	18,199,419	18,199	709,997	(736,035)	(7,839)
Issuance of common stock for:					
Cash	4,400,000	4,400	1,083,100		1,087,500
Management and director fees	2,783,000	2,783	728,467		731,250
Investor relations fees	2,480,000	2,480	617,520		620,000
Services and other	23,667	24	3,976		4,000
Financing costs	66,000	66	16,434		16,500
Oil and gas properties	700,000	700	174,300		175,000
Conversion of notes payable	787,284	787	196,034		196,821
Interest payable	18,851	19	4,694		4,713
Net loss				(2,025,282)	(2,025,282)
Balance, February 28, 2006	29,458,221	$ 29,458	$ 3,534,522	$ (2,761,317)	$ 802,663

The accompanying notes are an integral part of these financial statements

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Statements of Cash Flows
For the years ended February 28, 2006 and 2005

		2006		2005
Cash flows from operating activities:				
Net loss	$	(2,025,282)	$	(29,271)
Adjustments to reconcile net loss to net cash used				
by operating activities:				
Gain on sale of mineral rights				(1,500)
Realized gain on sale of marketable securities				(11,248)
Common stock issued for:				
Management and director fees		731,250		
Investor relations fees		620,000		
Services and other		4,000		
Change in:				
Restricted cash		(8,333)		
Prepaid expenses		191		(80)
Deferred financing costs		(10,000)		
Interest payable		29,483		
Accounts payable		12,005		8,371
Net cash used by operating activities		(646,686)		(33,728)
Cash flows from investing activities:				
Purchase of oil and gas properties		(720,400)		
Deposit on equipment		(250,000)		
Proceeds from sale of marketable securities				11,248
Proceeds from sale of mineral rights				1,500
Net cash provided (used) by investing activities		(970,400)		12,748
Cash flows from financing activities:				
Net proceeds from sale of common stock		1,087,500		
Proceeds from borrowings		1,335,522		
Net cash provided by financing activities		2,423,022		-
Net increase (decrease) in cash		805,936		(20,980)
Cash, beginning of year		91		21,071
Cash, end of year	$	806,027	$	91
Non-cash investing activities:				
Common stock issued for:				
Oil and gas properties	$	175,000		
Non-cash financing activities:				
Common stock issued for:				
Conversion of notes payable and accrued interest	$	201,534		
Financing costs	$	16,500		

The accompanying notes are an integral part of these financial statements.

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Notes to Financial Statements

1. Background and Basis of Presentation

Background

Originally incorporated as Daybreak Uranium, Inc. under the laws of the State of Washington on March 11, 1955, the Company was organized to explore for, acquire, and develop mineral properties in the Western United States. During 2005, management of the Company decided to engage in the business of acquiring oil and/or gas drilling prospects, and on October 25, 2005, the shareholders approved a name change to Daybreak Oil and Gas, Inc., to better reflect the business of the Company.

At present, the Company has no recurring source of revenue and has incurred losses since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans for the continuation of the Company as a going concern include financing the Company's growth through the use of either joint venture agreements, sales of its common stock, or borrowings from investors or financial institutions until an oil and gas prospect creates a positive cash flow. However, there are no assurances as to the overall future success of these plans. The financial statements do not contain any adjustments, which might be necessary if the Company is unable to continue as a going concern.

Basis of Presentation

On or about March 1, 2005, the Company began oil and gas exploration activities, and in accordance with SFAS No. 7, "Accounting for Development Stage Entities," the Company presents itself as an exploration stage company with an inception date of March 1, 2005. Until the Company's oil and gas property interests are engaged in commercial production, the Company will continue to prepare its financial statements and related disclosures in accordance with entities in the exploration stage.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less. At February 28, 2006, the Company's cash deposits exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Reclassifications

Certain reclassifications have been made to conform prior year's financial information to the current year's presentation. These reclassifications had no effect on net loss or accumulated deficit as reported.

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Notes to Financial Statements

2.   Significant Accounting Policies, Continued:

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes will be actually paid or recovered. A valuation allowance is recorded to reduce the deferred tax assets, if there is uncertainty regarding their realization.

Restricted Cash

Included in restricted cash at February 28, 2006 was $8,333 which had been deposited into a joint venture account with Oracle Operating, LLC. The funds are to be used in connection with the joint venture agreement.

Stock-Based Compensation

The Company accounts for stock options as prescribed by accounting Principles Board Opinion No. 25 and discloses pro forma information as provided by Statement 123, "Accounting for Stock Based Compensation," when applicable. Shares of restricted common stock that are issued to employees and consultants for services are recorded as expense based upon management's estimate of the fair value of the shares at the time of issuance and the value of services rendered.

Net Loss per Share

Basic loss per share is calculated by dividing net loss available to common stockholders by the weighted average number of common shares outstanding, and does not include the impact of any potentially dilutive common stock equivalents. Common stock equivalents, including common stock issuable upon the conversion of loans and interest payable, are excluded from the calculations when their effect is anit-dilutive. Potential shares issuable at February 28, 2006 were:

Shares issuable for:	2/28/06
Convertible debentures and notes payable	2,141,401
Interest payable	5,668
Total possible share dilution	2,147,069

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Notes to Financial Statements

2.   Significant Accounting Policies, Continued:

Net Loss per Share, Continued:

At February 28, 2006 and 2005, the dilutive effect of converting notes payable and related interest to shares was anti-dilutive, and therefore, only basic loss per share is presented. During the year ended February 28, 2005, the Company had no common stock equivalents outstanding.

Fair Values of Financial Instruments

The amounts of financial instruments including cash, deposits, deferred financing costs, prepaid expenses, accounts payable, convertible debentures, notes payable, and interest payable approximated their fair values as of February 28, 2006 and 2005.

Oil and Gas Properties

The Company follows the successful efforts method of accounting for its oil and gas operations. Under this method of accounting, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether an individual well finds proved reserves. If an exploratory well requires a major capital expenditure before production can begin, the cost of drilling the exploratory well will continue to be carried as an asset pending determination of whether proved reserves have been found only as long as: i) the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made and ii) drilling of the additional exploratory wells is under way or firmly planned for the near future. If drilling in the area is not under way or firmly planned, or if the well has not found a commercially producible quantity of reserves, the exploratory well is assumed to be impaired, and its costs are charged to expense. In the absence of a determination as to whether the reserves that have been found can be classified as proved, the costs of drilling such an exploratory well are not carried as an asset for more than one year following completion of drilling. If, after that year has passed, a determination that proved reserves exist cannot be made, the well is assumed to be impaired, and its costs are charged to expense. Its costs can, however, continue to be capitalized if a sufficient quantity of reserves are discovered in the well to justify its completion as a producing well and sufficient progress is made in assessing the reserves and the well's economic and operating feasibility. Development costs of proved oil and gas properties, including estimated dismantlement, restoration and abandonment costs and acquisition costs, are depreciated and depleted on a field basis by the units-of-production method.   The Company determines if impairment has occurred through either adverse changes or as a result of its annual review of all its oil and gas properties.

Environmental Matters

The Company owns and has previously owned mineral property interests on public and private lands in various states in western United States, on which it has explored for commercial mineral deposits. The Company and its properties are subject to a variety of federal and state regulations governing land use and environmental matters. Management believes it has been in substantial compliance with all such regulations, and is unaware of any pending action or proceeding relating to regulatory matters that would effect the financial position of the Company.

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Notes to Financial Statements

2.   Significant Accounting Policies, Continued:

Recent Accounting Pronouncements

On April 4, 2005, the Financial Accounting Standards Board, (FASB) issued FASB Staff Position (FSP) No. 19-1,"Accounting for Suspended Well Costs." This staff position amends SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies" and provides guidance about exploratory well costs to companies that use the successful efforts method of accounting. The position states that exploratory well costs should continue to be capitalized if: (1) a sufficient quantity of reserves are discovered in the well to justify its completion as a producing well and (2) sufficient progress is made in assessing the reserves and the well's economic and operating feasibility. If the exploratory well costs do not meet both of these criteria, these costs should be expensed, net of any salvage value. Additional annual disclosures are required to provide information about management's evaluation of capitalized exploratory well costs. In addition, the FSP requires annual disclosure of: (1) net changes from period to period of capitalized exploratory well costs for wells that are pending the determination of proved reserves, (2) the amount of exploratory well costs that have been capitalized for a period greater than one year after the completion of drilling and (3) an aging of exploratory well costs suspended for greater than one year with the number of wells it related to. Further, the disclosures should describe the activities undertaken to evaluate the reserves and the projects, the information still required to classify the associated reserves as proved and the estimated timing for completing the evaluation. Application of this pronouncement did not have a significant impact on the Company's financial statements.

In December 2004, the FASB issued Statement No. 123(R), which requires employee share-based equity awards to be accounted for under the fair value method. Proforma disclosure is no longer an option. Statement No. 123(R) is effective for small business issuers at the beginning of the first interim or annual period beginning after December 15, 2005. The Company believes that adoption of this Statement will not have a significant impact on its financial statements.

3.   Oil and Gas Properties

During the year ended February 28, 2006, the Company acquired interests in various properties in Texas and one property in Louisiana. The Pearl Prospect entitles the Company to a 33.3% working interest and a .05% royalty interest in certain oil and gas leases near the Texas Gulf coast. The Tuscaloosa property in Northeastern Louisiana consists of a 40% working interest, subject to a 75% net revenue interest. The Saxet Deep Field property, located in Corpus Christi, Texas, consists of an 18.75% working interest subject to a 14.4375% net revenue interest.

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Notes to Financial Statements

3.   Oil and Gas Properties, Continued:

At February 28, 2006, the capitalized costs and the locations of the Company's unproved properties were as follows:

Name of Property	Location	Leasehold Acquisition Costs	Exploratory Drilling Costs	Total
Saxet Deep Field	Texas	$ 50,000		$ 50,000
Pearl Prospect	Texas	125,000		125,000
Tuscaloosca	Louisiana	150,000	$ 570,400	720,400
Total		$ 325,000	$ 570,400	$ 895,400

Included in exploration and drilling expenses for the year ended February 28, 2006 are $253,500 of dry-hole drilling costs relating to an exploration well drilled on the Company's Ginny South Prospect located near the Texas Gulf coast.

4.   Convertible Debentures and Notes Payable

During the year ended February 28, 2006, convertible debentures and notes payable were issued to various accredited individual investors. The convertible debentures and notes have a one year maturity date from the date of issuance, and are convertible into shares of the Company's restricted common stock at varying conversion prices that were set to equal the fair value of the Company's restricted common stock at the date of issuance. At February 28, 2006, convertible debentures and notes payable and interest payable were as follows:

	Interest Rate	Conversion Price	Principal	Accrued Interest
Convertible notes	6%	$0.25 per share	$ 32,000	$ 1,417
Convertible debentures	10%	$0.50 per share	806,700	6,709
Convertible debentures	10%	$0.75 per share	300,001	144
			$1,138,701	$ 8,270

5.   Income Taxes

The Company recorded no income tax benefit for the years ended February 28, 2006, or 2005. At February 28, 2006 and 2005, the Company had gross deferred gross tax assets of approximately $825,000 and $15,000, respectively. The deferred tax assets were calculated assuming a 40% combined federal and state income tax rate. The deferred tax assets resulted primarily from regular tax net operating loss carryforwards of approximately $2,063,000 and $38,000 at February 28, 2006 and 2005, respectively. The deferred tax assets were fully reserved for, as the Company is uncertain whether it is "more likely than not" that the asset will be fully utilized at this stage of the Company's development.

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Notes to Financial Statements

5. Income Taxes, Continued:

The net operating loss carryforwards available to offset future regular taxable income expire as follows:

2024	$ 9,000
2025	29,000
2026	2,025,000

The utilization of net operating loss and general business credit carry forwards are substantially limited in the event of an "ownership change" of a corporation. The above estimates are based upon management's decisions concerning certain elections which could change the relationship between net income and taxable income. Management decisions are made annually and could cause the estimates to vary significantly.

6. Stockholders' Equity

Preferred Stock

The Company is authorized to issue up to 10,000,000 shares of $0.001 par value preferred stock. Of the 10,000,000 shares, the Company has designated 6,000,000 of the shares as "Series A Preferred Stock", with a $0.001 par value. At February 28, 2006 and 2005, no shares of preferred stock were issued or outstanding.

Private Placement

On June 7, 2005, the Company commenced an unregistered offering of its common stock under the securities exemption Regulation D Rule 506. The Company sold 4,400,000 common shares at $0.25 per share for net proceeds of $1,087,500 to forty-three accredited investors.

Management Fees

During the year ended February 28, 2006, the Company paid $675,000 in management fees by issuing 2,600,000 shares of the Company's restricted common stock; 1,000,000 shares were issued to directors and 1,600,000 were issued to executive officers. The shares were valued between $0.25 and $0.50 per share, based on management's estimate of the fair value of the restricted shares issued at the date they were issued.

Director Fees

During the year ended February 28, 2006, the Company issued a total of 183,000 common shares in payment of director fees to seven directors for their services. Director compensation expense of $56,250 was recorded based on management's estimate of the fair value of the restricted shares issued at the date they were issued.

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Notes to Financial Statements

6.   Stockholders' Equity, Continued:

Common Stock Issued for Investor Relations Fees

During the fiscal year ended February 28, 2006, the Company issued 2,480,000 shares of its restricted common stock for investor relations services to various individuals and entities. Investor relations expense of $620,000 was recorded based on management's estimate of the fair value of the restricted shares issued at the time of issue. Included in this amount was 1,500,000 shares issued to Eric Moe, the Company's Chief Executive Officer as of March 1, 2006.

Common Stock Issued for Services and Other

During the fiscal year ended February 28, 2006, the Company issued 23,667 shares of its restricted common stock for legal and website design services and other immaterial adjustments to the Company's authorized and outstanding shares. The shares were valued at $4,000, based on management's estimate of the fair value of the restricted shares issued and the services rendered.

Common Stock Issued for Financing Costs

During the fiscal year ended February 28, 2006, the Company issued 66,000 shares of its restricted common stock in connection with obtaining certain debt financing. The shares were valued at $16,500, based on management's estimate of the fair value of the restricted shares issued at the time of issue. Included in this amount were 30,000 shares issued to a director.

Common Stock Issued for Convertible Notes and Interest Payable

During the fiscal year ended February 28, 2006, the Company issued 806,135 shares of its restricted common stock upon the conversion of $201,534 of notes and interest payable. Included in shares issued are 427,747 shares, converting $106,937 of notes and interest payable, held by three Directors of the Company; and 97,071 shares, converting $24,268 of notes and interest payable, held by an executive officer of the Company.

Common Stock Issued for Oil and Gas Property Interests

During the fiscal year ended February 28, 2006, the Company issued 700,000 shares of its restricted common stock to purchase oil and gas properties. The shares were valued at $175,000, based on management's estimate of the fair value of the restricted shares issued at the time of issue.

Daybreak Oil and Gas, Inc.
(An Exploration Stage Company, Date of Inception March 1, 2005)
Notes to Financial Statements

7.   Related Party Transactions

In addition to the related party transactions described in Note 6, the Company is provided office space without charge from a major shareholder and a director. The fair value of the office space is not material to the financial statements and accordingly, has not been recorded.

During the year ended February 28, 2006, loans of $126,821 were made to the Company by certain officers and directors to provide the Company with sufficient funds to pay ongoing operating expenses. The loans accrued interest of 6% per annum, were due in full one year from the date of issuance, and were converted into common shares of the Company at $0.25 per share (See Note 6).

In addition, during the year ended February 28, 2006, the Company issued a $200,000 convertible debenture to a major shareholder (See Note 4). At February 28, 2006, the convertible debenture and $1,753 of accrued interest were outstanding.

8.   Subsequent Events

On March 3, 2006, the Company offered 3,334,000 Investment Units ("Units") for sale for $1.50 per Unit, through a placement agent, Bathgate Capital Partners.   An additional 20% of Units were available in the event of an over-subscription. Each Unit was comprised of two shares of common stock and one redeemable common stock purchase warrant. Each warrant is exercisable at $2.00 for a period of five years. As of May 19, 2006, the Company had sold 4,013,602 Units, for net proceeds of $5,230,000.

In addition, in March of 2006, the Company expended $840,000 in connection with acquiring 50% of the mineral rights of a property located near its Tuscaloosa Sands project. The Company also expended approximately $365,000 of well development costs on its existing Tuscaloosa project.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

DAYBREAK OIL AND GAS, INC.

COMMON STOCK

PROSPECTUS

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers

We are authorized by our Articles of Incorporation and Bylaws by to indemnify, agree to indemnify or obligate our company to advance or reimburse expenses incurred by our Directors, Officers, employees or agents in any Proceeding (as defined in the Washington Business Corporation Act) to the full extent of the laws of the State of Washington as may now or hereafter exist.

Section 23B.08.510 of the Business Corporation Act sets out the corporation's basic authority to indemnify. The section is structured to first define generally what the corporation may indemnify and then specify exceptions for which the corporation is not permitted to indemnify.

A corporation may indemnify an individual who has been made a party to a proceeding because the individual is or was a director, against liability incurred in the proceeding if:

> (a) The individual acted in good faith; and

> (b) The individual reasonably believed:

> (i) In the case of conduct in the individual's official capacity with the corporation, that the individual's conduct was in its best interests; and

> (ii) In all other cases, that the individual's conduct was at least not opposed to its best interests; and

> (c) In the case of any criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful.

Section 23B.08.510 defines the "outer limits" for which indemnification (other than as authorized by shareholder action) is permitted. If a director's conduct falls outside these limits, the director, however, is still potentially eligible for court-ordered indemnification under other provisions. Conduct falling within these broad guidelines is permissive; it does not entitle directors to indemnification. There is a much more limited area of mandatory indemnification. We have, however, however, through bylaw provisions, obligated themselves to indemnify directors to the maximum extent permitted by law.

The general standards for indemnification are closely related to the basic statutory provision defining the general standards of director conduct. The indemnity standards, however, are lower. Section 23B.08.300 (general standards of conduct) includes a requirement that directors exercise the "care an ordinarily prudent person in a like position would exercise." This standard is not contained in the standard for indemnification, which only requires that directors act" in good faith" and that they "reasonably believe" that their actions are either in the corporation's best interests or at least not opposed to those best interests. It is possible that a director who falls below the standard of conduct prescribed by the Business Corporation Act may meet the standard for indemnification under Section 23B.08.510. Further, with respect to the reverse, the courts have stated that it is clear that a director who has met the... standards of conduct would be eligible in virtually every case to be indemnified under Section 23B.08.510.

1

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by any one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted against us by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except the Commission's registration fee and the Additional Listing Fee.

Registration Fee--Securities and Exchange Commission	$ 2,804	
Legal Fees and Expenses	$ 40,000	*
Accountants Fees and Expenses	$ 15,000	*
Total	$ 57,804	*

*Estimated.

The selling shareholders have paid none of the expenses related to this offering.

RECENT SALES OF SECURITIES

On March 19, 2005, Terrence Dunne (appointed CFO in April 2006), a shareholder and 10% control person, loaned the company $623 to meet ongoing operating expenses. On November 28, 2005, Mr. Dunne converted the note plus interest into restricted common stock. He was issued 2,593 shares of stock from this conversion.

On March 22, 2005, Terrence Dunne (appointed CFO in April 2006), a shareholder and 10% control person, loaned the company $10,216 to meet ongoing operating expenses. On November 28, 2005, Mr. Dunne converted the note plus interest into restricted common stock. He was issued 42,503 shares of stock from this conversion.

On March 23, 2005, Dale Lavigne, a director and shareholder, loaned the company $15,000 to meet ongoing operating expenses. On November 28, 2005, Mr. Lavigne converted the note plus interest into restricted common stock. He was issued 62,397 shares of stock from this conversion.

On March 23, 2005, Ronald Lavigne, a director and shareholder, loaned the company $3,000 to meet ongoing operating expenses. On November 28, 2005, Mr. Lavigne converted the note plus interest into restricted common stock. He was issued 12,479 shares of stock from this conversion.

On March 25, 2005, Thomas Kilbourne, a director, Treasurer and shareholder loaned the company $3,000 to meet ongoing operating expenses. On November 28, 2005, Mr. Kilbourne converted the note plus interest into restricted common stock. He was issued 12,475 shares of stock from this conversion.

On April 25, 2005, Terrence Dunne (appointed CFO in April 2006), a shareholder and 10% control person, loaned the company $8,000 to meet ongoing operating expenses. On November 28, 2005, Mr. Dunne converted the note plus interest into restricted common stock. He was issued 33,105 shares of stock from this conversion.

On April 25, 2005, Dale Lavigne, a director and shareholder, loaned the company $8,000 to meet ongoing operating expenses. On November 28, 2005, Mr. Lavigne converted the note plus interest into restricted common stock. He was issued 33,105 shares of stock from this conversion.

On April 26, 2005, Ronald Lavigne, a director and shareholder, loaned the company $3,000 to meet ongoing operating expenses. On November 28, 2005, Mr. Lavigne converted the note plus interest into restricted common stock. He was issued 12,412 shares of stock from this conversion.

On April 26, 2005, Thomas Kilbourne, a director, Treasurer and shareholder, loaned the company $3,000 to meet ongoing operating expenses. On November 28, 2005, Mr. Kilbourne converted the note plus interest into restricted common stock. He was issued 12,412 shares of stock from this conversion.

On April 27, 2005, we issued 350,000 shares of restricted common stock worth $87,500. The shares were issued to AnMac Enterprises for Investor Relations ("IR") work. These shares were valued at $0.25 per share and were expensed throughout the fiscal year as monthly IR costs.

On April 27, 2005, we issued 500,000 shares of restricted common stock worth $125,000. The shares were issued to Eric Moe (appointed CEO in March 2006) for IR work. These shares were valued at $0.25 per share and were expensed throughout the fiscal year as monthly IR costs.

On May 11, 2005, we issued 1,100,000 shares of restricted common stock worth $275,000. The shares were issued to 413294 Alberta, Ltd., of Calgary, Alberta to supply the services of Robert Martin, who is our Company President. These shares were valued at $0.25 per share and were expensed throughout the fiscal year as monthly management fee costs.

On May 25, 2005, we issued 30,000 shares of restricted common stock worth $7,500. The shares were issued to Irwin Renneisen for IR work. These shares were valued at $0.25 per share and were expensed in June and July as monthly IR costs.

On May 26, 2005, Terrence Dunne (appointed CFO in April 2006), a shareholder and 10% control person, loaned the company $3,982 to meet ongoing operating expenses. On November

30, 2005, Mr. Dunne converted the note plus interest into restricted common stock. He was issued 16,418 shares of stock from this conversion.

On May 31, 2005, Thomas Kilbourne, a director, Treasurer and shareholder, loaned the company $3,000 to meet ongoing operating expenses. On November 30, 2005, Mr. Kilbourne converted the note plus interest into restricted common stock. He was issued 12,361 shares of stock from this conversion.

From June 7 to December 19, 2005, we conducted a private placement offering of our common stock. We sold our stock for $0.25 per share. Gross proceeds of $1,100,000 were raised from the sale and generated net proceeds of $1,087,500. A total of 4,400,000 shares of restricted common stock were issued. We did not engage a placement agent for this offering, instead all the shares were sold directly by the company. The shares were offered and sold pursuant to a Regulation D exemption from the registration requirements of the Securities Act of 1933, as amended. The shares were offered and sold only to accredited investors.

On June 16, 2005, Terrence Dunne (appointed CFO in April 2006), a shareholder and 10% control person, loaned the company $10,000 to meet ongoing operating expenses. On February 10, 2006, Mr. Dunne converted the note plus interest into restricted common stock. He was issued 41,558 shares of stock from this conversion.

On July 8, 2005, Golconda Mining Company, a shareholder, loaned the company $10,000 to meet ongoing operating expenses. On January 25, 2006, Golconda Mining Company converted the note plus interest into restricted common stock. They were issued 41,315 shares of stock from this conversion.

On July 27, 2005, Terrence Dunne (appointed CFO in April 2006), a shareholder and 10% control person, loaned the company $13,000 to meet ongoing operating expenses. On February 10, 2006, Mr. Dunne converted the note plus interest into restricted common stock. He was issued 53,675 shares of stock from this conversion.

On July 27, 2005, Thomas Kilbourne, a director, Treasurer and shareholder, loaned the company $6,500 to meet ongoing operating expenses. On February 10, 2006, Mr. Kilbourne converted the note plus interest into restricted common stock. He was issued 26,838 shares of stock from this conversion.

On August 1, 2005, Dale Lavigne, a director and shareholder, loaned the company $5,000 to meet ongoing operating expenses. On February 10, 2006, Mr. Lavigne converted the note plus interest into restricted common stock. He was issued 20,628 shares of stock from this conversion.

On August 1, 2005, Thomas Kilbourne, a director, Treasurer and shareholder, loaned the company $500 to meet ongoing operating expenses. On February 10, 2006, Mr. Kilbourne converted the note plus interest into restricted common stock. He was issued 2,063 shares of stock from this conversion.

On August 2, 2005, Ronald Lavigne, a director and shareholder, loaned the company $5,000 to meet ongoing operating expenses. On February 10, 2006, Mr. Lavigne converted the note plus

interest into restricted common stock. He was issued 20,625 shares of stock from this conversion.

On August 22, 2005, Thomas Kilbourne, a director, Treasurer and shareholder, loaned the Company $5,000 to meet ongoing operating expenses. On February 28, 2006, Mr. Kilbourne converted the note plus interest into restricted common stock. He was issued 20,625 shares of stock from this conversion.

On August 24, 2005, Terrence Dunne (appointed CFO in April 2006), a shareholder and 10% control person, loaned the company $6,000 to meet ongoing operating expenses. On February 28, 2006, Mr. Dunne converted the note plus interest into restricted common stock. He was issued 24,742 shares of stock from this conversion.

On August 26, 2005, Terrence Dunne (appointed CFO in April 2006), a shareholder and 10% control person, loaned the company $6,000 to meet ongoing operating expenses. On February 28, 2006, Mr. Dunne converted the note plus interest into restricted common stock. He was issued 24,734 shares of stock from this conversion.

On August 31, 2005, we issued 100,000 shares of restricted common stock worth $25,000. The shares were issued to Margaret Perales from MPG Petroleum to extend the funding deadline on the Pearl Prospect contract. These shares were valued at $0.25 per share and were capitalized in August as part of our oil and gas project costs.

On August 31, 2005, Ronald Lavigne, a director and shareholder, loaned the company $2,500 to meet ongoing operating expenses. On February 28, 2006, Mr. Lavigne converted the note plus interest into restricted common stock. He was issued 10,298 shares of stock from this conversion.

On August 31, 2005, Thomas Kilbourne, a director, Treasurer and shareholder, loaned the company $2,500 to meet ongoing operating expenses. On February 28, 2006, Mr. Kilbourne converted the note plus interest into restricted common stock. He was issued 10,298 shares of stock from this conversion.

On August 31, 2005, Terrence Dunne (appointed CFO in April 2006), a shareholder and 10% control person, loaned the company $4,000 to meet ongoing operating expenses. On February 28, 2006, Mr. Dunne converted the note plus interest into restricted common stock. He was issued 16,476 shares of stock from this conversion.

On October 5, 2005, we issued 1,000,000 shares of restricted common stock worth $250,000. The shares were issued to Eric Moe (appointed CEO in March 2006) for IR work. These shares were valued at $0.25 per share and were expensed in October as part of our IR costs.

On October 27, 2005, we issued 600,000 shares of restricted common stock worth $150,000. The shares were issued to Sam Pfiester, Trustee for the Tuscaloosa Sands Prospect in Louisiana. These shares were valued at $0.25 per share and were capitalized in October as part of our oil and gas project costs in Louisiana.

On October 27, 2005, we issued 1,667 shares of common stock worth $500. The shares were issued to Laura Crist for marketing work. These shares were valued at $0.30 per share and were expensed in October as part of our marketing and advertising costs.

On October 27, 2005, we issued 10,000 shares of common stock worth $3,500. The shares were issued to Greg Lipsker for legal work. These shares were valued at $0.35 per share and were expensed in October as part of our legal costs.

On November 30, 2005, we issued 18,000 shares of restricted common stock worth $4,500 to each of the six members of the Board of Directors. These shares were issued for work that had been done beyond their regular director duties. These shares were valued at $0.25 per share and were expensed in November as part of management fees.

On November 30, 2005, we issued 9,000 shares of restricted common stock worth $2,250 to each of the six members of the Board of Directors. These shares were valued at $0.25 per share and were expensed in the third quarter of the fiscal year as part of director's fees.

On November 30, 2005, we issued 400,000 shares of restricted common stock worth $100,000. The shares were issued to Terrence Dunne (appointed CFO in April 2006), a shareholder and 10% control person for management services. These shares were valued at $0.25 per share and were expensed throughout the last two quarters of the fiscal year as part of our management fees.

On December 19, 2005, we received an advance of $60,000 on a warehousing line of credit from a finance company, Genesis Financial Inc., to finance operating activities. This warehousing line of credit for $180,000 was set up to fund the completion costs of the Ginny South well. The balance of this line of credit was never utilized and was subsequently cancelled. The 36,000 shares of restricted common stock worth $9,000 that were issued, served as the loan origination fees on this line of credit. These shares were valued at $0.25 per share and were expensed as loan costs in December.

On December 19, 2005, we issued 30,000 shares of restricted common stock worth $7,500. The shares were issued to Terrence Dunne (appointed CFO in April 2006) for his personal guarantee on the Genesis Financial warehousing line of credit. The shares were valued at $0.25 per share and were expensed in December as part of our loan costs.

On January 17, 2006, we issued 300,000 shares of restricted common stock worth $75,000. The shares were issued to Dale Lavigne, a director and shareholder for management services. These shares were valued at $0.25 per share and were expensed throughout the last two quarters of the fiscal year as part of our management fees.

On January 17, 2006, we issued 300,000 shares of restricted common stock worth $75,000. The shares were issued to Ronald Lavigne, a director and shareholder for management services. These shares were valued at $0.25 per share and were expensed throughout the last two quarters of the fiscal year as part of our management fees.

On January 17, 2006, we issued 400,000 shares of restricted common stock worth $100,000. The shares were issued to Thomas Kilbourne, a director, Treasurer and shareholder for management services. These shares were valued at $0.25 per share and were expensed throughout the last two quarters of the fiscal year as part of our management fees.

On January 17, 2006, we issued 600,000 shares of restricted common stock worth $150,000. The shares were issued to Kirby Cochran for IR work. These shares were valued at $0.25 per share and were expensed in January as part of our IR costs.

On February 10, 2006, we issued 240,000 shares of restricted common stock worth $60,000. The shares were issued to Genesis Financial Inc., of Spokane, Washington as full payment for the advance from the warehousing line of credit that was created on December 19, 2005. The shares were valued at $0.25 per share.

On February 10, 2006, we issued 100,000 shares of restricted common stock worth $50,000. The shares were issued to Bennett Anderson for management fees. These shares were valued at $0.50 per share and were expensed in February as part of our management fees.

On February 28, 2006, we issued 3,000 shares of restricted common stock worth $2,250 to each of the seven members of the Board of Directors. These shares were valued at $0.75 per share and were expensed in the fourth quarter of the fiscal year as part of directors' fees.

From March until May 2006, we conducted a private placement offering of our common stock. Bathgate Capital Partners LLC, a Denver, Colorado based investment bank acted as the placement agent. We offered units for sale which included two shares of common stock and one warrant share for $1.50 per unit. Gross proceeds from the sale were $6,020,404, which equaled 4,013,602 units. Our net proceeds were $5,230,000 and the placement agents commission and expenses equaled $790,401.65. A total of 8,027,206 shares of restricted common stock were issued. Additionally, a total of 4,013,602 warrant shares could be issued from this private placement. These warrant shares will be exercisable at a price of $2.00 per share for a period of five years and have a cashless excise provision. The placement agent earned 1,204,081 warrant shares, of which 802,721 are exercisable at $0.75 per share and the remaining 403,360 warrant shares are exercisable at $2.00 per share. These placement agent warrant shares are exercisable for a period of seven years. We had the final distribution and closing of proceeds on May 19, 2006 from this private placement. This offering was made pursuant to a Rule 506 exemption from registration promulgated under Regulation D of the Securities Act of 1933., as amended. All offerees and purchasers in this private placement were accredited investors.

On May 3, 2006, we issued 70,000 shares of restricted common stock worth $42,000. The shares were issued to Gregory Donelson for consulting services. These shares were valued at $0.60 per share per terms of the contract signed in December 2005, and were expensed in May as part of our fundraising costs.

On May 10, 2006, we issued 150,000 shares of restricted common stock worth $112,500. The shares were issued to AnMac Enterprises for IR work. These shares were valued at $0.75 per share and will be expensed throughout the fiscal year as monthly IR costs.

On May 26, 2006, we issued 250,000 shares of restricted common stock worth $187, 500. The shares were issued to 413294 Alberta, Ltd., of Calgary, Alberta to supply the services of Robert Martin, who is our Company President. These shares were valued at $0.75 per share and will be expensed throughout the fiscal year as monthly management fee costs.

On May 26, 2006, we issued 250,000 shares of restricted common stock worth $187,500. The shares were issued Eric Moe, CEO, for management services. These shares were valued at $0.75 per share and will be expensed throughout the fiscal year as part of our monthly management fee costs.

On May 26, 2006, we issued 100,000 shares of restricted common stock worth $75,000. The shares were issued to Thomas Kilbourne, Treasurer, for management services. These shares were valued at $0.75 per share and will be expensed throughout the fiscal year as part of our monthly management fee costs.

The convertible notes, shares issued upon conversion of the notes and shares issued in consideration of services were issued pursuant to a Section 4(2) exemption from registration under the Securities Act of 1933, as amended.

On July 18, 2006 the Company completed an offering of $3,260,000 of a maximum $6,000,000 private placement of its Series A Convertible Preferred Stock and common stock purchase warrants, which are being offered in Units consisting of 1 share of Preferred Stock and one common stock purchase warrant exercisable to purchase to purchase one share of common stock. The offering price of a Unit was $3.00. The warrants are exercisable at $2.00 per share for five (5) years. Our net proceeds from the offering were $2,836,200.

We paid a placement agent fees totaling $423,800 in connection with the offering (including a three percent 3% unaccountable expense allowance), and we will issue it warrants to purchase 3 shares of common stock for each ten Units sold. The warrants are exercisable at $1.00 per share.

The offering was made pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 4(2) of the Act, and Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The securities were sold to 82 "Accredited Investors" as defined by Regulation D, who were not solicited through any form of general solicitation or advertising, represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and other instruments issued in the transaction. All purchasers of the securities received adequate information about us.

All of the above securities are restricted securities and each person who received certificates for shares of restricted stock consented to the placement of a restrictive legend on their certificate.

THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), IN RELIANCE UPON THE EXEMPTIONS FROM REGISTRATION PROVIDED IN THE ACT AND REGULATION D UNDER THE ACT. AS SUCH, THE PURCHASE OF THIS SECURITY WAS NECESSARILY WITH THE INTENT OF INVESTMENT AND NOT WITH A VIEW FOR DISTRIBUTION. THEREFORE, ANY SUBSEQUENT TRANSFER OF THIS SECURITY OR ANY INTEREST THEREIN WILL BE UNLAWFUL UNLESS IT IS REGISTERED UNDER THE ACT OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE. FURTHERMORE, IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THIS SECURITY OR ANY INTEREST THEREIN, WITHOUT THE OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY THAT THE PROPOSED TRANSFER OR SALE DOES NOT AFFECT THE

EXEMPTIONS RELIED UPON BY THE COMPANY IN ORIGINALLY DISTRIBUTING THE SECURITY AND THAT REGISTRATION IS NOT REQUIRED.

EXHIBITS

Exhibit Number	Description of document
3.i	Amended Articles of Incorporation
5.1	Opinion of Workland & Witherspoon, PLLC
10.i	Placement Agent Agreement dated March 3, 2006 by and between Daybreak Oil and Gas, Inc., and Bathgate Capital Partners LLC*
10.ii	Form of Investor Subscription Agreement
10.iii	Form of Common Stock Purchase Warrant *
10.iv	Form of Registration Rights Agreement *
23.1	Consent of Independent Registered Public Accounting Firm*
23.2	Consent of Workland & Witherspoon, PLLC P (included as part of Exhibit 5.1)*

*   Filed herewith.

UNDERTAKINGS

(a)   We hereby undertake:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (Securities Act);

(ii)   To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; *provided*, *however*, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a registration statement on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on July 18, 2006.

DAYBREAK OIL AND GAS, INC.

By: /s/ Eric L. Moe

Name: Eric L. Moe
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Eric Moe and Terrence J. Dunne, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form SB-2, and to file the same with all exhibits and schedules thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dale B. Lavigne Dale B. Lavigne	Director	July 18, 2006
/s/ Robert N. Martin Robert N. Martin	Director	July 18, 2006
/s/ Jeffrey R. Dworkin Jeffrey R. Dworkin	Director	July 18, 2006
/s/ Terrence J. Dunne Terrence J. Dunne	Director	July 18, 2006
/s/ Thomas C. Kilbourne Thomas C. Kilbourne	Director	July 18, 2006
/s/ Michael Curtis Michael Curtis	Director	July 18, 2006
/s/ Ronald D. Lavigne Ronald D. Lavigne	Director	July 18, 2006

INDEX TO EXHIBITS

Exhibit Number	Description of document
3.i	Amended Articles of Incorporation
5.1	Opinion of Workland & Witherspoon, PLLC
10.i	Placement Agent Agreement dated March 3, 2006 by and between Daybreak Oil and Gas, Inc., and Bathgate Capital Partners LLC*
10.ii	Form of Investor Subscription Agreement
10.iii	Form of Common Stock Purchase Warrant *
10.iv	Form of Registration Rights Agreement *
23.1	Consent of Independent Registered Public Accounting Firm*
23.2	Consent of Workland & Witherspoon, PLLC P (included as part of Exhibit 5.1)*

*   Filed herewith.

EXHIBIT 3.i

ARTICLES OF AMENDMENT
OF
DAYBREAK OIL AND GAS, INC.

Pursuant to the provisions of the Washington Business Corporation Act, Chapter 23B.10 RCW, the following Articles of Amendment to Articles of Incorporation are submitted for filing.

ARTICLE I

The name of this corporation is DAYBREAK OIL AND GAS, INC. (the "Corporation").

ARTICLE II
Amended Sixth Article
Capitalization

2.1   Classes. The authorized capital stock of the corporation shall consist of two classes of stock, designated as Common Stock and Preferred Stock.

2.2   Common Stock. The total number of shares of Common Stock that the corporation will have authority to issue is Two Hundred Million (200,000,000). The shares shall have a par value of $0.001 per share. Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held. All of the Common Stock authorized herein shall have equal voting rights and powers without restrictions in preference.

2.3   Preferred Stock. The total number of shares of Preferred Stock that the corporation will have authority to issue is Ten Million (10,000,000). The Preferred Stock shall have a stated value of $0.001 per share. The authorized shares of Preferred Stock may be divided into and issued in series. Authority is vested in the Board, subject to the limitations and procedures prescribed by law, to divide any part or all of such Preferred Stock into any number of series, to fix and determine relative rights and preferences of the shares of any series to be established, and to amend the rights and preferences of the shares of any series that has been established but is wholly unissued.   Within any limits stated in these Amended Articles of Incorporation ("Articles") or in the resolution of the Board establishing a series, the Board, after the issuance of shares of a series, may amend the resolution establishing the series to decrease (but not below the number of shares of such series then outstanding) the number of shares of that series, and the number of shares constituting the decrease shall thereafter constitute authorized but undesignated preferred shares. The authority herein granted to the Board to determine the relative rights and preferences of the Preferred Stock shall be limited to unissued shares, and no power shall exist to alter or change the rights and preferences of any shares that have been issued. Preferred Stock, or any series thereof, may have rights that are identical to those of Common Stock.

2.4   Series A Convertible Preferred Stock. Two Million Four Hundred Thousand (2,400,000) shares of Preferred Stock shall be designated and known as Series A Convertible Preferred Stock (the "Series A Preferred"). The relative rights, preferences, privileges and restrictions granted to or imposed upon the Series A Preferred and the holders thereof are as follows:

2.4.1   Dividends.

(a)   The holders of Series A Preferred shall be entitled to receive dividends at the rate of six percent (6%) per annum, payable out of the funds legally available therefore (whether in cash or in kind); dividends shall begin to accrue on the final closing date of the private placement by which such preferred shares were offered and sold, and shall be cumulative.

(b)   No dividends or other distributions shall be made with respect to the Common Stock, other than dividends payable solely in Common Stock, unless at the same time an equivalent dividend with respect to the Series A Preferred has been paid or set apart or such equivalent dividend has been waived by the affirmative vote or written consent of the holders of not less than a majority of the outstanding shares of Series A Preferred. Any declared but unpaid dividends on the shares of Series A Preferred shall be paid upon the conversion of such shares into Common Stock either (at the option of the Corporation) by payment of cash or by the issuance of shares of Common Stock at the conversion rate.

2.4.2   Liquidation Preference.

(a)   In the event of any liquidation, dissolution or winding up of this Corporation, either voluntary or involuntary, the holders of the Series A Preferred shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of this Corporation to the holders of Common Stock by reason of their ownership thereof, and subject to the rights of any series of Preferred Stock that ranks on liquidation prior to the Series A Preferred, an amount equal to all accrued or declared but unpaid dividends on such shares, for each share of Series A Preferred then held by them. The remaining assets shall be distributed ratably to the holders of Common and Series A Preferred on a common equivalent basis.

(b)   (i) A consolidation or merger of this Corporation with or into any other corporation or corporations pursuant to which the shareholders of this Corporation prior to the merger or similar transaction shall own less than fifty percent (50%) of the voting securities of the surviving corporation, (ii) a sale, conveyance or disposition of all or substantially all of the assets of this corporation, or (iii) the effectuation by this Corporation of a transaction or series of related transactions in which more than fifty percent (50%) of the voting power of this Corporation is disposed of (other than the sale of Preferred Stock), shall be deemed to be a liquidation, dissolution or winding up within the meaning of this subsection 2.4.2 and shall entitle the holders of Series A Preferred and Common Stock to receive at the closing in cash or securities the amount as specified in subsection 2.4.2(a) above.

(c)   Whenever the distribution provided for in this subsection 2.4.2 shall be payable in securities or property other than cash, the value of such distribution shall be the fair market value of such securities or other property as determined in good faith by the Board, and with respect to the gross amounts of their distributions, the holders of Series A Preferred shall participate ratably in the distribution of such securities or other property.

(d)   The Corporation shall give each holder of record of Series A Preferred written notice of any impending event designated in subsection 2.4.2(b) above not later

than twenty (20) days prior to the shareholders' meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The transaction shall in no event take place sooner than twenty (20) days after this Corporation has given the notice provided for herein; provided, however, that such period may be shortened upon the written consent of the holders of Series A Preferred who are entitled to such notice rights or similar notice rights and who represent at least a majority of the voting power of all then outstanding shares of such Series A Preferred.

2.4.3   Voting Rights. Except as otherwise expressly provided herein or as required by law, the holder of each share of Series A Preferred shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Series A Preferred could then be converted, and with respect to such, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock (except as otherwise expressly provided herein or as required by law), voting together with the Common Stock as a single class, and shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of this Corporation.

2.4.4   Conversion. The holders of Series A Preferred shall have conversion rights as follows:

(a)   <u>Right to Convert</u>. Each share of Series A Preferred shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of this Corporation or any transfer agent for such stock, into three (3) fully paid and nonassessable shares of Common Stock. The conversion price shall initially be $1.00 per share Common Share for the Series A Preferred (the "Series A Conversion Price"), and shall be subject to adjustment as set forth herein.

(b)   <u>Automatic Conversion</u>. Each share of Series A Preferred shall automatically be converted into shares of Common Stock at the then effective Conversion Price upon the earlier of (i) the date specified by vote or written consent or agreement of the holders of a majority of the outstanding shares of Series A Preferred; or (ii) if the Common Stock into which the Series A Convertible Preferred Stock are convertible are registered with the Securities and Exchange Commission and at any time after to the effective date of the registration statement the Company's Common Stock closes at or above $3.00 per share for twenty (20) out of thirty trading days (30) days.

(c)   <u>Mechanics of Conversion</u>. Before any holder of Series A Preferred shall be entitled to convert the same into shares of Common Stock, he, she or it shall surrender the certificate or certificates thereof, duly endorsed, at the office of this Corporation or of any transfer agent for such stock, and shall give written notice to this Corporation at such office that he, she or it elects to convert the same and shall state therein the name or names in which he, she or it wishes the certificate or certificates for shares of Common Stock to be issued; provided, however, that in the event of an automatic conversion pursuant to subsection 2.4.4(b), the outstanding shares of Series A Preferred shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to this Corporation or its transfer agent. This Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion

unless the certificates evidencing such shares of Series A Preferred are either delivered to this Corporation or its transfer agent as provided above, or the holder notifies this Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to this Corporation to indemnify this Corporation from any loss incurred by it in connection with such certificates. This Corporation shall, as soon as practicable after delivery of such certificate, or such agreement of indemnification in the case of a lost certificate, issue and deliver at such office to such holder of Series A Preferred a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred, or in the case of automatic conversion under subsection 2.4.4(b), on the date of closing of the public offering, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

(d)   Adjustments to Series A Conversion Price for Diluting Issues.

(i)   Special Definitions. For purposes of this subsection 2.4.4(d), the following definitions shall apply:

(1)   "Options" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire either Common Stock or Convertible Securities.

(2)   "Original Issue Date" shall mean the date on which the first share of any Series A Preferred is issued.

(3)   "Convertible Securities" shall mean any evidences of indebtedness, shares (other than the Series A Preferred) or other securities convertible into or exchangeable for Common Stock.

(4)   "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Section 4(d)(iii), deemed to be issued) by this Corporation after the Original Issue Date, other than shares of Common Stock issued or issuable:

(A)   Upon conversion of shares of Series A Preferred;

(B)   To a commercial lender or lessor in a transaction that is approved by the Board, including at least two of the directors elected/appointed pursuant to subsection 2.4.3(b)(ii);

(C)   As a dividend or distribution on the Series A Preferred;

(D)   For which adjustment of the Conversion Price is made pursuant to subsection 2.4.4(e);

(E)   To officers, directors, employees or sales representatives of, or consultants to, this Corporation pursuant to stock option or stock purchase plans, agreements or arrangements approved by the Board;

(F)   In connection with strategic business transactions that are approved by the; or

(G)   In connection with acquisitions of other companies or assets in transaction that are approved by the Board.

(ii)   <u>No Adjustment of Series A Conversion Price</u>. No adjustment in the Series A Conversion Price shall be made in respect of the issuance of Additional Shares of Common Stock unless the consideration per share for an Additional Share of Common Stock issued or deemed to be issued by this Corporation is less than the applicable Series A Conversion Price in effect on the date of, and immediately prior to, such issue.

(iii)   <u>Deemed Issue of Additional Shares of Common Stock</u>. In the event this Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities then entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto without regard to any provisions contained therein designed to protect against dilution) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefore, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, <u>provided</u> that Additional Shares of Common Stock shall not be deemed to have been issued unless the consideration per share (determined pursuant to subsection 2.4.4(d)(v) hereof) of such Additional Shares of Common Stock would be less than the Series A Conversion Price in effect on the date of and immediately prior to such issue, or such record date, as the case may be, and <u>provided further</u> that in any such case in which Additional Shares of Common Stock are deemed to be issued:

(1)   No further adjustments in the Series A Conversion Price shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(2)   If such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase in the consideration payable to this Corporation, or decrease in the number of shares of Common Stock issuable, upon the exercise, conversion or exchange thereof, the Series A Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any

such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities (provided, however, that no such adjustment of the Series A Conversion Price shall affect Common Stock previously issued upon conversion of the Series A Preferred);

(3)   Upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Series A Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if:

(A)   In the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common Stock issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefore was the consideration actually received by this Corporation for the issue of all such Options, whether or not exercised, plus the consideration actually received by this Corporation upon such exercise, or for the issue of all such Convertible Securities that were actually converted or exchanged, plus the additional consideration, if any, actually received by this Corporation upon such conversion or exchange, and

(B)   In the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options and the consideration received by this Corporation for the Additional Shares of Common Stock deemed to have been then issued was the consideration actually received by this Corporation for the issue of all such Options, whether or not exercised, plus the consideration deemed to have been received by this Corporation (determined pursuant to subsection 2.4.4(d)(v)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised;

(4)   No readjustment pursuant to clauses (2) or (3) above shall have the effect of increasing the Series A Conversion Price to an amount which exceeds the lower of (A) the Series A Conversion Price on the original adjustment date, or (B) the Series A Conversion Price that would have resulted from any issuance of such Additional Shares of Common Stock between the original adjustment date and such readjustment date;

(5)   In the case of any Options that expire by their terms not more than thirty (30) days after the date of issue thereof, no adjustment of the Series A Conversion Price shall be made, except as to shares of Series A Preferred converted in such period, until the expiration or exercise of all

such Options, whereupon such adjustment shall be made in the same manner provided in clause (3) above.

(iv)   Adjustment of Series A Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event this Corporation, at any time after the Original Issue Date, shall issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to subsection 2.4.4(d)(iii)) without consideration or for a consideration per share less than the Series A Conversion Price applicable to a particular series of Preferred Stock in effect on the date of and immediately prior to such issue, then, and in such event, such Series A Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-tenth of a cent) determined by multiplying such Series A Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of shares of Common Stock that the aggregate consideration received by this Corporation for the total number of Additional Shares of Common Stock so issued would purchase at such Series A Conversion Price, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of such Additional Shares of Common Stock so issued. For purposes of the above calculation, the number of shares of Common Stock outstanding shall not include in such calculation any Additional Shares of Common Stock issuable with respect to shares of Series A Preferred, Convertible Securities, or outstanding options, warrants or other rights for the purchase of shares of stock or convertible securities, solely as a result of the adjustment of the respective Series A Conversion Prices (or other conversion ratios) resulting from the issuance of Additional Shares of Common Stock causing such adjustment.

(vi)   Determination of Consideration. For purposes of this subsection 2.4.4(d), the consideration received by this Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(1)   Cash and Property. Such consideration shall:

(A)   Insofar as it consists of cash, be computed at the aggregate amount of cash received by this Corporation but excluding any amounts paid or payable for accrued interest or accrued dividends;

(B)   Insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issue, as determined in good faith by the Board; and

(C)   In the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of this Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (A) and (B) above, as determined in good faith by the Board.

(2)   Options and Convertible Securities. The consideration per share received by this Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to subsection 2.4.4(d)(iii), relating to Options and Convertible Securities, shall be determined by dividing:

(A)   The total amount, if any, received or receivable by this Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against dilution) payable to this Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by

(B)   The maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against dilution) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(e)   Adjustments to Series A Conversion Price for Stock Dividends and for Combinations of Subdivisions of Common Stock. In the event that this Corporation at any time or from time to time after the Original Issue Date shall declare or pay, without consideration, any dividend on the Common Stock payable in Common Stock or in any right to acquire Common Stock for no consideration, or shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise than by payment of a dividend in Common Stock or in any right to acquire Common Stock), or in the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, then the Series A Conversion Price shall, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate. In the event that this Corporation shall declare or pay, without consideration, any dividend on the Common Stock payable in any right to acquire Common Stock for no consideration, then this Corporation shall be deemed to have made a dividend payable in Common Stock in an amount of shares equal to the maximum number of shares issuable upon exercise of such rights to acquire Common Stock.

(f)   Adjustments for Reclassification and Reorganization. If the Common Stock issuable upon conversion of the Series A Preferred shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for in subsection 2.4.4(e) above or a merger or other reorganization referred to in subsection 2.4.2(c) above), then the Series A Conversion Price as then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted so that the Series A Preferred shall be convertible into, in lieu of the number of shares of Common Stock that the holders would have otherwise been entitled to receive, a number of shares of such other class or classes of stock equivalent to

the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of the Series A Preferred immediately before that change.

(g)   No Impairment. This Corporation will not, by amendment of these Articles or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by this Corporation but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series A Preferred against impairment.

(h)   Certificates as to Adjustments. Upon the occurrence of each adjustment or readjustment of the applicable Series A Conversion Price pursuant to this Section 4, this Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series A Preferred a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The corporation shall, upon the written request at any time of any holder of Series A Preferred, furnish or cause to be furnished to such holder a like certificate prepared by this Corporation setting forth (i) such adjustments and readjustments, (ii) the Series A Conversion Price at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Series A Preferred.

(i)   Notices. In the event of any taking by this Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, this Corporation shall mail to each holder of Preferred Stock at least thirty (30) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution. In the event of any proposal by this Corporation to take any action that would result in any liquidation or deemed liquidation of this Corporation, this Corporation shall mail to each holder of Series A Preferred at least twenty (20) days prior to the date of such proposed transaction a notice specifying the proposed date of such transaction. Any notice required by the provisions of this Section 4 to be given to the holders of shares of Series A Preferred shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at its address appearing on the books of this Corporation. If the mailing address of any holder of Series A Preferred is outside of the United States, a copy of any notice to be sent pursuant to Section 4 shall be sent to such holder by telecopy or telex (with confirmation of receipt) and shall be deemed given upon transmission and any notices deposited in the mail shall be sent by registered airmail.

(j)   Issue Taxes. This Corporation shall pay any and all issue and other taxes, excluding federal, state or local income taxes, that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of shares of Series A Preferred pursuant hereto; provided, however, that this Corporation shall not be obligated to pay any transfer taxes resulting from any transfer requested by any holder in connection with any such conversion.

(k)   Reservation of Stock Issuable Upon Conversion. This Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Series A Preferred, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Preferred, this Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging its best efforts to obtain the requisite shareholder approval of any necessary amendment to these Articles.

(l)   Fractional Shares. No fractional shares shall be issued upon the conversion of any share or shares of Series A Preferred. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series A Preferred by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, this Corporation shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of conversion (as determined in good faith by the Board).

2.4.5 Protective Provisions. So long as any Series A Preferred is outstanding, this Corporation shall not, without the written consent in lieu of a meeting, or the affirmative vote at a meeting called for such purpose, of the holders of at least a majority of the shares of Series A Preferred then outstanding:

(a)   Change as a whole, by subdivision or combination in any manner, the number of shares of the Common Stock then outstanding into a different number of shares, with or without par value, without making the identical change as a whole in the number of shares of Series A Preferred then outstanding;

(b)   Amend, alter or repeal, in any manner whatsoever, the designations, powers, preferences, relative participating, optional or other special rights, qualifications, limitations and restrictions for the benefit of the Series A Preferred;

(c)   Declare or pay any dividend or make any distribution (whether in cash, shares of capital stock of this Corporation, or other property) on shares of its Common Stock (other than a dividend payable solely in shares of Common Stock);

(d)   Increase the number of authorized shares of Series A Preferred or Common Stock;

(e)   Authorize, create, issue or reclassify any other equity security (including any security convertible into or exercisable for any equity security) having rights or preferences senior to any of the rights or preferences of the Series A Preferred;

(f)   Amend these Articles or this Corporation's Bylaws in any manner that affects the rights of the holders of Series A Preferred;

(g)   Approve the liquidation or dissolution of this Corporation or the sale of all or substantially all of the assets of this Corporation;

(h)   Authorize the repurchase by this Corporation of any shares of its capital stock, except for the redemption or repurchase of shares of Common Stock from employees or consultants upon termination of their employment or services pursuant to agreements providing for such repurchase.

2.5   Issuance of Certificates. The Board shall have the authority to issue shares of the capital stock of this corporation and the certificates therefore subject to such transfer restrictions and other limitations as it may deem necessary to promote compliance with applicable federal and state securities laws, and to regulate the transfer thereof in such manner as may be calculated to promote such compliance or to further any other reasonable purpose.

ARTICLE III

The amendment provides for no exchange, classification, or cancellation of issued shares.

ARTICLE IV

The amendment was adopted by the Board of Directors on June 30, 2006.

ARTICLE V

The amendment did not require approval by approved by the shareholders of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed on this June 30, 2006.

Daybreak Oil and Gas, Inc.

By: _____
        Eric Moe, Chief Executive Officer

EXHIBIT 5.1

WORKLAND & WITHERSPOON, PLLC
ATTORNEYS AT LAW

PETER A. WITHERSPOON
GARY D. BRAJCICH
ERIC J. SACHTJEN*
JAMES A. MCPHEE†
LAWRENCE W. GARVIN
STEVEN WEE
BRIAN P. MCCLATCHEY

714 WASHINGTON MUTUAL FINANCIAL CENTER
601 WEST MAIN AVENUE
SPOKANE, WASHINGTON 99201-0677
Telephone: (509) 455-9077
Facsimile: (509) 624-6441
Email: glipsker@workwith.com

OF COUNSEL:
JAMES J. WORKLAND
GARY C. RANDALL†
GREGORY B. LIPSKER
MICHAEL A. AGOSTINELLI

†Also Admitted in Idaho
*Also Admitted in Alaska

July 18, 2006

Board Of Directors
Daybreak Oil and Gas, Inc.
P.O. Box 370
Osburn, Idaho 83849

Re: Registration Statement on Form SB-2

Gentlemen:

We have acted as counsel to Daybreak Oil and Gas, Inc., a Washington corporation (the "Company"), in connection with its Registration Statement on Form SB-2 (the "Registration Statement") under the Securities Act of 1933, as amended, covering an aggregate of 13,244,889 shares (the "Shares") of the Company's Common Stock.

In connection therewith, and arriving at the opinion as expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company, agreements and other instruments, certificates of officers and representatives of the Company, certificates of public officials and other documents as we have deemed necessary or appropriate as a basis for the opinion expressed herein.

In connection with our examination, we have assumed the genuineness of the signatures, the authenticity of all documents tendered to us as originals, the legal capacity of natural persons and the conformity to original documents of all documents submitted to us as certified, conformed, Photostat or facsimile copies.

Based on the foregoing, and subject to the qualifications and limitations set forth herein, it is our opinion that the Shares, when offered pursuant to the registration statement and the prospectus included therein, will be validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and its use as part of the Registration Statement.

We are furnishing this opinion to the Company solely for its benefit in connection with the Registration Statement. It is not to be used, circulated, quoted or otherwise referred to for any other purpose. Other than the Company, no one is entitled to rely on this opinion.

Very truly yours,

Workland & Witherspoon, PLLC

By: _____
    Gregory B. Lipsker, Esq.

EXHIBIT 10.i

PLACEMENT AGENT AGREEMENT

March 3, 2006

Board of Directors
Daybreak Oil and Gas, Inc.
601 W. Main Avenue, Suite 1017
Spokane, WA 99201

Gentlemen:

Bathgate Capital Partners LLC (the "Placement Agent"), hereby confirms its agreement with you (the "Company") as follows:

SECTION 1
Description of Securities

The Company proposes to offer and sell to qualified investors Units ("Units") of the Company's securities at an offering price of $1.50 per Unit, and on terms as set forth herein. Each Unit is comprised of the two shares of the Company's common stock ("Common Stock") and one warrant ("Warrant") to purchase a share of Common Stock. As used in this Agreement, the term "Memorandum" refers to a Private Placement Memorandum dated March 3, 2006.

SECTION 2
Representations and Warranties of the Company

In order to induce the Placement Agent to enter into this Agreement, the Company hereby represents and warrants to and agrees with the Placement Agent as follows:

2.01.   Private Placement Memorandum. The Memorandum with respect to the Units and all exhibits thereto, copies of which have heretofore been delivered by the Company to the Placement Agent, has been carefully prepared by the Company in conformity with Regulation D ("Regulation D") promulgated pursuant to the Securities Act of 1933, as amended (the "Act"), and with comparable provisions of the securities laws of such states as may be reasonably requested by the Placement Agent. The Memorandum refers to certain of the Company's filing with the Securities and Exchange Commission ("SEC") under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") (hereinafter referred to as the "SEC Filings"). The Memorandum and the SEC Filings do not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, the Company does not make any representations or warranties as to information contained in or omitted from the Memorandum in reliance upon written information furnished on behalf of the Placement Agent specifically for use therein. Any additional written information authorized by the Company to be provided to prospective purchasers shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

2.02.   Financial Statements. DeCoria, Maichel & Teague, P.S.., who has audited and/or reviewed the financial statements in the SEC Filings, is an independent certified public accountant. The

financial statements of the Company, together with related Schedules and Notes as set forth in the SEC Filings, present fairly the financial position and the results of operations of the Company at the represented dates and for the represented periods to which they apply; such financial statements have been prepared in accordance with generally accepted accounting principles which have been consistently applied throughout the periods concerned except as otherwise stated therein.

2.03.   No Material Adverse Change. Except as may be reflected in or contemplated by the Memorandum, subsequent to the dates as of which information is given in the Memorandum, and prior to the Closing Date (as defined hereinafter), (i) there shall not be any material adverse change in the business, properties, options to lease, leases, financial condition, management, or otherwise of the Company or in the Company's business taken as a whole, (ii) there shall not have been any material transaction entered into by the Company other than transactions in the ordinary course of business; (iii) the Company shall not have incurred any material obligations, contingent or otherwise, which are not disclosed in the Memorandum; (iv) there shall not have been nor will there be any change in the capital stock or adverse change in the short-term or long-term debt (except current payments) of the Company; and (v) the Company has not and will not have paid or declared any dividends or other distributions.

2.04.   No Defaults. The Company is not in default in the performance of any obligation, agreement or condition contained in any debenture, note or other evidence of indebtedness or any indenture or loan agreement of the Company, other than as set forth in the Memorandum. The execution and delivery of this Agreement and the consummation of the transactions herein contemplated, and compliance with the terms of this Agreement will not conflict with or result in a breach of any of the terms, conditions or provisions of, or constitute a default under, the articles of incorporation or bylaws of the Company, or any note, indenture, mortgage, deed of trust, or other agreement or instrument to which the Company is a party or by which it or any of its property is bound, or any existing law, order, rule, regulation, writ, injunction, or decree or any government, governmental instrumentality, agency or body, arbitrator, tribunal or court, domestic or foreign, having jurisdiction over the Company or its property. The consent, approval, authorization, or order of any court or governmental instrumentality, agency or body is not required for the consummation of the transactions herein contemplated except such as may be required under the Act or under the securities laws of any state or jurisdiction.

2.05.   Organization and Standing. The Company is, and at the Closing Date will be, duly organized and validly existing in good standing as a corporation under the laws of its state of Washington and with full power and authority to own its property and conduct its business, present and proposed, as described or referred to in the Memorandum; the Company has full power and authority to enter into this Agreement and to issue the securities comprising the Unit; and the Company is duly qualified and in good standing as a foreign corporation in all jurisdictions in which the character of the property owned or leased or the nature of the business transacted by it makes such qualification necessary. The Company has paid all fees required by the jurisdiction of organization and any jurisdiction in which it is qualified as a foreign corporation.

2.06.   Capitalization. Prior to the Closing Date, the capitalization of the Company shall be as described in the Memorandum.

2.07.   Legality of Units The Units and the Shares have been duly and validly authorized and, when issued or sold and delivered against payment therefor as provided in this Agreement, will be validly issued, fully paid and nonassessable. The Warrants, when paid for and issued, will be valid, binding and legally enforceable obligation of the Company. The securities comprising the Units will conform in all material respects to all statements with regard thereto in the Memorandum. A sufficient number of shares

of Common Stock of the Company has been reserved for issuance upon exercise of the Warrants and the Placement Agent's Warrants.

2.08.   <u>Prior Sales</u>. No securities of the Company have been sold by the Company or by, or on behalf of, or for the benefit of, any person or persons controlling, controlled by, or under common control with the Company at any time prior to the date hereof, except as set out in the Memorandum. No prior securities sales by the Company or any affiliate are required to be integrated with the proposed sale of the Units such that the availability of Regulation D or any other claimed exemption from the registration requirements of the Act would be made unavailable to the offer and sale of the Units.

2.09.   <u>Litigation</u>. There is and at the Closing Date there will be no action, suit or proceeding before any court or governmental agency, authority or body pending or to the knowledge of the Company threatened which might result in judgments against the Company, or its officers, directors, employees or agents which the Company is obligated to indemnify, not adequately covered by insurance and which collectively might result in any material adverse change in the condition (financial or otherwise), the business or the prospects of the Company or would materially affect the properties or assets of the Company.

2.10.   <u>Finder</u>. No person has acted as a finder in connection with the transactions contemplated herein, and the Company will indemnify the Placement Agent with respect to any claim for finder's fees in connection herewith.   The Company further represents that it has no management or financial consulting or advisory agreement with anyone except as set forth in the Memorandum. The Company additionally represents that no officer, director, or 5% or greater shareholder of the Company is, directly or indirectly, associated with a National Association of Securities Dealers, Inc. member broker-dealer, other than such persons as the Company has advised the Placement Agent in writing are so associated.

2.11.   <u>Contracts</u>. Each contract to which the Company is a party and to which reference is made in the Memorandum and/or the SEC Filings has been duly and validly executed, is in full force and effect in all material respects in accordance with their respective terms, and none of such contracts has been assigned by the Company; and the Company knows of no present situation or condition or fact which would prevent compliance with the terms of such contracts, as amended to date. Except for amendments or modifications of such contracts in the ordinary course of business, the Company has no intention of exercising any right which it may have to cancel any of its obligations under any of such contracts, and has no knowledge that any other party to any of such contracts has any intention not to render full performance under such contracts.

2.12.   <u>Tax Returns</u>. The Company has filed all federal, state and municipal tax returns which are required to be filed, and has paid all taxes shown on such returns and on all assessments received by it to the extent such taxes have become due. All other taxes with respect to which the Company is obligated have been paid or adequate accruals have been set up to cover any such unpaid taxes, including all federal and state withholding and FICA payments.

2.13.   <u>Property</u>. Except as otherwise set forth in the Memorandum and the SEC Filings, the Company has good title, free and clear of all liens, encumbrances and defects, except liens for current taxes not due and payable, to all property and assets that are described in the Memorandum and the SEC Filings as being owned by the Company, subject only to such exceptions as are not material and do not adversely affect the present or prospective business of the Company. All of the claims, options to lease, leases and subleases material to the business of the Company under which the Company holds or uses any real or personal property, including those described or referred to in the Memorandum and the SEC

Filings, are in full force and effect, and the Company is not in default in respect of any of the terms or provisions of any such claims, options to lease, leases or subleases, and no claim of any sort has been asserted by anyone adverse to the Company's rights under any such claims, options to lease, leases or subleases or affecting or questioning the Company's rights to the continued possession of the claimed, optioned, leased or subleased property covered by such claim, options to lease, lease or sublease.

2.14. <u>Authority</u>. The execution and delivery by the Company of this Agreement has been duly authorized, and this Agreement is the valid, binding and legally enforceable obligation of the Company.

2.15. <u>Use of Proceeds</u>. The Company will apply the proceeds from the sale of the Units to the purposes set forth in the Memorandum. The Company will also establish procedures to ensure proper application and stewardship of such proceeds.

2.16. <u>No Limitations on Payment of Dividends</u>. Except as otherwise set forth in the Memorandum, there are no limitations, either contractual or otherwise, nor will the Company enter into any agreement with any other party, which prevents or limits the Company's ability to declare or pay dividends on its Common Stock.

SECTION 3
Issue, Sale and Delivery of the Units

3.01. <u>Placement Agent Appointment</u>. The Company hereby appoints the Placement Agent as its exclusive agent until March 31, 2006, which period may be extended to April 30, 2006, by mutual consent of the Company and the Placement Agent (the "Escrow Date"), to solicit purchasers for 1,000,000 Units on a "best efforts, all-or-none" basis and thereafter to solicit purchasers for an additional 2,334,000 Units on a "best efforts" basis until the offering is terminated as provided herein; and the Placement Agent, on the basis of the representations and warranties herein contained, but subject to the terms and conditions herein set forth, accepts such appointment and agrees to use its best efforts to find purchasers for the Units at the price of $1.50 per Unit, provided that the Company reserves the right to reject in good faith any prospective investor ("Investor") and no commission shall be payable to the Placement Agent in respect of any proposed sale to any rejected Investor. No other person will be or has been authorized to solicit purchasers for the Units, except those persons selected by the Placement Agent. Each Investor must subscribe for at least 16,000 Units ($24,000), and must certify to the Company that such investor is an "Accredited Investor" as defined in Rule 501(a) of Regulation D. Notwithstanding the above, the Company and the Placement Agent may mutually agree to accept a subscription for fewer than 16,000 Units.

3.02. <u>Escrow Account</u>. It is hereby agreed between the Company and the Placement Agent that unless 1,000,000 Units ("Escrow Units") are sold and paid for by Investors by the Escrow Date, this Agreement shall automatically be terminated and the entire proceeds received from the sale of the Units shall be returned to the Investors, without deduction therefrom or interest thereon. If the Escrow Units are sold by the Escrow Date, the Company and the Placement Agent may continue the offering until all of the Units are sold or until they agree to terminate the offering. The proceeds from the sale of at least the first 1,000,000 Units ($1,500,000) shall be promptly deposited in an escrow account ("Escrow Account") entitled "Daybreak Oil and Gas, Inc. Escrow Account" with AMG Guaranty Trust, N.A. (the "Escrow Agent"). The agreement establishing the Escrow Account ("Escrow Agreement") shall be in form and content satisfactory to counsel for the Placement Agent and the Company. The proceeds from any sale of Units after the First Closing (hereinafter defined) may continue to be deposited to the Escrow Account. If the Escrow Account is not used for such purpose, the Company promptly shall pay the commission

provided in Section 3.05 and the non-accountable expense allowance as provided in Section 3.07 to the Placement Agent.

      3.03.   <u>Subscription Agreement</u>. Each Investor desiring to purchase Units will be required to complete and execute a Subscription Agreement and, if applicable, other offering documents. The Placement Agent shall have the right to review such documents for each Investor and to reject the tender of any Investor that it deems not acceptable. All documents concerning any Investor the Placement Agent has not rejected will be promptly forwarded to the Company at the address set forth below. The Company, upon receipt of the documents, will determine within three (3) business days whether it wishes to accept the Investor. Payment for the Units subscribed for in the Subscription Agreements that have been accepted by the Company is to be delivered to the Company on the Closing Date (as hereinafter defined).

      3.04.   <u>Subscription Acceptance</u>. The acceptance of subscriptions for Units tendered by Investors will be conditional upon (i) the tendering of Subscriptions for at least 1,000,000 Units ("Minimum Subscriptions") by the Escrow Date, and (ii) the receipt, on the Closing Date, of the net proceeds from subscribers for the Minimum Subscriptions ("Minimum Payments") less commissions due the Placement Agent as provided hereinafter. If subscriptions are received for more than 3,334,000 2,335,000 Units, the Company may (a) accept subscriptions for up to an additional 666,000 Units, and/or (b) accept one subscription over another and/or (c) allocate available Units among subscribers as it deems appropriate.

      3.05.   <u>Compensation of Placement Agent</u>. In consideration for the Placement Agent's execution of this Agreement, and for the performance of its obligations hereunder, the Company agrees to pay the Placement Agent a commission of ten percent (10%) of the gross proceeds received from the sale of the Units; provided, in the event Minimum Subscriptions are not received or Minimum Payments are not made and the offering is terminated, the Placement Agent shall not receive any commission. Any commissions payable to the Placement Agent under this paragraph shall be payable on the Closing Date or as otherwise provided herein.

      3.06.   <u>Non-Accountable Expense Allowance</u>. The Placement Agent shall receive a non-accountable expense allowance equal three percent (3%) ($.045 per Unit) of the gross proceeds from Units sold and paid for, payable at each Closing.

      3.07.   <u>Due Diligence Fee and Document Fee</u>. The Company has paid the Placement Agent $10,000 as a due diligence fee. That fee has been fully earned by the Placement Agent, and it is not refundable, nor may it be credited against any other fee payable to the Placement Agent under this Agreement. The Company has agreed to pay up to $5,000 for preparation of the Private Placement Memorandum. The fee for preparation will be due and payable upon completion of the document.

      3.08.   <u>Payment</u>. Payment for Units sold shall be made by the Escrow Agent to the Company at such place as may be agreed on among the Company and the Placement Agent, at such a time and on such a date, as shall be fixed by agreement between the parties, which in no case shall be later than eight (8) days after the Sales Termination Date. The delivery of the Units against payment therefore is defined as the "Closing" and the time and date thereof are defined as the "Closing Date." The first Closing Date will be held when the Minimum Payments are received ("First Closing"). It is anticipated that there may be additional Closings as additional funds are received, and the final Closing will be referred to as the "Final Closing." The Final Closing could also be the First Closing in the event that no Units are sold after the First Closing. As soon as practicable after each Closing Date, the Company shall deliver by mail to each

Investor a certificate for the securities underlying the Units that have been purchased and which contains a legend conforming to the requirements of Rule 502(d)(3) under the Act.

3.09.   Obligations of Placement Agent.   The Company agrees that the obligations of the Placement Agent under this Agreement: (i) shall not preclude the Placement Agent from contemporaneously participating in the offering or underwriting of securities of other issuers; (ii) shall not impose any obligation on the Placement Agent to require its registered representatives to offer or to sell the Units, (iii) shall require the Placement Agent to make an effort to find purchasers for the Units only to the extent the Placement Agent is motivated to do so by the compensation and other provisions of this Agreement, (iv) shall not otherwise limit or prevent the Placement Agent from carrying on its customary business as a securities broker-dealer, and (v) shall not require the Placement Agent to engage in any conduct which violates any law or industry standard of conduct applicable to the Placement Agent.

3.10.   Representations and Warranties.   The parties hereto each represent that as of each Closing Date the representations and warranties herein contained and the statements contained in all the certificates heretofore or simultaneously delivered by any party to another, pursuant to this Agreement, shall in all material respects be true and correct.

3.11.   Form D.   The Placement Agent agrees that it will timely supply the Company from time to time with all information required from the Placement Agent for the completion of Form D to be filed with the Securities and Exchange Commission and such additional information as the Company may reasonably request to be supplied to the securities authorities of such states in which the Units have been qualified for sale or are exempt from qualification or registration.   A copy of all such filings shall be delivered to the Placement Agent and counsel for the Placement Agent promptly prior to their being filed.

SECTION 4
Offering of the Units on Behalf of the Company

4.01.   Agent.   In offering the Units for sale, the Placement Agent shall offer the Units solely as an agent for the Company, and such offer shall be made upon the terms and subject to the conditions set forth herein and in the Memorandum.   The Placement Agent shall commence making such offers as an agent for the Company as soon after the date of the Memorandum (the "Offering Date") as it in its sole discretion may deem advisable; provided, however, that if the Placement Agent does not commence such offering within ten (10) business days after the Offering Date, it shall promptly advise the Company.

4.02.   Selected Dealers.   The Placement Agent may offer and sell the Units for the account of the Company through registered broker-dealers selected by it ("Selected Dealers") and pursuant to a form of Selected Dealer Agreement between the Placement Agent and the Selected Dealers, pursuant to which the Placement Agent may allow such concession (out of its commissions) as it may determine.   Such Agreement shall provide that the Selected Dealers are acting as agents of the Company.   On such sale or allotment by the Placement Agent of any of the Units to Selected Dealers, the Placement Agent shall require the Selected Dealer selling any such Units to agree to offer and sell the same on the terms and conditions of offering set forth in the Memorandum and in this Agreement.

SECTION 5
Memorandum

5.01.   Delivery and Form of Memorandum.   The Company will procure, at its expense, as many copies of the Memorandum as the Placement Agent may reasonably require for the purposes

contemplated by this Agreement and shall deliver said copies of the Memorandum within two (2) business days after execution of this Agreement at addresses, and in the quantity at each address, as specified by the Placement Agent. Each Memorandum shall be of a size and format as determined by the Placement Agent and shall be suitable for mailing and other distribution.

5.02.   Amendment of Memorandum. If during the offering any event occurs or any event known to the Company relating to or affecting the Company shall occur as a result of which the Memorandum as then amended or supplemented would include an untrue statement of a material fact, or omits to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or if it is necessary at any time after the Offering Date to amend or supplement the Memorandum to comply with the Act, the Company will immediately notify the Placement Agent thereof and the Company will prepare such further amendment to the Memorandum or supplemental or amended Memorandum or Memoranda as may be required and furnish and deliver to the Placement Agent, all at the cost of the Company, a reasonable number of copies of the supplemental or amended Memorandum which as so amended or supplemented will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the Memorandum not misleading in the light of the circumstances existing at the time it is delivered.

5.03.   Use of Memorandum. The Company authorizes the Placement Agent and the Selected Dealers, if any, in connection with the offer and sale of the Units and all dealers to whom any of the Units may be sold by the Placement Agent or by any Selected Dealer, to use the Memorandum as from time to time amended or supplemented, in connection with the offering and sale of the Units and in accordance with the provisions of the Act, the Rules and Regulations thereunder and applicable state securities laws.

SECTION 6
Covenants of the Company

The Company covenants and agrees with the Placement Agent that:

6.01.   Notification of Changes. After the date hereof, the Company will not at any time, whether before or after the date of the Memorandum, make any amendment or supplement to the Memorandum of which amendment or supplement the Placement Agent shall not have previously been advised and a copy of which shall not have previously been furnished to the Placement Agent a reasonable time period prior to the proposed date of such amendment or supplement, or which the Placement Agent or counsel for the Placement Agent shall have reasonably objected to in writing solely on the grounds that it is not in compliance with the Act or the Rules and Regulations or with other federal or state laws.

6.02.   Proceeding. The Company will promptly advise the Placement Agent, and will confirm such advice in writing, upon the happening of any event which, in the judgment of the Company, makes any material statement in the Memorandum untrue or which requires the making of any changes in the Memorandum in order to make the statements therein not misleading, and upon the refusal of any state securities administrator or similar official to qualify, or the suspension of the qualification of the Units for offering or sale in any jurisdiction where the Units are not exempt from qualification or registration, or of the institution of any proceedings for the suspension of any exemption or for any other purposes. The Company will use every reasonable effort to prevent any such refusal to qualify or any such suspension and to obtain as soon as possible the lifting of any such order, the reversal of any such refusal, and the termination of any such suspension.

6.03.   Blue Sky Filings. As a condition of closing, the Company will take whatever action is necessary in connection with filing or maintaining any appropriate exemption from qualification or registration under the applicable laws of such states as may be selected by the Placement Agent and agreed to by the Company, and continue such qualifications and exemptions in effect so long as required for the purposes of the offer and sale of the Units.

6.04.   Agreement to Provide Information. The Company, at its own expense, will prepare and give and will continue to give such financial statements and other information to and as may be required by the Commission or the governmental authorities of states in which the Units may be registered, qualified or exempt from qualification or registration.

6.05.   Costs of Offering. The Company will pay, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, all costs and expenses incident to the performance of its obligations under this Agreement, including all expenses incident to the authorization and issuance of the Units, any taxes incident to the initial sale of the Units hereunder, the fees and expenses of the Company's counsel and accountants, the costs and expenses incident to the preparation and printing of the Memorandum and any amendments or supplements thereto, the cost of preparing and printing all exhibits to the Memorandum, the cost of furnishing to the Placement Agent copies of the Memorandum as herein provided, and the cost of any filing with the Commission or pursuant to state securities laws, including all filing fees.

6.06.   Use of Proceeds. The Company will apply the proceeds from the sale of the Units to the purposes set forth in the Memorandum.

6.07.   Due Diligence.   Prior to the First Closing, the Company will cooperate with the Placement Agent in such investigation as the Placement Agent may make or cause to be made of the properties, business, management and operations of the Company in connection with the offering of the Units, and the Company will make available to the Placement Agent in connection therewith such information in its possession as the Placement Agent may reasonably request.

6.08.   Documentation. Prior to the First Closing, the Company will deliver to the Placement Agent true and correct copies of the articles and bylaws of the Company and of the minutes of all meetings of the directors and shareholders of the Company held since January 1, 2002; true and correct copies of all material contracts to which the Company is a party; and such other documents and information as is reasonably requested by the Placement Agent. To the extent such documents had previously been provided, only amendments or updates need be furnished.

6.09.   Management Cooperation. The Company shall provide the Placement Agent, at any time, an opportunity to meet with and question management of the Company and authorize management of the Company to speak at such meetings as the Placement Agent reasonably requests.

6.10.   Information to Investors. The Company shall make available to each Investor at a reasonable time prior to his purchase of the Units the opportunity to ask questions and receive answers concerning the terms and conditions of the offering, and to obtain any additional information that the Company has or that it can acquire without unreasonable effort or expense that is necessary to verify the accuracy of information furnished to the Investors.

6.11.   Compliance with Conditions Precedent. The Company will use all reasonable efforts to comply or cause to be complied with the conditions precedent to the several obligations of the Placement

Agent specified in this Agreement.

6.12.   Reports. The Company agrees to file with the Commission, and states where required, all reports on Form D in accordance with the provisions of Regulation D promulgated under the Act and to promptly provide copies of such reports to the Placement Agent and its counsel.

SECTION 7
Indemnification

7.01.   Indemnification by Company. The Company agrees to indemnify, defend and hold harmless the Placement Agent, its agents, managers, members, representatives, guarantors, sureties and each person who controls the Placement Agent within the meaning of either Section 15 of the Act or Section 20 of the Securities Exchange Act of 1934 ("Indemnified Persons") from and against any and all losses, claims, damages, liabilities or expenses, joint or several, (including reasonable legal or other expenses incurred by each such person in connection with defending or investigating any such claims or liabilities, whether or not resulting in any liability to such Indemnified Persons) which they or any of them may incur under the Act, or any state securities law and the Rules and Regulations or the rules and regulations under any state securities laws or any other statute or at common law or otherwise and to reimburse such Indemnified Persons for any legal or other expense (including the cost of any investigation and preparation) incurred by any of them in connection with any litigation, whether or not resulting in any liability, but only insofar as such losses, claims, damages, liabilities and expenses arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Memorandum, the SEC Filings, or any amendment or supplement thereto, or any authorized sales literature or any application or other document filed with the Commission or in any state or other jurisdiction in order to obtain and exemption from the securities registration requirements for the Units under the securities laws thereof, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or the failure to comply with the security registration requirement of the Act or any applicable state law; provided, however, that the indemnity agreement contained in this Section 7.01 shall not apply to amounts paid in settlement of any such litigation if such settlements are effected without the consent of the Company, nor shall it apply to any Indemnified Persons in respect of any such losses, claims, damages, liabilities or actions arising out of or based upon any such untrue statement or alleged untrue statement, or any such omission or alleged omission, if such statement or omission was made in reliance upon information furnished in writing to the Company by such Indemnified Persons specifically for use in connection with the preparation of the Memorandum or any such amendment or supplement thereto. This indemnity agreement is in addition to any other liability that the Company may otherwise have to the Indemnified Persons.

7.02.   Notification to Company. The Indemnified Persons agree to notify the Company promptly of the commencement of any litigation or proceeding against the Indemnified Persons, of which it may be advised, in connection with the offer and sale of any of the Units of the Company, and to furnish to the Company at its request copies of all pleadings therein and permit the Company to be an observer therein and apprise it of all the developments therein. In case of commencement of any action in which indemnity may be sought from the Company on account of the indemnity agreement contained in Section 7.01, the Indemnified Persons within ten (10) days after the receipt of written notice of the commencement of any action against the Indemnified Persons shall notify the Company in writing of the commencement thereof. The failure to notify the indemnifying party shall not relieve it of any liability that it may have to an Indemnified Party, except to the extent that the indemnifying party did not otherwise have knowledge of the commencement of the action and the indemnifying party's ability to

defend against the action was prejudiced by such failure. Such failure shall not relieve the indemnifying party from any other liability that it may have to the Indemnified Party. In case any such action shall be brought against the Indemnified Persons of which the Indemnified Persons shall have notified the Company of the commencement thereof, the Company shall be entitled to participate in (and to the extent that it shall wish, to direct) the defense thereto at its own expense, but such defense shall be conducted by counsel of recognized standing and reasonably satisfactory to the Indemnified Persons in such litigation. After notice that the Company elects to direct the defense, the Company will not be liable for any legal or other expenses incurred by the Indemnified Persons without the prior written consent of the Company. The Company shall not be liable for amounts paid in settlement of any litigation if such settlement was effected without its consent.

7.03. <u>Indemnification by Placement Agent</u>. The Placement Agent agrees to indemnify and hold harmless the Company, its agents, officers, directors, representatives, guarantors, sureties and each person who controls the Company within the meaning of either Section 15 of the Act or Section 20 of the Securities Exchange Act of 1934 from and against any and all losses, claims, damages, liabilities or expenses, joint or several, (including reasonable legal or other expenses incurred by each such person in connection with defending or investigating any such claims or liabilities, whether or not resulting in any liability to such person) which they or any of them may incur under the Act, or any state securities law and the Rules and Regulations or the rules and regulations under any state securities laws or any other statute or at common law or otherwise and to reimburse persons indemnified as above for any legal or other expense (including the cost of any investigation and preparation) incurred by any of them in connection with any litigation, whether or not resulting in any liability, but only insofar as such losses, claims, damages, liabilities and litigation arise out of or are based upon any statement in or omission from the Memorandum or any amendment or supplement thereto, or any application or other document filed with the Commission or in any state or other jurisdiction in order to qualify the Units under the securities laws thereof, or any information furnished pursuant to Section 3.10 hereof, if such statements or omissions were made in reliance upon information furnished in writing to the Company by the Placement Agent or on its behalf specifically for use in connection with the preparation of the Memorandum or amendment or supplement thereto or application or document filed. This indemnity agreement is in addition to any other liability which the Placement Agent may otherwise have to the Company and other indemnified persons.

7.04. <u>Notification to Placement Agent</u>. The Company and other Indemnified Persons agree to notify the Placement Agent promptly of commencement of any litigation or proceedings against the Placement Agent or other Indemnified Persons, in connection with the offer and sale of any of the Units and to furnish to the Placement Agent, at its request, copies of all pleadings therein and permit the Placement Agent to be an observer therein and apprise the Placement Agent of all developments therein, all at the Company's expense. In case of commencement of any action in which indemnity may be sought from the Placement Agent on account of the indemnity agreement contained in Section 7.03, the Company or other Indemnified Persons shall notify the Placement Agent of the commencement thereof in writing within ten (10) days after the receipt of written notice of the commencement of any action against the Company or against any other person indemnified, shall notify the Placement Agent in writing of such notification. The failure to notify the indemnifying party shall not relieve it of any liability that it may have to an Indemnified Party, except to the extent that the indemnifying party did not otherwise have knowledge of the commencement of the action and the indemnifying party's ability to defend against the action was prejudiced by such failure. Such failure shall not relieve the indemnifying party from any other liability that it may have to the Indemnified Party. . In case any such action shall be brought against the Company or any other person indemnified of which the Company shall have notified the Placement Agent of the commencement thereof, the Placement Agent shall be entitled to participate in

(and to the extent that it shall wish, to direct) the defense thereto at its own expense, but such defense shall be conducted by counsel of recognized standing and reasonably satisfactory to the Company or other persons indemnified in such litigation. After notice that the Placement Agent elects to direct the defense, the Placement Agent will not be liable for any legal or other expenses incurred by the indemnified party without the prior written consent of the Placement Agent. The Placement Agent shall not be liable for amounts paid in settlement of any litigation if such settlement was effected without its consent.

7.05. <u>Indemnification of Selected Dealers</u>. The Company agrees to indemnify Selected Dealers, if any, and its agents, officers, directors, representatives, guarantors and sureties on substantially the same terms and conditions as it indemnifies the Placement Agent and Indemnified Persons pursuant to Section 7.01 provided that each such Selected Dealer agrees in writing with the Placement Agent to indemnify the Company and its agents, officers, directors, representatives, guarantors and sureties on substantially the same terms and conditions as the Placement Agent indemnifies the Company in Section 7.03. The Company hereby authorizes the Placement Agent to enter into agreements with Selected Dealers providing for such indemnity by the Company.

7.06. <u>Contribution</u>. If the indemnification provided for in Sections 7.01, 7.03 and 7.05 is unavailable to an indemnified party in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under either such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities: (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and by the Placement Agent or Selected Dealer on the other from the offering and sale of the Units, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the Placement Agent or Selected Dealer on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Placement Agent or Selected Dealer on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bears to the total commissions received by the Placement Agent or Selected Dealer, as in each case set forth in the Memorandum. The relative fault of the Company and of the Placement Agent or Selected Dealer shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Company or by the Placement Agent or Selected Dealer and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Placement Agent agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 7, the Placement Agent shall not be required to contribute any amount in excess of the amount by which the total price at which the Units sold by it and distributed exceeds the amount of any damages which such Placement Agent otherwise has been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to

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contribution hereunder from any person who was not guilty of such fraudulent misrepresentation.

7.07.   Limitation of Legal Expenses. Notwithstanding anything herein to the contrary, the indemnification for legal expenses included in Sections 7.01, 7.03 And 7.05 shall be limited to the legal expenses of one law firm, except in the event of a bona fide conflict of interest, in which event such legal expenses shall be limited to the legal expenses of two law firms.

SECTION 8
Effectiveness of Agreement

8.01.   This Agreement shall become effective upon execution by all parties hereto.

SECTION 9
Conditions of the Placement Agent's Obligations

The Placement Agent's obligations to act as agent of the Company hereunder shall be subject to the accuracy of the representations and warranties on the part of the Company herein contained, to the performance by the Company of all its agreements herein contained, to the fulfillment of or compliance by the Company with all covenants and conditions hereof, and to the following additional conditions:

9.01.   No Material Changes. Except as contemplated herein or as set forth in the Memorandum, during the period subsequent to the date of the last balance sheet included in the Memorandum the Company: (a) shall have conducted its business in the usual and ordinary manner as the same was being conducted on the date of the last balance sheet included in the Memorandum, and (b) except in the ordinary course of its business, the Company shall not have incurred any material liabilities, claims or obligations (direct or contingent) or disposed of any material portion of its assets, or entered into any material transaction or suffered or experienced any materially adverse change in its condition, financial or otherwise. The capitalization and short term debt of the Company shall be substantially the same as at the date of the latest balance sheet included in the Memorandum, without considering the proceeds from the sale of the Units, other than as may be set forth in the Memorandum, and except as the financial statements of the Company reflect the result of continued losses from operations consistent with prior periods.

9.02.   Authorization. The authorization for the issuance of the securities comprising the Units and the use of the Memorandum and all corporate proceedings and other legal matters incident thereto and to this Agreement shall be reasonably satisfactory in all respects to counsel to the Placement Agent.

9.03.   Opinion. The Company shall have furnished to the Placement Agent the opinion, dated each Closing Date and addressed to the Placement Agent, from counsel to the Company, to the effect that based upon a review by them of the Memorandum, the Company's certificate of incorporation, bylaws, and relevant corporate proceedings and contracts, and examination of such statutes they deem necessary and such other investigation by such counsel as they deem necessary to express such opinion:

(a)   The Company has been duly incorporated and validly exists as a corporation in good standing under the laws of the State of Washington and has the corporate power and authority to own its properties and to carry on its business as described in the Memorandum.

(b)   The Company is duly qualified and in good standing as a foreign corporation authorized to do business in all jurisdictions in which the character of the properties owned or

held under lease or the nature of the business conducted requires such qualification and in which the failure to qualify would have a materially adverse effect on the business of the Company.

(c)   On the basis of a review of the contents of the Memorandum and related matters, and based upon the advice of the Company, but without independent verification by such counsel of the accuracy, completeness or fairness of the statements contained in the Memorandum thereto, and without expressing any opinion as to the financial statements or other financial data contained therein: (i) nothing has come to such counsel's attention which leads them to believe that the Memorandum, as amended or supplemented by any amendments or supplements thereto made by the Company prior to completion of the Offering, does not comply as to form in all material respects with the requirements of applicable laws; (ii) they do not know of any contract or other document required to be described in or filed as an exhibit to the Memorandum which is not so described or filed; and (iii) to the best of their knowledge, no order suspending the Offering has been issued and no proceedings for that purpose have been instituted or are pending or contemplated by any applicable regulatory authority.

(d)   The authorized and outstanding capital stock of the Company is as set forth in the Memorandum; the Units, Shares Warrants, and Placement Agent's Warrants conform in all material respects to the statements concerning them in the Memorandum; the outstanding common stock of the Company contains no preemptive rights; the Units, Shares, Warrants and Placement Agent's Warrants have been, and the shares of Common Stock issuable upon exercise of the Warrants and Placement Agent's Warrants, will be, duly and validly authorized and, upon issuance thereof and payment therefore in accordance with this Agreement, validly issued, fully paid and nonassessable, and will not be subject to the preemptive rights of any shareholder of the Company.

(e)   The Warrants and Placement Agent's Warrants have been duly and validly authorized and, when accepted and delivered by the Company, will be valid and binding obligations of the Company, enforceable in accordance with their respective terms.

(f)   A sufficient number of shares of Common Stock have been duly reserved for issuance upon the exercise of the Warrants and the Placement Agent's Warrants.

(g)   The issuance and sale of the Units, the Shares, the Warrants, and the Placement Agent's Warrants, the consummation of the transactions herein contemplated, and the compliance with the terms of this Agreement will not conflict with or result in a breach of any of the terms, conditions, or provisions of or constitute a default under the certificate of incorporation or bylaws of the Company; nor, to their knowledge, will they conflict with or result in a breach of any of the terms, conditions, or provisions of any note, indenture, mortgage, deed of trust, or other agreement or instrument to which the Company is a party or by which the Company or any of its property is bound; or any existing law (provided this paragraph shall not relate to federal or state securities laws), order, rule, regulation, writ, injunction, or decree known to such counsel of any government, governmental instrumentality, agency, body, arbitration tribunal, or court, domestic or foreign, having jurisdiction over the Company or its property.

(h)   This Agreement has been duly authorized and executed by the Company and is a valid and binding agreement of the Company.

As to all factual matters, including without limitation the issuance of stock certificates and receipt

of payment therefor, the states in which the Company transacts business and the adoption of resolutions reflected by the Company's minute book, such counsel may rely on the certificate of an appropriate officer of the Company. Counsel's opinion as to the validity and enforceability of any and all contracts and agreements referenced herein may exclude any opinion as to the validity or enforceability of any indemnification or contribution provisions thereof, or as the validity or enforceability of any such contract or agreement may be limited by bankruptcy or other laws relating to or affecting creditors' rights generally and by equitable principles.

9.04. <u>Officers' Certificate</u>. The Company shall furnish to the Placement Agent a certificate signed by the President and Chief Financial Officer of the Company, dated as of each Closing Date, to the effect that:

(a) The representations and warranties of the Company in this Agreement are true and correct in all material respects at and as of the date of the certificate, and the Company has complied in all material respects with all the agreements and has satisfied in all material respects all the conditions on its part to be performed or satisfied at or prior to the date of the certificate.

(b) Each has carefully examined the Memorandum and any amendments and supplements thereto and the SEC Filings referred to in the Memorandum, and to the best of their knowledge the Memorandum and any amendments and supplements thereto, and/or the SEC Filings, contain all statements required to be stated therein, and all statements contained therein are true and correct, and neither the Memorandum nor any amendment or supplement thereto, nor the SEC Filings, include any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading and, during the Offering, the Memorandum will be amended or supplemented to include all information necessary to be included in the Memorandum so that it does not become inaccurate or misleading.

(c) No order prohibiting the offer or sale of the Units has been issued and, to the best of the knowledge of the respective signers, no proceeding for that purpose has been initiated or is threatened by the Commission or any applicable state.

(d) Except as set forth in the Memorandum, since the respective dates of the periods for which information is given in the Memorandum and prior to the date of the certificate, (i) there has not been any materially adverse change, financial or otherwise, in the affairs or condition of the Company, and (ii) the Company has not incurred any material liabilities, direct or contingent, or entered into any material transactions, otherwise than in the ordinary course of business.

(e) Subsequent to the date of the Memorandum, no dividends or distribution whatever have been declared and/or paid on or with respect to the Common Stock of the Company.

9.05. <u>State Qualification or Exemption</u>. The Company shall use its best efforts to secure an exemption from registration or qualification in those states in which the Units are sold, and the offer and sale of the Units shall not be subject to any stop order or other proceeding on the Closing Date.

9.06. <u>Satisfactory Form of Documents</u>. All opinions, letters, certificates and evidence mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions

hereof only if they are in form and substance satisfactory to counsel to the Placement Agent, whose approval shall not be unreasonably withheld.

9.07.   Adverse Events. Between the date hereof and each Closing Date, the Company shall not have sustained any loss on account of fire, explosion, flood, accident, calamity or any other cause, of such character as materially adversely affects its business or property considered as an entity, whether or not such loss is covered by insurance.

9.08.   Litigation. Between the date hereof and each Closing Date, there shall be no litigation instituted or threatened against the Company and there shall be no proceeding instituted or threatened against the Company before or by any federal or state commission, regulatory body or administrative agency or other governmental body, domestic or foreign, wherein an unfavorable ruling, decision or finding would materially adversely affect the business, franchises, licenses, operations or financial condition or income of the Company.

9.09.   Certificates. Any certificate signed by an officer of the Company and delivered to the Placement Agent shall be deemed a representation and warranty by the Company to the Placement Agent as to the statements made therein.

SECTION 10
Termination

10.01.   Failure to Comply with Agreement. This Agreement may be terminated by either party hereto by notice to the other party in the event that such party shall have failed or been unable to comply with any of the terms, conditions or provisions of this Agreement required by the Company or the Placement Agent to be performed, complied with or fulfilled by it within the respective times herein provided for, unless compliance therewith or performance or satisfaction thereof shall have been expressly waived by the non-defaulting party in writing.

10.02.   Government Restrictions. This Agreement may be terminated by either party by notice to the other party at any time if, in the judgment of either party, payment for and delivery of the Units are rendered impracticable or inadvisable because: (i) additional material governmental restrictions not in force and effect on the date hereof shall have been imposed upon the trading in securities generally, or minimum or maximum prices shall have been generally established on the New York Stock Exchange, the Chicago Board of Trade or the Commodity Futures Trading Commission, or trading in securities generally on such Exchange, Board, or Commission shall have been suspended, or a general moratorium shall have been established by federal or state authorities; or (ii) a war or other national calamity shall have occurred; or (iii) the condition of any matter affecting the Company or any other circumstance is such that it would be undesirable, impracticable or inadvisable in the judgment of the Placement Agent to proceed with this Agreement or with the sale of the Units.

10.03.   Liability on Termination. Any termination of this Agreement pursuant to this Section 10 shall be without liability of any character (including, but not limited to, loss of anticipated profits or consequential damages on the part of any party thereto); except that the Company and the Placement Agent shall be obligated to pay, respectively, all losses, claims, damages or liabilities, joint or several, under Section 7.01 in the case of the Company, Section 7.03 in the case of the Placement Agent and Section 7.06 as to all parties.

SECTION 11
Placement Agent's Representations and Warranties

The Placement Agent represents and warrants to and agrees with the Company that:

11.01. Registration. The Placement Agent is registered as a broker-dealer with the Securities and Exchange Commission, and is a member in good standing of the National Association of Securities Dealers, Inc. ("NASD"). The Placement Agent is registered or otherwise qualified to sell the Units in each state in which the Placement Agent sells such Units or is exempt from such registration or qualification.

11.02. Ability to Act as Agent. There is not now pending or, to the knowledge of the Placement Agent, threatened against the Placement Agent any action or proceeding of which the Placement Agent has been advised, either in any court of competent jurisdiction, before the NASD, the Securities and Exchange Commission or any state securities commission concerning the Placement Agent's activities as a broker or dealer, nor has the Placement Agent been named as a "cause" in any action or proceeding, any of which may be expected to have a material adverse effect upon the Placement Agent's ability to act as agent to the Company as contemplated herein.

11.03. Right to Terminate Agreement. In the event any action or proceeding of the type referred to in Section 11.02 above (except for actions referred to in the Memorandum) shall be instituted or, to the knowledge of the Placement Agent, threatened against the Placement Agent at any time prior to the effective date hereunder, or in the event there shall be filed by or against the Placement Agent in any court pursuant to any federal, state, local or municipal statute, a petition in bankruptcy or insolvency or for reorganization or for the appointment of a receiver or trustee of its assets or if the Placement Agent makes an assignment for the benefit of creditors, the Company shall have the right on three (3) days' written notice to the Placement Agent to terminate this Agreement without any liability to the Placement Agent of any kind.

SECTION 12
Placement Agent's Warrants

12.01. Warrants. If at least 1,000,000 Units are sold, the Company shall sell to the Placement Agent, for a total of $100, warrants to purchase shares of Common Stock ("Placement Agent's Warrants") on the basis of three warrants for each 10 Units sold in the Offering, two of which will be exercisable at $.75 per share and one of which will be exercisable at $1.50 per share. Two of Each Placement Agent's Warrant will entitle the holder to purchase one share of Common Stock, exercisable at $.75 per share and the other warrant will entitle the holder to purchase one share of Common Stock, exercisable at $2.00 per share. The Placement Agent's Warrants will be exercisable for a period of seven (7) years after their issuance; and if the Placement Agent's Warrants are not exercised during this term, they shall, by their terms, automatically expire. The Company shall set aside and at all times have available a sufficient number of shares of its Common Stock to be issued upon the exercise of the Placement Agent's Warrants.

12.02. Registration Rights. The Company understands and agrees that if, at any time during the eight-year period commencing the Closing Date, it should file a Registration Statement with the Commission pursuant to the Act, for a public offering of securities, either for the account of the Company or for the account of any other person, the Company at its own expense, will offer to holders of Placement Agent's Warrants or shares of common stock previously issued upon the exercise thereof, the opportunity to register or qualify for public offering the Placement Agent's Warrants and shares of common stock

underlying the Placement Agent's Warrants or the shares so issued. This paragraph is not applicable to a Registration Statement filed with the Securities and Exchange Commission on Forms S-4 or S-8 or any other inappropriate forms; nor does it apply to the public offering contemplated in the Memorandum with regard to the registration of the Warrant Shares.

In addition to the rights above provided, the Placement Agent's Warrant will be subject to the Registration Rights Agreement that is Exhibit B of the Memorandum.

12.03. Other Provisions. The Placement Agent's Warrant shall also contain customary anti-dilution provisions and a cashless exercise provision.

SECTION 13
Notice

Except as otherwise expressly provided in this Agreement:

13.01. Notice to Company. Whenever notice is required by the provisions of this Agreement to be given to the Company, such notice shall be in writing addressed to the Company as provided below:

> Daybreak Oil and Gas, Inc.
> 601 W. Main Ave., Suite 1017
> Spokane, Washington 99201
> Attn: President

13.02. Notice to Placement Agent. Whenever notice is required by the provisions of this Agreement to be given to the Placement Agent, such notice shall be given in writing addressed to the Placement Agent as follows:

> Bathgate Capital Partners LLC
> 5350 S. Roslyn Street, Suite 400
> Greenwood Village, CO 80111
> Attn: Vicki D. E. Barone, Senior Managing Partners

SECTION 14
Miscellaneous

14.01. Benefits. This Agreement is made solely for the benefit of the Placement Agent, the Company, their respective agents, officers, directors, managers, members, representatives, guarantors, sureties and any controlling person referred to in Section 15 of the Act or Section 20 of the Securities Exchange Act of 1934, and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. The term "successor" or the term "successors and assigns" as used in this Agreement shall not include any purchasers, as such, of any of the Units.

14.02. Survival. The respective indemnities, agreements, representations, warranties, covenants and other statements of the Company or the Company's officers, as set forth in or made pursuant to this Agreement and the indemnity agreements of the Company and the Placement Agent contained in Section 7 hereof shall survive and remain in full force and effect, regardless of (i) any investigation made by or on behalf of the Company or the Placement Agent or any affiliated persons thereof or any controlling person

of the Company or of the Placement Agent, (ii) delivery of or payment for the Units and (iii) the Closing Date, and any successor of the Company, the Placement Agent and Selected Dealers, or any controlling person, or other person indemnified by section 7, as the case may be, shall be entitled to the benefits hereof.

14.03. <u>Governing Law</u>. The laws of the State of Colorado hereof will govern the validity, interpretation and construction of this Agreement and of each part. The parties agree that any dispute that arises between them relating to this Agreement or otherwise shall be submitted for resolution in conformity with the Securities Arbitration Rules of the American Arbitration Association. The parties agree that the situs of an arbitration hearing before the arbitrators shall be in Denver, Colorado, and each party shall request such situs.

14.04. <u>Counterparts</u>. This Agreement may be executed in any number of counterparts, each of which will constitute an original.

Please confirm that the foregoing correctly sets forth the Agreement between you and the Placement Agent.

Very truly yours,

BATHGATE CAPITAL PARTNERS LLC

By_____
Vicki D. E. Barone, Senior Managing Partner

We hereby confirm as of the date hereof that the above letter sets forth the Agreement between the Placement Agent and us.

DAYBREAK OIL AND GAS, INC.

_____   By _____
Date   Robert N. Martin, President

EXHIBIT 10.ii

BROKER'S NAME: _____

**IMPORTANT: PLEASE READ CAREFULLY BEFORE SIGNING.
SIGNIFICANT REPRESENTATIONS ARE CALLED FOR HEREIN.**

SUBSCRIPTION AGREEMENT
and
LETTER OF INVESTMENT INTENT

Daybreak Oil and Gas, Inc.
601 W. Main Ave., Suite 1017
Spokane, WA 99201-0613

Gentlemen:

The undersigned (the "Subscriber") hereby tenders this subscription for the purchase of units ("Units" or the "Securities") consisting of shares of common stock ("Shares") of Daybreak Oil and Gas, Inc. (the "Company") and warrants to purchase Shares. The Units are described in the Company's Private Placement Memorandum dated March 2, 2006 (the "Memorandum"). The Subscriber understands that a subscription for the Securities may be rejected for any reason and that, in the event that this subscription is rejected, the funds delivered herewith will be promptly returned, without interest thereon or deduction therefrom. By execution below, the Subscriber acknowledges that the Company is relying upon the accuracy and completeness of the representations contained herein in complying with their obligations under applicable securities laws.

1.   Subscription Commitment. The Subscriber acknowledges that the minimum subscription is $24,000. The Subscriber hereby subscribes for the purchase of the number of Securities specified below and, as full payment therefor, agrees to pay in cash, the amount set forth below by check made payable to "Daybreak Oil and Gas Escrow Account," or by wire transfer to the escrow account of the Company.

_____   At $1.50 per Unit for
Number of Units   an aggregate of $ _____

The Subscriber understands that this subscription is not binding on the Company until accepted by the Company, which acceptance is at the discretion of the Company and is to be evidenced by the Company's execution of this Subscription Agreement where indicated. If the subscription is rejected, or if the Minimum Offering of 1,000,000 Units ($1,500,000) is not achieved within the offering period set forth in the Memorandum (the "Offering Period"), the Company shall return to the Subscriber, without interest or deduction, any payment tendered by the Subscriber, and the Company and the Subscriber shall have no further obligation to each other hereunder. Unless and until rejected by the Company, or the Minimum Offering is not achieved within the Offering Period, this subscription shall be irrevocable by the Subscriber. The Subscriber understands that the Company may, in the event that the offering to which the Memorandum relates is oversubscribed, reduce this subscription in any amount and to any extent, whether or not pro rata reductions are made of any other investor's subscription.

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2.   Representations and Warranties. In order to induce the Company to accept this subscription, the Subscriber hereby represents and warrants to, and covenants with, the Company as follows:

(a)   The Subscriber has received and had the opportunity to review the Memorandum and has been given access to full and complete information regarding the Company and has utilized such access to the Subscriber's satisfaction for the purpose of obtaining such information regarding the Company as the Subscriber has reasonably requested; and, particularly, the Subscriber has been given reasonable opportunity to ask questions of, and receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and to obtain any additional information, to the extent reasonably available;

(b)   Except for the Memorandum, the Subscriber has not been furnished with any other materials or literature relating to the offer and sale of the Securities; except as set forth in the Memorandum, no representations or warranties have been made to the Subscriber by the Company, any selling agent of the Company, or any agent, employee, or affiliate of the Company or such selling agent.

(c)   The Subscriber believes that an investment in the securities is suitable for the Subscriber based upon the Subscriber investment objectives and financial needs. The Subscriber (i) has adequate means for providing for the Subscriber's current financial needs and personal contingencies; (ii) has no need for liquidity in this investment; (iii) at the present time, can afford a complete loss of such investment; and (iv) does not have an overall commitment to investments which are not readily marketable that is disproportionate to the Subscriber's net worth, and the Subscriber's investment in the Securities will not cause such overall commitment to become excessive.

(d)   The Subscriber, in reaching a decision to subscribe, has such knowledge and experience in financial and business matters that the Subscriber is capable of reading and interpreting financial statements and evaluating the merits and risk of an investment in the Securities and has the net worth to undertake such risks.

(e)   The Subscriber was not offered or sold the Securities, directly or indirectly, by means of any form of general advertising or general solicitation, including, but not limited to, the following: (1) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar medium of or broadcast over television or radio; or (2) to the knowledge of the undersigned, any seminar or meeting whose attendees had been invited by any general solicitation or general advertising.

(f)   The Subscriber has obtained, to the extent the Subscriber deems necessary, the Subscriber's own personal professional advice with respect to the risks inherent in the investment in the securities, and the suitability of an investment in the Securities in light of the Subscriber's financial condition and investment needs;

(g)   The Subscriber recognizes that the Securities as an investment involves a high degree of risk, including those set forth under the caption "Risk Factors" in the Executive Summary.

(h)   The information contained in this agreement is true, complete and correct in all material respects as of the date hereof; the Subscriber understands that the Company's determination that the exemption from the registration provisions of the Securities Act of 1933, as amended (the "Act"), which is based upon non-public offerings and applicable to the offer and sale of the Securities, is based, in part, upon the representations, warranties, and agreements made by the Subscriber herein; and the Subscriber consents to the disclosure of any such information, and any other information furnished to the Company,

to any governmental authority, self-regulatory organization, or, to the extent required by law, to any other person.

        (i)   The Subscriber realizes that (i) the purchase of the Securities is a long-term investment; (ii) the purchaser of the Securities must bear the economic risk of investment for an indefinite period of time because the Securities have not been registered under the Securities Act of 1933 or under the securities laws of any state and, therefore, the Securities cannot be resold unless they are subsequently registered under said laws or exemptions from such registrations are available; (iii) there is presently no public market for the Securities and the Subscriber may be unable to liquidate the Subscriber's investment in the event of an emergency, or pledge the Securities as collateral for a loan; and (iv) the transferability of the Securities is restricted and (A) requires conformity with the restrictions contained in paragraph 2 below and (B) legends will be placed on the certificate(s) representing the Securities referring to the applicable restrictions on transferability; and

        (j)   The Subscriber certifies, under penalties of perjury, that the Subscriber is NOT subject to the backup withholding provisions of Section 3406(a)(i)(C) of the Internal Revenue Code.

        (k)   Stop transfer instructions will be placed with the transfer agent for the Securities, and a legend may be placed on any certificate representing the Securities substantially to the following effect:

> THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), IN RELIANCE UPON THE EXEMPTIONS FROM REGISTRATION PROVIDED IN THE ACT AND REGULATION D UNDER THE ACT. AS SUCH, THE PURCHASE OF THIS SECURITY WAS NECESSARILY WITH THE INTENT OF INVESTMENT AND NOT WITH A VIEW FOR DISTRIBUTION. THEREFORE, ANY SUBSEQUENT TRANSFER OF THIS SECURITY OR ANY INTEREST THEREIN WILL BE UNLAWFUL UNLESS IT IS REGISTERED UNDER THE ACT OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE. FURTHERMORE, IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THIS SECURITY OR ANY INTEREST THEREIN, WITHOUT THE OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY THAT THE PROPOSED TRANSFER OR SALE DOES NOT AFFECT THE EXEMPTIONS RELIED UPON BY THE COMPANY IN ORIGINALLY DISTRIBUTING THE SECURITY AND THAT REGISTRATION IS NOT REQUIRED.

        3.   <u>Restricted Nature of the Securities</u>. The Subscriber has been advised and understands that (a) the Securities have not been registered under the Securities Act of 1933 or applicable state securities laws and that the securities are being offered and sold pursuant to exemptions from such laws; (b) the Memorandum may not have been filed with or reviewed by certain state securities administrators because of the limited nature of the offering; (c) the Company is under no obligation to register the Securities under the Act or any state securities laws, or to take any action to make any exemption from any such registration provisions available. The Subscriber represents and warrants that the Securities are being purchased for the Subscriber's own account and for investment purposes only, and without the intention of reselling or redistributing the same; the Subscriber has made no agreement with others regarding any of the Securities; and the Subscriber's financial condition is such that it is not likely that it will be necessary to dispose of any of such Securities in the foreseeable future. The Subscriber is aware that, in the view of the Securities and Exchange Commission, a purchase of such securities with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market value, or any change in the condition of the Company, or in connection with a contemplated liquidation settlement of any loan

obtained for the acquisition of such securities and for which such securities were pledged, would represent an intent inconsistent with the representations set forth above. The Subscriber further represents and agrees that if, contrary to the foregoing intentions, the Subscriber should later desire to dispose of or transfer any of such securities in any manner, the Subscriber shall not do so unless and until (i) said Securities shall have first been registered under the Act and all applicable securities laws; or (ii) the Subscriber shall have first delivered to the Company a written notice declaring such holder's intention to effect such transfer and describe in sufficient detail the manner and circumstances of the proposed transfer, which notice shall be accompanied either by a written opinion of legal counsel who shall be reasonably satisfactory to the Company, which opinion shall be addressed to the Company and reasonably satisfactory in form and substance to the Company's counsel, to the effect that the proposed sale or transfer is exempt from the registration provisions of the Act and all applicable state securities laws, or by a "no action" letter from the Securities and Exchange Commission to the effect that the transfer of the Securities without registration will not result in recommendation by the staff of the Commission that action be taken with respect thereto.

4.   Residence. The Subscriber represents and warrants that the Subscriber is a bona fide resident of, is domiciled in and received the offer and made the decision to invest in the Securities in the state set forth on the signature page hereof, and the Securities are being purchased by the Subscriber in the Subscriber's name solely for the Subscriber's own beneficial interest and not as nominee for, or on behalf of, or for the beneficial interest of, or with the intention to transfer to, any other person, trust or organization, except as specifically set forth in paragraph 15 of this Subscription Agreement and Letter of Investment Intent.

5.   Investor Qualification. The Subscriber represents and warrants that the Subscriber or the purchaser of the Securities named in paragraph 15 comes within at least one category marked below, and that for any category marked the Subscriber has truthfully set forth the factual basis or reason the Subscriber comes within that category. ALL INFORMATION IN RESPONSE TO THIS PARAGRAPH WILL BE KEPT STRICTLY CONFIDENTIAL.   The Subscriber agrees to furnish any additional information which the Company deems necessary in order to verify the answers set forth below.

Category I _____   The Subscriber is an individual (not a partnership, corporation, etc.) whose individual net worth, or joint net worth with the Subscriber's spouse, presently exceeds $1,000,000.

Explanation. In calculation of net worth the Subscriber may include equity in personal property and real estate, including the Subscriber's principal residence, cash, short term investments, stocks and securities. Equity in personal property and real estate should be based on the fair market value of such property less debt secured by such property.

Category II _____   The Subscriber is an individual (not a partnership, corporation, etc.) who had an individual net income in excess of $200,000 in each of the last two years, or joint income with his/her spouse in excess of $300,000 in each of the last two years, and has a reasonable expectation of reaching the same income level in the current year.

Category III _____   The Subscriber is an executive officer or director of the Company.

Category IV _____   The Subscriber is a bank; savings and loan; insurance company; registered broker or dealer; registered investment company; registered business development company; licensed small business investment company ("SBIC"); or employee

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benefit plan within the meaning of Title I of ERISA whose plan fiduciary is either a bank, savings and loan, insurance company or registered investment advisor or whose total assets exceed $5,000,000; or a self-directed employee benefit plan with investment decisions made solely by persons that are accredited investors.

_____

_____
(describe entity)

Category V _____ The Subscriber is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

_____

_____
(describe entity)

Category VI _____ The Subscriber is an entity with total assets in excess of $5,000,000 which was not formed for the purpose of investing in the Units and which is one of the following:

_____ a corporation; or

_____ a partnership; or

_____ a business trust; or

_____ a tax-exempt organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

_____

_____
(describe entity)

Category VII _____ The Subscriber is a trustee for a trust that is revocable by the grantor at any time (including an IRA) and the grantor qualifies under either Category I or Category II above. A copy of the declaration of trust or trust agreement and a representation as to the net worth or income of the grantor is enclosed.

Category VIII _____ The Subscriber is an entity all the equity owners of which are "accredited investors" within one or more of the above categories, other than Category IV or Category V. **[If relying upon this category alone, each equity owner must complete a separate copy of this Agreement.]**

_____

_____
(describe entity)

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Category IX _____ The Subscriber is a trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities, whose purchase is directed by a person who has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment.

6. Additional Representations. The undersigned, if other than an individual, makes the following additional representations:

(a) The Subscriber was not organized for the specific purpose of acquiring the Securities; and

(b) This Subscription Agreement and Letter of Investment Intent has been duly authorized by all necessary action on the part of the Subscriber, has been duly executed by an authorized officer or representative of the Subscriber, and is a legal, valid and binding obligation of the Subscriber enforceable in accordance with its terms.

7. Sophistication. The Subscriber further represents and warrants that he has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of an investment in the Securities and protecting the Subscriber's own interests in this transaction, and does not desire to utilize the services of any other person in connection with evaluating such merits and risks.

8. Reliance on Representations. The Subscriber understands the meaning and legal consequences of the representations, warranties, agreements, covenants, and confirmations set out above and agrees that the subscription made hereby may be accepted in reliance thereon. The Subscriber agrees to indemnify and hold harmless the Company and any selling agent (including for this purpose their employees, and each person who controls either of them within the meaning of Section 20 of the Securities Exchange Act of 1934, as amended) from and against any and all loss, damage, liability or expense, including reasonable costs and attorney's fees and disbursements, which the Company, or such other persons may incur by reason of, or in connection with, any representation or warranty made herein not having been true when made, any misrepresentation made by the Subscriber or any failure by the Subscriber to fulfill any of the covenants or agreements set forth herein, in the Purchaser Questionnaire or in any other document provided by the Subscriber to the Company.

9. Transferability and Assignability. Neither this Subscription Agreement nor any of the rights of the Subscriber hereunder may be transferred or assigned by the Subscriber. The Subscriber agrees that the Subscriber may not cancel, terminate, or revoke this Subscription Agreement or any agreement of the Subscriber made hereunder (except as otherwise specifically provided herein) and that this Subscription Agreement shall survive the death or disability of the Subscriber and shall be binding upon the Subscriber's heirs, executors, administrators, successors, and assigns.

10. Escrow Account. Until such time as the Minimum Units have been accepted, the cash received for the subscriptions will be held in a non-interest bearing account ("Escrow Account") in the name of the Company at AMG Guaranty Trust, NA. Subscribers may not withdraw funds from the Escrow Account, and subscriptions may not be revoked, canceled or terminated by the subscriber. Subsequent to acceptance by the Company of subscriptions for at least 1,000,000 Units (the "Minimum Units"), the Escrow Account will be terminated, and additional Offering proceeds relating to accepted subscriptions may be utilized by the Company immediately upon acceptance by the Company. If the Minimum Units are not sold prior to the expiration of the Offering Period, the Offering will terminate and

the Company will withdraw the Offering, whereupon each Subscriber will receive a refund of any subscription paid, without deduction. Upon such termination of the Offering by the Company, the Subscriber's subscription will be automatically canceled and the undersigned will have no further rights or obligations under this Agreement, and the Company and the Placement Agent shall have no liability or other obligation to the Subscriber.

11.   NASD Membership - Individual Investor. Are you a member of the NASD,[1] a person associated with a member[2] of the NASD, or an affiliate of a member?

Yes _____   No _____

If "Yes," please list any members of the NASD with whom you are associated or affiliated.

_____

NASD Membership - Corporate Investor. If you are a corporation, are any of your officers, directors or 5% shareholders a member of the NASD, a person associated with a member of the NASD, or an affiliate of a member?

Yes _____   No _____

If "Yes," please list the name of the respective officer, director or 5% shareholder and any members of the NASD with whom they are associated or affiliated.

_____

_____

12.   Survival. The representations and warranties of the Subscriber set forth herein shall survive the sale of the Units pursuant to this Subscription Agreement.

_____

_____

[1] The NASD defines a "member" as being either any broker or dealer admitted to membership in the NASD or any officer or partner of such a member, or the executive representative of such a member or the substitute for such representative.

[2] The NASD defines a "person associated with a member" as being every sole proprietor, general or limited partner, officer, director or branch manager or such member, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by such member (for example, any employee), whether or not any such person is registered or exempt from registration without the NASD. Thus, "person associated with a member" includes a sole proprietor, general or limited partner, officer, director or branch manager or an organization of any kind (whether a corporation, partnership or other business entity) which itself is a "member" or a "person associated with a member." In addition, an organization of any kind is a "person associated with a member" if its sole proprietor or anyone of its general or limited partners, officers, director or branch managers is a "member" or "person associated with a member."

Daybreak Oil and Gas, Inc.
Subscription Agreement

13.   Notices. All notices or other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or mailed by certified or registered mail, return receipt requested, postage prepaid, as follows: if to the Subscriber, to the address set forth below; and if to the Company to the address at the beginning of this letter, or to such other address as the Company or the Subscriber shall have designated to the other by like notice.

14.   (Applicable to **FLORIDA** residents only.) The Subscriber has been informed and recognizes that (a) the Units have not been registered under the Florida Securities Act, and (b) under Section 517.061(12) of the Florida Securities Act, the Subscriber may void the sale of any Securities within three (3) days after the tender of this Subscription Agreement and payment hereunder to the Company.

15.   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

IN NO EVENT WILL THE COMPANY, THE PLACEMENT AGENT, OR ANY OF THEIR AFFILIATES OR THE PROFESSIONAL ADVISORS ENGAGED BY THEM BE LIABLE IF FOR ANY REASON RESULTS OF OPERATIONS OF THE COMPANY ARE NOT AS PROJECTED IN THE DOCUMENTS. INVESTORS MUST LOOK SOLELY TO, AND RELY ON, THEIR OWN ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF INVESTING IN THE SECURITIES.

16.   Title. Manner in Which Title is To Be Held.

Place an "X" in one space below:

(a) _____   Individual Ownership
(b) _____   Community Property
(c) _____   Joint Tenant with Right of Survivorship (both parties must sign)
(d) _____   Partnership
(e) _____   Tenants in Common
(f) _____   Corporation
(g) _____   Trust
(h) _____   Other (Describe):

_____

_____

_____
    Please print above the exact name(s) in which the Securities are to be held.

17.   State of Residence. My state of residence and the state in which I received the offer to invest and made the decision to invest in the Securities is _____.

18.   Date of Birth. My date of birth is: _____

SIGNATURE PAGE ON NEXT PAGE

Daybreak Oil and Gas, Inc.
Subscription Agreement

SIGNATURES

The Subscriber hereby represents he has read this entire Subscription Agreement and the Memorandum dated _____, 2006.

Dated: _____

INDIVIDUAL

Address to Which Correspondence
Should be Directed

_____   _____

Signature (Individual)

                                     _____

_____   _____

Signature (All record holders should sign)   City, State and Zip Code

_____   _____

Name(s) Typed or Printed   Tax Identification or Social Security Number

_____   (_____)_____
                                     Telephone Number

COPY OF DRIVER'S LICENSE OR PASSAPORT REQUIRED IF NON-BCP CUSTOMER

CORPORATION, PARTNERSHIP, TRUST, RETIREMENT ACCOUNT OR OTHER ENTITY

_____	_____
Name of Entity	Address to Which Correspondence Should be Directed
	_____
By: _____	_____
*Signature	City, State and Zip Code
Its: _____	_____
Title	Tax Identification or Social Security Number
_____	(_____)_____
Name Typed or Printed	Telephone Number

*If Securities are being subscribed for by an entity, the Certificate of Signatory must also be completed.

CERTIFICATE OF SIGNATORY

To be completed if Securities are being subscribed for by an entity.

     I, _____, am the _____ of

_____(the "Entity").

     I certify that I am empowered and duly authorized by the Entity to execute and carry out the terms of the Subscription Agreement and Letter of Investment Intent and to purchase and hold the Securities, and certify that the Subscription Agreement and Letter of Investment Intent has been duly and validly executed on behalf of the Entity and constitutes a legal and binding obligation of the Entity.

     IN WITNESS WHEREOF, I have hereto set may hand this _____ day of _____, 2006.

_____
Signature

<u>COPY OF SIGNER'S DRIVER'S LICENSE OR PASSAPORT REQUIRED FOR NON-BCP CUSTOMERS</u>

Daybreak Oil and Gas, Inc.
Subscription Agreement

ACCEPTANCE

This Subscription Agreement is accepted as of _____, 2006.

Daybreak Oil and Gas, Inc.

By: _____
                    Authorized Officer

Date: _____

EXHIBIT 10.iii

This Warrant and the underlying shares of Common Stock represented by this Certificate have not been registered under the Securities Act of 1933 (the "Act"), and are "restricted securities" as that term is defined in Rule 144 under the Act. The securities may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act, or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company.

Warrant No.2006-

WARRANT TO PURCHASE SHARES OF COMMON STOCK

Warrant to Purchase _____ Shares
(subject to adjustment as set forth herein)

Exercise Price $1.50 Per Share
(subject to adjustment as set forth herein)

VOID AFTER 3:00 P.M., PACIFIC TIME, ON ____, 2011

THIS CERTIFIES THAT [INVESTOR'S NAME], [INVESTOR'S ADDRESS] is entitled to purchase from Daybreak Oil and Gas, Inc., a Washington corporation (hereinafter called the "Company") with its principal office located at 601 West Main Street, Suite 1017, Spokane, Washington 99201, at any time after the issuance of this warrant, but before 3:00 P.M., Pacific Time, on ___, 2011 (the "Termination Date"), at the purchase price of $2.00 per share (the "Exercise Price"), the number of shares (the "Shares") of the Company's Common Stock (the "Common Stock") set forth above. The number of Shares purchasable upon exercise of this Warrant and the Exercise Price per Share shall be subject to adjustment from time to time as set forth in Section 4 below.

Section 1.   Definitions.

The following terms used in this agreement shall have the following meanings (unless otherwise expressly provided herein):

The "Act."   The Securities Act of 1933, as amended.

The "Commission." The Securities and Exchange Commission.

The "Company." Daybreak Oil and Gas, Inc.

"Common Stock." The Company's Common Stock.

"Current Market Price." The Current Market Price shall be determined as follows:

(a) if the security at issue is listed on a national securities exchange or admitted to unlisted trading privileges on such an exchange or quoted on either the National Market System or the Small Cap Market of the automated quotation service operated by The Nasdaq Stock Market, Inc. ("Nasdaq"), the current value shall be the last reported sale price of that security on such exchange or system on the day for which the Current Market Price is to be determined or, if no such sale is made on such day, the average of the highest closing bid and lowest asked price for such day on such exchange or system; or

(b) if the security at issue is not so listed or quoted or admitted to unlisted trading privileges, the Current Market Value shall be the average of the last reported highest bid and lowest asked prices quoted on the Nasdaq Electronic Bulletin Board, or, if not so quoted, then by the National Quotation Bureau, Inc. on the last business day prior to the day for which the Current Market Price is to be determined; or

1

(c) if the security at issue is not so listed or quoted or admitted to unlisted trading privileges and bid and asked prices are not reported, the current market value shall be determined in such reasonable manner as may be prescribed from time to time by the Board of Directors of the Company, subject to the objection and arbitration procedure as described in Section 7 below.

"Expiration Date." ____, 2011.

"Holder " or "Warrantholder." The person to whom this Warrant is issued, and any valid transferee thereof pursuant to Section 3.1 below.

"NASD." The National Association of Securities Dealers, Inc.

"Nasdaq." The automated quotation system operated by the Nasdaq Stock Market, Inc.

"Termination of Business." Any sale, lease or exchange of all, or substantially all, of the Company's assets or business or any dissolution, liquidation or winding up of the Company.

"Warrants." The warrants issued in accordance with the terms of this Agreement and any Warrants issued in substitution for or replacement of such warrants, including those evidenced by a certificate or certificates originally issued or issued upon division, exchange, substitution or transfer pursuant to this Agreement.

"Warrant Securities." The Common Stock purchasable upon exercise of a Warrant including the Common Stock underlying unexercised portions of a Warrant.

Section 2.   Term of Warrants; Exercise of Warrant.

2.1.   *Exercise of Warrant.* Subject to the terms of this Agreement, the Holder shall have the right, at any time prior to 5:00 p.m., Spokane Time, on the Expiration Date, to purchase from the Company up to the number of fully paid and nonassessable Shares to which the Holder may at the time be entitled to purchase pursuant to this Agreement, upon surrender to the Company, at its principal office, of the Warrant to be exercised, together with the purchase form attached hereto as Exhibit 1. duly filled in and signed, and upon payment to the Company of the Exercise Price for the number of Shares in respect of which such Warrants are then exercised, but in no event for less than 100 Shares (unless fewer than an aggregate of 100 shares are then purchasable under all outstanding Warrants held by a Holder).

2.2.   *Exercise Price.* The exercise price ("Exercise Price) is $2.00 per Share, as modified in accordance with Section 4, below.

2.3.   *Issuance of Shares.* Upon such surrender of the Warrants and payment of such Exercise Price as aforesaid, the Company shall issue and cause to be delivered with all reasonable dispatch to or upon the written order of the Holder and in such name or names as the Holder may designate, a certificate or certificates for the number of full Shares so purchased upon the exercise of the Warrant, together with cash, as provided in Section 13 hereof, in respect of any fractional Shares otherwise issuable upon such surrender.

2.4.   Upon receipt of the Warrant by the company as described in Sections 2.1. above, the Holder shall be deemed to be the holder of record of the Shares issuable upon such exercise, notwithstanding that the transfer books of the Company may then be closed or that certificates representing such Shares may not have been prepared or actually delivered to the Holder.

Section 3.   Transferability and Form of Warrant

3.1.   *Limitation on Transfer.*   Any assignment or transfer of a Warrant shall be made by the presentation and surrender of the Warrant to the Company at its principal office or the office of its transfer agent, if any, accompanied by a duly executed Assignment Form. Upon the presentation and surrender of these items to the Company, the Company, at its sole expense, shall execute and deliver to the new Holder or Holders a new Warrant or Warrants, in the name of the new Holder or Holders as named in the Assignment Form, and the Warrant presented or surrendered shall at that time be canceled.

3.2.   *Exchange of Certificate.*   Any Warrant may be exchanged for another certificate or certificates entitling the Warrantholder to purchase a like aggregate number of Shares as the certificate or certificates surrendered then entitled such Warrantholder to purchase. Any Warrantholder desiring to exchange a Warrant shall make such request in writing delivered to the Company, and shall surrender, properly endorsed, with signatures guaranteed, the certificate evidencing the Warrant to be so exchanged. Thereupon, the Company shall execute and deliver to the person entitled thereto a new Warrant as so requested.

3.3.   *Mutilated, Lost, Stolen, or Destroyed Certificate*.   In case the certificate or certificates evidencing the Warrants shall be mutilated, lost, stolen or destroyed, the Company shall, at the request of the Warrantholder, issue and deliver in exchange and substitution for and upon cancellation of the mutilated certificate or certificates, or in lieu of and substitution for the certificate or certificates lost, stolen or destroyed, a new Warrant or certificates of like tenor and representing an equivalent right or interest, but only upon receipt of evidence satisfactory to the Company of such loss, theft or destruction of such Warrant and a bond of indemnity, if requested, also satisfactory in form and amount, at the applicant's cost. Applicants for such substitute Warrant shall also comply with such other reasonable regulations and pay such other reasonable charges as the Company may prescribe.

Section 4.   **Adjustment of Number of Shares.**

The number and kind of securities purchasable upon the exercise of the Warrants and the Warrant Price shall be subject to adjustment from time to time upon the happening of certain events, as follows:

4.1.   A*djustments*.   The number of Shares purchasable upon the exercise of the Warrants shall be subject to adjustments as follows:

(a) In case the Company shall (i) pay a dividend in Common Stock or make a distribution to its stockholders in Common Stock, (ii) subdivide its outstanding Common Stock, (iii) combine its outstanding Common Stock into a smaller number of shares of Common Stock, or (iv) issue by classification of its Common Stock other securities of the Company, the number of Shares purchasable upon exercise of the Warrants immediately prior thereto shall be adjusted so that the Warrantholder shall be entitled to receive the kind and number of Shares or other securities of the Company which it would have owned or would have been entitled to receive immediately after the happening of any of the events described above, had the Warrants been exercised immediately prior to the happening of such event or any record date with respect thereto. Any adjustment made pursuant to this subsection 4.1.(a) shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

(b) In case the Company shall issue rights, options, warrants, or convertible securities to all or substantially all holders of its Common Stock, without any charge to such holders, entitling them to subscribe for or purchase Common Stock at a price per share which is lower at the record date mentioned below than the then Current Market Price, the number of Shares thereafter purchasable upon the exercise of each Warrant shall be determined by multiplying the number of Shares theretofore purchasable upon exercise of the Warrants by a fraction, of which the numerator shall be the number of shares of Common Stock outstanding immediately prior to the issuance of such rights, options, warrants or convertible securities plus the number of additional shares of Common Stock offered for subscription or purchase, and of which the denominator shall be the number of shares of Common Stock outstanding immediately prior to the issuance of such rights, options, warrants, or convertible securities plus the number of shares which the aggregate offering price of the total number of shares offered would purchase at such Current Market Price. Such adjustment shall be made whenever such rights, options, warrants, or convertible securities are issued, and shall become effective immediately and retroactively to the record date for the determination of stockholders entitled to receive such rights, options, warrants, or convertible securities.

(c)   In case the Company shall distribute to all or substantially all holders of its Common Stock evidences of its indebtedness or assets (excluding cash dividends or distributions out of earnings) or rights, options, warrants, or convertible securities containing the right to subscribe for or purchase Common Stock (excluding those referred to in subsection 4.1(b) above), then in each case the number of Shares thereafter purchasable upon the exercise of the Warrants shall be determined by multiplying the number of Shares theretofore purchasable upon exercise of the Warrants by a fraction, of which the numerator shall be the then Current Market Price on the date of such distribution, and of which the denominator shall be such Current Market Price on such date minus the then fair value (determined as provided in subparagraph (e) below) of the portion of the assets or evidences of indebtedness so distributed or of such subscription rights, options, warrants, or convertible securities applicable to one share. Such adjustment shall be made whenever any such distribution is made and shall become effective on the date of distribution retroactive to the record date for the determination of stockholders entitled to receive such distribution.

(d)   No adjustment in the number of Shares purchasable pursuant to the Warrants shall be required unless such adjustment would require an increase or decrease of at least one percent in the number of Shares then purchasable upon the exercise of the Warrants or, if the Warrants are not then exercisable, the number of Shares purchasable upon the exercise of the Warrants on the first date thereafter that the Warrants become exercisable; provided, however, that any adjustments which by reason of this subsection (4.1(d)) are not required to be made immediately shall be carried forward and taken into account in any subsequent adjustment.

(e)   Whenever the number of Shares purchasable upon the exercise of the Warrant is adjusted, as herein provided, the Exercise Price payable upon exercise of the Warrant shall be adjusted by multiplying such Exercise Price immediately prior to such adjustment by a fraction, of which the numerator shall be the number of Warrant Shares purchasable upon the exercise of the Warrant immediately prior to such adjustment, and of which the denominator shall be the number of Warrant Shares so purchasable immediately thereafter.

(f)   Whenever the number of Shares purchasable upon exercise of the Warrants is adjusted as herein provided, the Company shall cause to be promptly mailed to the Warrantholder by first class mail, postage prepaid, notice of such adjustment and a certificate of the chief financial officer of the Company setting forth the number of Shares purchasable upon the exercise of the Warrants after such adjustment, a brief statement of the facts requiring such adjustment and the computation by which such adjustment was made.

(g)   For the purpose of this Section 4.1, the term "Common Stock" shall mean (i) the class of stock designated as the Common Stock of the Company at the date of this Agreement, or (ii) any other class of stock resulting from successive changes or reclassifications of such Common Stock consisting solely of changes in par value, or from par value to no par value, or from no par value to par value. In the event that at any time, as a result of an adjustment made pursuant to this Section 4, the Warrantholder shall become entitled to purchase any securities of the Company other than Common Stock, (y) if the Warrantholder's right to purchase is on any other basis than that available to all holders of the Company's Common Stock, the Company shall obtain an opinion of an independent investment banking firm valuing such other securities and (z) thereafter the number of such other securities so purchasable upon exercise of the Warrants shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Shares contained in this Section 4.

(h)   Upon the expiration of any rights, options, warrants, or conversion privileges, if such shall have not been exercised, the number of Shares purchasable upon exercise of the Warrants, to the extent the Warrants have not then been exercised, shall, upon such expiration, be readjusted and shall thereafter be such as they would have been had they been originally adjusted (or had the original adjustment not been required, as the case may be) on the basis of (i) the fact that the only shares of Common Stock so issued were the shares of Common Stock, if any, actually issued or sold upon the exercise of such rights, options, warrants, or conversion privileges, and (ii) the fact that such shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise plus the consideration, if

any, actually received by the Company for the issuance, sale or grant of all such rights, options, warrants, or conversion privileges whether or not exercised; provided, however, that no such readjustment shall have the effect of decreasing the number of Shares purchasable upon exercise of the Warrants by an amount in excess of the amount of the adjustment initially made in respect of the issuance, sale, or grant of such rights, options, warrants, or conversion rights.

4.2. *No Adjustment for Dividends.* Except as provided in Section 4.1, no adjustment in respect of any dividends or distributions out of earnings shall be made during the term of the Warrants or upon the exercise of the Warrants.

4.3. *No Adjustment in Certain Cases.* No adjustments shall be made pursuant to Section 4 hereof in connection with the issuance of the Common Stock upon exercise of the Warrants. No adjustments shall be made pursuant to Section 4 hereof in connection with grant or exercise of presently authorized or outstanding options to purchase, or the issuance of shares of Common Stock under the Company's director or employee benefit plan.

4.4. *Preservation of Purchase Rights upon Reclassification, Consolidation, etc.* In case of any consolidation of the Company with or merger of the Company into another corporation, or in case of any sale or conveyance to another corporation of the property, assets, or business of the Company as an entirety or substantially as an entirety, the Company or such successor or purchasing corporation, as the case may be, shall execute with the Warrantholder an agreement that the Warrantholder shall have the right thereafter upon payment of the Exercise Price in effect immediately prior to such action to purchase, upon exercise of the Warrants, the kind and amount of shares and other securities and property which it would have owned or have been entitled to receive after the happening of such consolidation, merger, sale, or conveyance had the Warrants been exercised immediately prior to such action. In the event of a merger described in Section 368(a)(2)(E) of the Internal Revenue Code of 1986, in which the Company is the surviving corporation, the right to purchase Shares under the Warrants shall terminate on the date of such merger and thereupon the Warrants shall become null and void, but only if the controlling corporation shall agree to substitute for the Warrants, its warrants which entitle the holder thereof to purchase upon their exercise the kind and amount of shares and other securities and property which it would have owned or been entitled to receive had the Warrants been exercised immediately prior to such merger. Any such agreements referred to in this Section 4.4 shall provide for adjustments, which shall be as nearly equivalent as may be practicable to the adjustments provided for in Section 4 hereof. The provisions of this Section (4.4) shall similarly apply to successive consolidations, mergers, sales, or conveyances.

4.5. *Par Value of Shares of Common Stock.* Before taking any action which would cause an adjustment effectively reducing the portion of the Exercise Price allocable to each Share below the par value per share of the Common Stock issuable upon exercise of the Warrants, the Company will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable Common Stock upon exercise of the Warrants.

4.6. *Independent Public Accountant*s. The Company may retain a firm of independent public accountants of recognized national standing (which may be any such firm regularly employed by the Company) to make any computation required under this Section 4, and a certificate signed by such firm shall be conclusive evidence of the correctness of any computation made under this Section 4.

4.7. *Statement on Warrants.* Irrespective of any adjustments in the number of securities issuable upon exercise of the Warrants, Warrants theretofore or thereafter issued may continue to express the same number of securities as are stated in the similar Warrants initially issuable pursuant to this Agreement. However, the Company may, at any time in its sole discretion (which shall be conclusive), make any change in the form of Warrant that it may deem appropriate and that does not affect the substance thereof; and any Warrant thereafter issued, whether upon registration of transfer of, or in exchange or substitution for, an outstanding Warrant, may be in the form so changed.

4.8. *Treasury Stock.* For purposes of this Section 4, shares of Common Stock owned or held at any relevant time by, or for the account of, the Company, in its treasury or otherwise, shall not be deemed to be outstanding for purposes of the calculations and adjustments described.

Section 5   **Payment of Exercise Price**

The payment of the Exercise Price shall be made in cash or by check or any combination thereof. Warrant holders may also make payment of the Exercise Price by Warrant conversion. Warrant holders wishing to pay all or any part of the Exercise Price by Warrant conversion should contact the Company for further information and the appropriate forms.

Section 6   **Redemption**

6.1   *Right to Redeem.* The Company may, at its option, redeem the Warrants in whole or in part on a pro rata basis for a redemption price of $.05 per Warrant (the "Redemption Price") on 15 days prior written notice to the Warrant Holders. The right to redeem the Warrants may be exercised by the Company only in the event (i) the average of the closing sale prices of the Company's common stock is at or above $3.00 per share for twenty (20) out of the thirty (30) trading preceding the date the Warrants are called, (ii) the Warrant Securities can be resold pursuant to an effective registration statement under the Act, (iii) the expiration of the 15 days notice period is within the Exercise Period. In the event the Company exercises its right to redeem the Warrants, the Expiration Date will be deemed to be, and the Warrants will be exercisable until the close of business on, the date fixed for redemption in such notice (the "Redemption Date"). If any Warrant called for redemption is not exercised by such time, it will cease to be exercisable and the Warrant Holder thereof will be entitled only to the Redemption Price.

6.2   *Termination of Rights.* From and after the Redemption Date, all rights of the holders of record of redeemed Warrants (except the right to receive the Redemption Price) shall terminate.

6.3   *Payment of Redemption Price.* The Company shall pay to the holders of record of redeemed Warrants all amounts to which the holders of record of such redeemed Warrants who shall have surrendered their Warrants are entitled.

Section 7.   **Notice to Holders**.

If, prior to the expiration of this Warrant either by its terms or by its exercise in full, any of the following shall occur:

(a)   the Company shall declare a dividend or authorize any other distribution on its Common Stock; or

(b) the Company shall authorize the granting to the shareholders of its Common Stock of rights to subscribe for or purchase any securities or any other similar rights; or

(c) any reclassification, reorganization or similar change of the Common Stock, or any consolidation or merger to which the Company is a party, or the sale, lease, or exchange of any significant portion of the assets of the Company; or

(d)   the voluntary or involuntary dissolution, liquidation or winding up of the Company; or

(e) any purchase, retirement or redemption by the Company of its Common Stock;

then, and in any such case, the Company shall deliver to the Holder or Holders written notice thereof at least 30 days prior to the earliest applicable date specified below with respect to which notice is to be given, which notice shall state the following:

(x) the date on which a record is to be taken for the purpose of such dividend, distribution or rights, or, if a record is not to be taken, the date as of which the shareholders of Common Stock of record to be entitled to such dividend, distribution or rights are to be determined;

(y) the date on which such reclassification, reorganization, consolidation, merger, sale, transfer, dissolution, liquidation, winding up or purchase, retirement or redemption is expected to become effective,

and the date, if any, as of which the Company's shareholders of Common Stock of record shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reclassification, reorganization, consolidation, merger, sale, transfer, dissolution, liquidation, winding up, purchase, retirement or redemption; and

(z) if any matters referred to in the foregoing clauses (x) and (y) are to be voted upon by shareholders of Common Stock, the date as of which those shareholders to be entitled to vote are to be determined.

Section 8.   **Officers' Certificate**.

Whenever the Exercise Price or the aggregate number of Warrant Securities purchasable pursuant to this Warrant shall be adjusted as required by the provisions of Section 4 above, the Company shall promptly file with its Secretary or an Assistant Secretary at its principal office, and with its transfer agent, if any, an officers' certificate executed by the Company's President and Secretary or Assistant Secretary, describing the adjustment and setting forth, in reasonable detail, the facts requiring such adjustment and the basis for and calculation of such adjustment in accordance with the provisions of this Warrant. Each such officers' certificate shall be made available to the Holder or Holders of this Warrant for inspection at all reasonable times, and the Company, after each such adjustment, shall promptly deliver a copy of the officers' certificate relating to that adjustment to the Holder or Holders of this Warrant. The officers' certificate described in this Section 8 shall be deemed to be conclusive as to the correctness of the adjustment reflected therein if, and only if, no Holder of this Warrant delivers written notice to the Company of an objection to the adjustment within 30 days after the officers' certificate is delivered to the Holder or Holders of this Warrant. The Company will make its books and records available for inspection and copying during normal business hours by the Holder so as to permit a determination as to the correctness of the adjustment. If written notice of an objection is delivered by a Holder to the Company and the parties cannot reconcile the dispute, the Holder and the Company shall submit the dispute to arbitration pursuant to the provisions of Section 20 below. Failure to prepare or provide the officers' certificate shall not modify the parties' rights hereunder.

Section 9.   **Reservation of Warrant Securities.**

There has been reserved, and the Company shall at all times keep reserved so long as the Warrants remain outstanding, out of its authorized and unissued Common Stock, such number of shares of Common Stock as shall be subject to purchase under the Warrants. Every transfer agent for the Common Stock and other securities of the Company issuable upon the exercise of the Warrants will be irrevocably authorized and directed at all times to reserve such number of authorized shares and other securities as shall be requisite for such purpose. The Company will keep a copy of this Agreement on file with every transfer agent for the Common Stock and other securities of the Company issuable upon the exercise of the Warrants. The Company will supply every such transfer agent with duly executed stock and other certificates, as appropriate, for such purpose and will provide or otherwise make available any cash which may be payable as provided in Section 14 hereof.

Section 10.   **Restrictions on Transfer; Registration Rights.**

10.1.   *Restrictions on Transfer.* The Warrantholder agrees that prior to making any disposition of the Warrants or the Shares, the Warrantholder shall give written notice to the Company describing briefly the manner in which any such proposed disposition is to be made; and no such disposition shall be made if the Company has notified the Warrantholder that in the opinion of counsel reasonably satisfactory to the Warrantholder, there is no applicable exemption from the registration requirements under the Act available for the disposition, and a registration statement or other notification or post-effective amendment thereto (hereinafter collectively a "Registration Statement") under the Act is required with respect to such disposition and no such Registration Statement has been filed by the Company with, and declared effective, if necessary, by, the Commission.

10.2.   *Registration Right.* The Warrant Securities are subject to the terms of a Registration Rights Agreement. Upon request, a copy of the Registration Rights Agreement is available, without charge, from the Company .

Section 11.   **Payment of Taxes.**

The Company will pay all documentary stamp taxes, if any, attributable to the initial issuance of the Warrants or the securities comprising the Shares; provided, however, the Company shall not be required to pay any tax which may be payable in respect of any transfer of the Warrants or the securities comprising the Shares.

Section 12.   **Transfer to Comply With the Securities Act of 1933**

This Warrant, the Warrant Securities, and all other securities issued or issuable upon exercise of this Warrant, may not be offered, sold or transferred, in whole or in part, except in compliance with the Act, and except in compliance with all applicable state securities laws. The Company may cause substantially the following legends, or their equivalents, to be set forth on each certificate representing the Warrant Securities, or any other security issued or issuable upon exercise of this Warrant, not theretofore distributed to the public or sold to underwriters, as defined by the Act, for distribution to the public pursuant to Section 8 above:

        (a)   "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, EXCHANGED, HYPOTHECATED OR TRANSFERRED IN ANY MANNER EXCEPT IN COMPLIANCE WITH THE AGREEMENT PURSUANT TO WHICH THEY WERE ISSUED."

        (b)   Any legend required by applicable state securities laws.

Any certificate issued at any time in exchange or substitution for any certificate bearing such legends (except a new certificate issued upon completion of a public distribution pursuant to a registration statement under the Securities Act of 1933, as amended (the "Act"), or the securities represented thereby) shall also bear the above legends unless, in the opinion of the Company's counsel, the securities represented thereby need no longer be subject to such restrictions.

Section 13.   **Fractional Shares**

No fractional shares or scrip representing fractional shares shall be issued upon the exercise of all or any part of this Warrant. With respect to any fraction of a share of any security called for upon any exercise of this Warrant, the Company shall pay to the Holder an amount in money equal to that fraction multiplied by the Current Market Price of that share.

Section 14.   **No Rights as Stockholder; Notices to Warrantholder.**

Nothing contained in this Agreement or in the Warrants shall be construed as conferring upon the Warrantholder or its transferees any rights as a stockholder of the Company, including the right to vote, receive dividends, consent or receive notices as a stockholder in respect to any meeting of stockholders for the election of directors of the Company or any other matter. The Company covenants, however, that for so long as this Warrant is at least partially unexercised, it will furnish any Holder of this Warrant with copies of all reports and communications furnished to the shareholders of the Company. In addition, if at any time prior to the expiration of the Warrants and prior to their exercise, any one or more of the following events shall occur:

        (a) any action which would require an adjustment pursuant to Section 4.1 (except subsections 4.1(e) and 4.1(h) or 4.4; or

        (b) a dissolution, liquidation, or winding up of the Company (other than in connection with a consolidation, merger, or sale of its property, assets, and business as an entirety or substantially as an entirety) shall be proposed:

then the Company shall give notice in writing of such event to the Warrantholder, as provided in Section 17 hereof, at least 20 days prior to the date fixed as a record date or the date of closing the transfer books for the determination of the stockholders entitled to any relevant dividend, distribution, subscription rights or other rights or for the

determination of stockholders entitled to vote on such proposed dissolution, liquidation, or winding up. Such notice shall specify such record date or the date of closing the transfer books, as the case may be. Failure to mail or receive notice or any defect therein shall not affect the validity of any action taken with respect thereto.

Section 15.   **Charges Due Upon Exercise.**

The Company shall pay any and all issue or transfer taxes, including, but not limited to, all federal or state taxes, that may be payable with respect to the transfer of this Warrant or the issue or delivery of Warrant Securities upon the exercise of this Warrant.

Section 16.   **Warrant Securities to be Fully Paid**

The Company covenants that all Warrant Securities that may be issued and delivered to a Holder of this Warrant upon the exercise of this Warrant and payment of the Exercise Price will be, upon such delivery, validly and duly issued, fully paid and nonassessable.

Section 17.   **Notices**

Any notice pursuant to this Agreement by the Company or by a Warrantholder or a holder of Shares shall be in writing and shall be deemed to have been duly given if delivered or mailed by certified mail, return receipt requested:

(i)   If to a Warrantholder or a holder of Shares, addressed to the address set forth above.

(ii)   If to the Company addressed to it at 601 W. Main Ave., Suite 1017, Spokane, Washington 99201, Attention: Secretary.

Each party may from time to time change the address to which notices to it are to be delivered or mailed hereunder by notice in accordance herewith to the other party.

Section 18.   **Merger or Consolidation of the Company.**

The Company will not merge or consolidate with or into any other corporation or sell all or substantially all of its property to another corporation, unless the provisions of Section 4.4 are complied with.

Section 19.   **Applicable Law**

This Warrant shall be governed by and construed in accordance with the laws of the State of Washington, and courts located in Spokane County, Washington shall have exclusive jurisdiction over all disputes arising hereunder.

Section 20.   **Arbitration**.

The Company and the Holder, and by receipt of this Warrant or any Warrant Securities, all subsequent Holders or holders of Warrant Securities, agree to submit all controversies, claims, disputes and matters of difference with respect to this Warrant, including, without limitation, the application of this Section 20 to arbitration in Spokane, Washington, according to the rules and practices of the American Arbitration Association from time to time in force; provided, however, that if such rules and practices conflict with the applicable procedures of Washington courts of general jurisdiction or any other provisions of Washington law then in force, those Washington rules and provisions shall govern. This agreement to arbitrate shall be specifically enforceable. Arbitration may proceed in the absence of any party if notice of the proceeding has been given to that party. The parties agree to abide by all awards rendered in any such proceeding. These awards shall be final and binding on all parties to the extent and in the manner provided by the rules of civil procedure enacted in Washington. All awards may be filed, as a basis of judgment and of the issuance of execution for its collection, with the clerk of one or more courts, state or federal, having jurisdiction over either the party against whom that award is rendered or its property. No party shall be considered in default hereunder during the pendency of arbitration proceedings relating to that default.

Section 21. **Acceptance of Terms; Successors**.

By its acceptance of this Warrant Certificate, the Holder accepts and agrees to comply with all of the terms and provisions hereof. All the covenants and provisions of this Warrant Certificate by or for the benefit of the Company or the Holder shall bind and inure to the benefit of their respective successors and assigns hereunder.

Section 22. **Miscellaneous Provisions**

(a) Subject to the terms and conditions contained herein, this Warrant shall be binding on the Company and its successors and shall inure to the benefit of the original Holder, its successors and assigns and all holders of Warrant Securities and the exercise of this Warrant in full shall not terminate the provisions of this Warrant as it relates to holders of Warrant Securities.

(b) If the Company fails to perform any of its obligations hereunder, it shall be liable to the Holder for all damages, costs and expenses resulting from the failure, including, but not limited to, all reasonable attorney's fees and disbursements.

(c) This Warrant cannot be changed or terminated or any performance or condition waived in whole or in part except by an agreement in writing signed by the party against whom enforcement of the change, termination or waiver is sought; provided, however, that any provisions hereof may be amended, waived, discharged or terminated upon the written consent of the Company and the Company.

(d) If any provision of this Warrant shall be held to be invalid, illegal or unenforceable, such provision shall be severed, enforced to the extent possible, or modified in such a way as to make it enforceable, and the invalidity, illegality or unenforceability shall not affect the remainder of this Warrant.

(e) The Company agrees to execute such further agreements, conveyances, certificates and other documents as may be reasonably requested by the Holder to effectuate the intent and provisions of this Warrant.

(f) Paragraph headings used in this Warrant are for convenience only and shall not be taken or construed to define or limit any of the terms or provisions of this Warrant. Unless otherwise provided, or unless the context shall otherwise require, the use of the singular shall include the plural and the use of any gender shall include all genders.

Dated _____

DAYBREAK OIL AND GAS, INC.

By: _____
Terrence J. Dunne, Chief Financial Officer

PURCHASE FORM

Dated _____ ,

        The undersigned hereby irrevocably elects to exercise the Warrant represented by this Warrant Certificate to the extent of purchasing _____ Shares of Daybreak Oil and Gas, Inc., and hereby tenders payment of the exercise price thereof.

INSTRUCTIONS FOR REGISTRATION OF STOCK

Name   _____
                        (please type or print in block letters)

Address _____

…….

ASSIGNMENT FORM

        FOR VALUE RECEIVED, _____ , hereby sells, assigns and transfers unto

Name   _____
                        (Please type or print in block letters)

Address _____

the right to purchase Shares of Daybreak Oil and Gas, Inc represented by this Warrant Certificate to the extent of ___ Shares as to which such right is exercisable and does hereby irrevocably constitute and appoint _____ attorney, to transfer the same on the books of the Company with full power of substitution in the premises.

Signature   _____   Dated   _____

Notice: the signature on this assignment must correspond with the name as it appears upon the face of this Warrant Certificate in every particular, without alteration or enlargement or any change whatever.

…….

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this "AGREEMENT") is made and entered into as of March ___, 2006, by and among Daybreak Oil and Gas, Inc., a ____ corporation (the "COMPANY"), and the investors signatory hereto (each a "INVESTOR" and collectively, the "INVESTORS").

This Agreement is made pursuant to Subscription Agreements between the Company and each Investor (the "SUBSCRIPTION AGREEMENT").

The Company and the Investors hereby agree as follows:

1.   Definitions. Capitalized terms used and not otherwise defined herein that are defined in the Subscription Agreement will have the meanings given such terms in the Subscription Agreement. As used in this Agreement, the following terms have the respective meanings set forth in this Section 1:

"ADDITIONAL WARRANTS" has the meaning set forth in Section 2(d).

"ADVICE" has the meaning set forth in Section 6(d).

"EFFECTIVE DATE" means the date that the Registration Statement filed pursuant to Section 2(a) or 2(b) is first declared effective by the Commission.

"EFFECTIVENESS PERIOD" has the meaning set forth in Section 2(a).

"EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

"FILING DATE" means (a) with respect to the initial Registration Statement required to be filed under Section 2(a), the 60th day following the Closing Date; and (b) with respect to any additional Registration Statements that may be required pursuant to Section 2(b), the 45th day following (x) if such Registration Statement is required because the Commission shall have notified the Company in writing that certain Registrable Securities were not eligible for inclusion on a previously filed Registration Statement, the date or time on which the Commission shall indicate as being the first date or time that such Registrable Securities may then be included in a Registration Statement, or (y) if such Registration Statement is required for a reason other than as described in (x) above, the date on which the Company first knows, or reasonably should have known, that such additional Registration Statement(s) is required; and (c) with respect to a Registration Statement required to be filed under Section 2(c), the 30th day following the date on which the Company becomes eligible to utilize Form S-3 to register the resale of Common Stock.

"HOLDER" or "HOLDERS" means the holder or holders, as the case may be, from time to time of Registrable Securities.

"INDEMNIFIED PARTY" has the meaning set forth in Section 5(c).

"INDEMNIFYING PARTY" has the meaning set forth in Section 5(c).

"LOSSES" has the meaning set forth in Section 5(a).

"OFFERING" means that private offering of shares and warrants, offered together as Units, made pursuant to the Placement Agent Agreement.

"PLACEMENT AGENT AGREEMENT" means that agreement dated February __, 2006, between the Company and Bathgate Capital Partners LLC relating to the offering of Units of the Company's securities.

"PROCEEDING" means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

"PROSPECTUS" means the prospectus included in a Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

"REGISTRABLE SECURITIES" means: (i) the Shares, (ii) the Warrant Shares, (iii) any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event, or any conversion price adjustment with respect to any of the securities referenced in (i) or (ii) above.

"REGISTRATION STATEMENT" means the initial registration statement required to be filed in accordance with Section 2(a) and any additional registration statement(s) required to be filed under Section 2(b) and 2(c), including (in each case) the Prospectus, amendments and supplements to such registration statements or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference therein.

"RULE 144" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

"RULE 415" means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

"RULE 424" means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

"SECURITIES ACT" means the Securities Act of 1933, as amended.

"SHARES" means the shares of Common Stock issued or issuable to the Investors pursuant to the Subscription Agreement.

"WARRANTS" means the Common Stock purchase warrants issued or issuable to the Investors pursuant to the Subscription Agreement and the Placement Agent Warrants issued pursuant to the Placement Agent Agreement.

"WARRANT SHARES" means the shares of Common Stock issued or issuable upon exercise of the Warrants and the Additional Warrants.

"WASHINGTON COURTS" means the state and federal courts sitting in the City and County of Spokane.

      2.   <u>Registration</u>.

      (a)   On or prior to each Filing Date, the Company shall prepare and file with the Commission a Registration Statement covering the resale of all Registrable Securities not already covered by an existing and effective Registration Statement, for an offering to be made on a continuous basis pursuant to Rule 415, on Form SB-2 (or on such other form appropriate for such purpose). Such Registration Statement shall contain (except if otherwise required pursuant to written comments received from the Commission upon a review of such Registration Statement) the "Plan of Distribution" attached hereto as Annex A. The Company shall cause such Registration Statement to be declared effective under the Securities Act as soon as possible but, in any event, no later than its Effectiveness Date, and shall use its reasonable best efforts to keep the Registration Statement continuously effective under the Securities Act until the date which is the earlier of (i) eight years after its Effective Date, (ii) such time as all of the Registrable Securities covered by such Registration Statement have been publicly sold by the Holders, or (iii) such time as all of the Registrable Securities covered by such Registration Statement may be sold by the Holders pursuant to Rule 144(k) as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Company's transfer agent and the affected Holders (the "EFFECTIVENESS PERIOD").

      (b)   If for any reason the Commission does not permit all of the Registrable Securities to be included in the Registration Statement filed pursuant to Section 2(a), or for any other reason any outstanding Registrable Securities are not then covered by an effective Registration Statement, then the Company shall prepare and file by the Filing Date for such Registration Statement, an additional Registration Statement covering the resale of all Registrable Securities not already covered by an existing and effective Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415, on Form SB-2 (or on such other form

appropriate for such purpose). Each such Registration Statement shall contain (except if otherwise required pursuant to written comments received from the Commission upon a review of such Registration Statement) the "Plan of Distribution" attached hereto as Annex A. The Company shall cause each such Registration Statement to be declared effective under the Securities Act as soon as possible but, in any event, by its Effectiveness Date, and shall use its reasonable best efforts to keep such Registration Statement continuously effective under the Securities Act during the entire Effectiveness Period.

(c)   Promptly following any date on which the Company becomes eligible to use a registration statement on Form S-3 to register the Registrable Securities for resale, the Company shall file a registration statement on Form S-3 covering the Registrable Securities (or a post-effective amendment on Form S-3 to the then effective Registration Statement) and shall cause such Registration Statement to be declared effective as soon as possible thereafter, but in any event prior to the Effectiveness Date therefor. Such Registration Statement shall contain (except if otherwise required pursuant to written comments received from the Commission upon a review of such Registration Statement) the "Plan of Distribution" attached hereto as Annex A. The Company shall cause such Registration Statement to be declared effective under the Securities Act as soon as possible but, in any event, by its Effectiveness Date, and shall use its reasonable best efforts to keep such Registration Statement continuously effective under the Securities Act during the entire Effectiveness Period.

(d)   If a Registration Statement is not filed on or prior to its Filing Date (if the Company files a Registration Statement without affording the Holders the opportunity to review and comment on the same as required by Section 3(a) hereof, the Company shall not be deemed to have satisfied this clause (i)(such failure or breach being referred to as an "EVENT" and the date on which such Event occurs, being referred to as the "EVENT DATE"), then in addition to any other rights the Holders may have hereunder or under applicable law, the Company shall issue to the holders of the Registrable Securities, as liquidated damages and not as a penalty, warrants ("ADDITIONAL WARRANTS"). The number of Additional Warrants that shall be issued to a Holder is equivalent to one Additional Warrant for every Warrant and Warrant Share owned by such Holder. The Additional Warrants will have a per share exercise price equal to the lower of (a) the average of the closing sale price of our Common Stock for twenty of the thirty Trading Days immediately preceding the date the Registration Statement should have been filed, or (b) $1.50 per share. The Additional Warrants will be exercisable for five years, and will be in the same form as the warrants issued as part of the Units in the Offering.

(e)   Each Holder agrees to furnish to the Company a completed Questionnaire in the form attached to this Agreement as Annex B (a "SELLING HOLDER QUESTIONNAIRE"). The Company shall not be required to include the Registrable Securities of a Holder in a Registration Statement and shall not be required to issue any Additional Warrants or other damages under Section 2(d) to any Holder who fails to furnish to the Company a fully completed Selling Holder Questionnaire at least two Trading Days prior to the Filing Date (subject to the requirements set forth in Section 3(a)).

3.   Registration Procedures. In connection with the Company's registration obligations hereunder, the Company shall:

(a)   Not less than four Trading Days prior to the filing of the Registration Statement or any related Prospectus or any amendment or supplement thereto, the Company shall furnish to each Holder copies of the "Selling Stockholders" section of such document, the "Plan of Distribution" and any risk factor contained in such document that addresses specifically this transaction or the Selling Stockholders, as proposed to be filed which documents will be subject to the review of such Holder. The Company shall not file a Registration Statement, any Prospectus or any amendments or supplements thereto in which the "Selling Stockholder" section thereof differs from the disclosure received from a Holder in its Selling Holder Questionnaire (as amended or supplemented).

(b)   Prepare and file with the Commission such amendments, including post-effective amendments, to each Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement continuously effective as to the applicable Registrable Securities for its Effectiveness Period and prepare and file with the Commission such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities; (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424; (iii) respond as promptly as reasonably possible to any comments received from the Commission with respect to each Registration Statement or any amendment thereto and, as promptly as reasonably possible provide the Holders true and complete copies of all correspondence from and to the Commission relating to such Registration Statement that would not result in the disclosure to the Holders of material and non-public information concerning the Company; and (iv) comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the Registration Statements and the disposition of all Registrable Securities covered by each Registration Statement.

(c)   Notify the Holders as promptly as reasonably possible (and, in the case of (i)(A) below, not less than three Trading Days prior to such filing) and (if requested by any such Person) confirm such notice in writing no later than one Trading Day following the day (i)(A) when a Prospectus or any Prospectus supplement or post-effective amendment to a Registration Statement is proposed to be filed; (B) when the Commission notifies the Company whether there will be a "review" of such Registration Statement and whenever the Commission comments in writing on such Registration Statement (the Company shall provide true and complete copies thereof and all written responses thereto to each of the Holders that pertain to the Holders as a Selling Stockholder or to the Plan of Distribution, but not information which the Company believes would constitute material and non-public information); and (C) with respect to each Registration Statement or any post-effective amendment, when the same has become effective; (ii) of any request by the Commission or any other Federal or state governmental authority for amendments or supplements to a Registration Statement or Prospectus or for additional information; (iii) of the issuance by the Commission of any stop order suspending the effectiveness of a Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; and (v) of the occurrence of any event or passage of time that

makes the financial statements included in a Registration Statement ineligible for inclusion therein or any statement made in such Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to such Registration Statement, Prospectus or other documents so that, in the case of such Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d)   Use its reasonable best efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of a Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment.

(e)   Furnish to each Holder, without charge, at least one conformed copy of each Registration Statement and each amendment thereto and all exhibits to the extent requested by such Person (including those previously furnished) promptly after the filing of such documents with the Commission.

(f)   Promptly deliver to each Holder, without charge, as many copies of each Prospectus or Prospectuses (including each form of prospectus) and each amendment or supplement thereto as such Persons may reasonably request. The Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto.

(g)   Prior to any public offering of Registrable Securities, to register or qualify or cooperate with the selling Holders in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of all jurisdictions within the United States, to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by the Registration Statements.

(h)   Cooperate with the Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to the Registration Statements, which certificates shall be free, to the extent permitted by the Subscription Agreement, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holders may request.

(i)   Upon the occurrence of any event contemplated by Section 3(c)(v), as promptly as reasonably possible, prepare a supplement or amendment, including a post-effective amendment, to the affected Registration Statements or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, no Registration Statement nor any Prospectus

will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

4. Registration Expenses. All fees and expenses incident to the performance of or compliance with this Agreement by the Company shall be borne by the Company whether or not any Registrable Securities are sold pursuant to a Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with any Trading Market on which the Common Stock is then listed for trading, and (B) in compliance with applicable state securities or Blue Sky laws), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities and of printing prospectuses if the printing of prospectuses is reasonably requested by the holders of a majority of the Registrable Securities included in the Registration Statement), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, (v) Securities Act liability insurance, if the Company so desires such insurance, and (vi) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement. In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder.

5. Indemnification.

(a) Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder, the officers, directors, agents, investment advisors, partners, members and employees of each of them, each Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable costs of preparation and reasonable attorneys' fees) and expenses (collectively, "LOSSES"), as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent, but only to the extent, that (1) such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto (it being understood that the

Holder has approved Annex A hereto for this purpose) or (2) in the case of an occurrence of an event of the type specified in Section 3(c)(ii)-(v), the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of an Advice or an amended or supplemented Prospectus, but only if and to the extent that following the receipt of the Advice or the amended or supplemented Prospectus the misstatement or omission giving rise to such Loss would have been corrected. The Company shall notify the Holders promptly of the institution, threat or assertion of any Proceeding of which the Company is aware in connection with the transactions contemplated by this Agreement.

(b)   Indemnification by Holders. Each Holder shall, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling Persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising solely out of or based solely upon: (x) such Holder's failure to comply with the prospectus delivery requirements of the Securities Act or (y) any untrue statement of a material fact contained in any Registration Statement, any Prospectus, or any form of prospectus, or in any amendment or supplement thereto, or arising solely out of or based solely upon any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading to the extent, but only to the extent that, (1) such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in the Registration Statement (it being understood that the Holder has approved Annex A hereto for this purpose), such Prospectus or such form of Prospectus or in any amendment or supplement thereto or (2) in the case of an occurrence of an event of the type specified in Section 3(c)(ii)-(v), the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of an Advice or an amended or supplemented Prospectus, but only if and to the extent that following the receipt of the Advice or the amended or supplemented Prospectus the misstatement or omission giving rise to such Loss would have been corrected. In no event shall the liability of any selling Holder hereunder be greater in amount than the dollar amount of the net proceeds received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

(c)   Conduct of Indemnification Proceedings. If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an "INDEMNIFIED PARTY"), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the "INDEMNIFYING PARTY") in writing, and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is

not subject to appeal or further review) that such failure shall have proximately and materially adversely prejudiced the Indemnifying Party.

An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding; or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Indemnifying Party). The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld. No Indemnifying Party shall, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld), effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.

All fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten Trading Days of written notice thereof to the Indemnifying Party (regardless of whether it is ultimately determined that an Indemnified Party is not entitled to indemnification hereunder; provided, that the Indemnifying Party may require such Indemnified Party to undertake to reimburse all such fees and expenses to the extent it is finally judicially determined that such Indemnified Party is not entitled to indemnification hereunder).

(d)   Contribution. If a claim for indemnification under Section 5(a) or 5(b) is unavailable to an Indemnified Party (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 5(c), any reasonable attorneys' or other reasonable

fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 5(d), no Holder shall be required to contribute, in the aggregate, any amount in excess of the amount by which the proceeds actually received by such Holder from the sale of the Registrable Securities subject to the Proceeding exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.

The indemnity and contribution agreements contained in this Section are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties.

6.   Miscellaneous.

(a)   Remedies. In the event of a breach by the Company or by a Holder, of any of their obligations under this Agreement, each Holder or the Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company and each Holder agree that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

(b)   No Piggyback on Registrations. Except as and to the extent specified in Schedule 3.1(v) to the Subscription Agreement, neither the Company nor any of its security holders (other than the Holders in such capacity pursuant hereto) may include securities of the Company in a Registration Statement other than the Registrable Securities.

(c)   Compliance. Each Holder covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it in connection with sales of Registrable Securities pursuant to the Registration Statement.

(d)   Discontinued Disposition. Each Holder agrees by its acquisition of such Registrable Securities that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 3(c), such Holder will forthwith discontinue disposition of such Registrable Securities under the Registration Statement until such Holder's receipt of the copies of the supplemented Prospectus and/or amended Registration Statement or until it is advised in writing (the "ADVICE") by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or

Registration Statement. The Company may provide appropriate stop orders to enforce the provisions of this paragraph.

(e) <u>Piggy-Back Registrations</u>. If at any time during the Effectiveness Period there is not an effective Registration Statement covering all of the Registrable Securities and the Company shall determine to prepare and file with the Commission a registration statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities, other than on Form S-4 or Form S-8 (each as promulgated under the Securities Act) or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with stock option or other employee benefit plans, then the Company shall send to each Holder written notice of such determination and, if within fifteen days after receipt of such notice, any such Holder shall so request in writing, the Company shall include in such registration statement all or any part of such Registrable Securities such holder requests to be registered, subject to customary underwriter cutbacks applicable to all holders of registration rights.

(f) <u>Amendments and Waivers</u>. The provisions of this Agreement, including the provisions of this Section 6(f), may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and the Holders of no less than a majority in interest of the then outstanding Registrable Securities. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of certain Holders and that does not directly or indirectly affect the rights of other Holders may be given by Holders of at least a majority of the Registrable Securities to which such waiver or consent relates.

(g) <u>Notices</u>. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile (provided the sender receives a machine-generated confirmation of successful transmission) at the facsimile number specified in this Section prior to 6:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Trading Day or later than 6:30 p.m. (New York City time) on any Trading Day, (c) the Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

If to the Company: Daybreak Oil and Gas, Inc.
                            601 W. Main Ave., Suite 1017
                            Spokane, WA 99201-0613
                            Attention: Chief Financial Officer
                            Facsimile No.: (___) ___

If to an Investor: To the address set forth under such Investor's name on the signature pages hereto.

If to any other Person who is then the registered Holder:

To the address of such Holder as it appears in the stock transfer books of the Company or such other address as may be designated in writing hereafter, in the same manner, by such Person.

(h)   <u>Successors and Assigns</u>. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties and shall inure to the benefit of each Holder. The Company may not assign its rights or obligations hereunder without the prior written consent of each Holder. Each Holder may assign their respective rights hereunder in the manner and to the Persons as permitted under the Subscription Agreement.

(i)   <u>Execution and Counterparts</u>. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

(j)   <u>Governing Law</u>. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Washington, without regard to the principles of conflicts of law thereof. Each party agrees that all Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective Affiliates, employees or agents) will be commenced in the Washington Courts. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Washington Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any Washington Court, or that such Proceeding has been commenced in an improper or inconvenient forum. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. If either party shall commence a Proceeding to enforce any provisions of this Agreement, then the prevailing party in such Proceeding shall be reimbursed by the other party for its attorney's fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Proceeding.

(k)   Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

(l)   Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(m)   Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(n)   Independent Nature of Investors' Obligations and Rights. The obligations of each Investor under this Agreement are several and not joint with the obligations of each other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under this Agreement. Nothing contained herein or in any Transaction Document, and no action taken by any Investor pursuant thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement or any other Transaction Document. Each Investor acknowledges that no other Investor will be acting as agent of such Investor in enforcing its rights under this Agreement. Each Investor shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Investor to be joined as an additional party in any Proceeding for such purpose. The Company acknowledges that each of the Investors has been provided with the same Registration Rights Agreement for the purpose of closing a transaction with multiple Investors and not because it was required or requested to do so by any Investor.

**[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGES TO FOLLOW]**

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.


DAYBREAK OIL AND GAS, INC.


By: _____
Name: Robert Martin
Title: President


**[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGES OF INVESTORS TO FOLLOW]**


IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

_____\

_____\
      (Print name)

By:_____\
      (Signature)
Title: _____\

ADDRESS FOR NOTICE
c/o: _____\
Street: _____\
City/State/Zip: _____\
Attention: _____\
Tel: _____\
Fax: _____\
Email: _____\

Annex A

Plan of Distribution

The Selling Stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits Investors;
- block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
- an exchange distribution in accordance with the rules of the applicable exchange;
- privately negotiated transactions;
- to cover short sales made after the date that this Registration Statement is declared effective by the Commission;
- broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
- a combination of any such methods of sale; and
- any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. upon the Company being notified in writing by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a

broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of Common Stock were sold, (iv)the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares of Common Stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the Selling Stockholder and/or the purchasers. Each Selling Stockholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such Selling Stockholder's business and, at the time of its purchase of such securities such Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The Company has advised each Selling Stockholder that it may not use shares registered on this Registration Statement to cover short sales of Common Stock made prior to the date on which this Registration Statement shall have been declared effective by the Commission. If a Selling Stockholder uses this prospectus for any sale of the Common Stock, it will be subject to the prospectus delivery requirements of the Securities Act. The Selling Stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Stockholders in connection with resales of their respective shares under this Registration Statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the Common Stock. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Annex B

DAYBREAK OIL AND GAS, INC.

SELLING SECURITYHOLDER QUESTIONNAIRE

The undersigned beneficial owner of common stock (the "COMMON STOCK") of Daybreak Oil and Gas, Inc. (the "COMPANY") understands that the Company has filed or intends to file with the Securities and Exchange Commission (the "COMMISSION") a Registration Statement for the registration and resale of the Registrable Securities, in accordance with the terms of the Registration Rights Agreement, dated as of ___, 2006 (the "REGISTRATION RIGHTS AGREEMENT"), among the Company and the Investors named therein. A copy of the Registration Rights Agreement is available from the Company upon request at the address set forth below. All capitalized terms used and not otherwise defined herein shall have the meanings ascribed thereto in the Registration Rights Agreement.

The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate:

QUESTIONNAIRE

1.   NAME.

     (a)   Full Legal Name of Selling Securityholder

_____

     (b)   Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities Listed in Item 3 below are held:

_____

     (c)   Full Legal Name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by the questionnaire):

_____

2.   ADDRESS FOR NOTICES TO SELLING SECURITYHOLDER:

_____

_____

Telephone: _____

Fax:_____

Contact Person: _____

3.   BENEFICIAL OWNERSHIP OF REGISTRABLE SECURITIES:

Type and Principal Amount of Registrable Securities beneficially owned:

_____

_____

4.   BROKER-DEALER STATUS:

        (a)   Are you a broker-dealer?

        Yes |_| No |_|

Note: If yes, the Commission's staff has indicated that you should be identified as an underwriter in the Registration Statement.

        (b) A   re you an affiliate of a broker-dealer?

        Yes |_| No |_|

        (c)   If you are an affiliate of a broker-dealer, do you certify that you bought the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

        Yes |_| No |_|

Note: If no, the Commission's staff has indicated that you should be identified as an underwriter in the Registration Statement.

        5.   BENEFICIAL OWNERSHIP OF OTHER SECURITIES OF THE COMPANY OWNED BY THE SELLING SECURITYHOLDER.
Except as set forth below in this Item 5, the undersigned is not the beneficial or registered owner of any securities of the Company other than the Registrable Securities listed above in Item 3. Type and Amount of Other Securities beneficially owned by the Selling Securityholder:

_____

_____

6. RELATIONSHIPS WITH THE COMPANY:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

_____

The undersigned agrees to promptly notify the Company of any inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof and prior to the Effective Date for the Registration Statement.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 6 and the inclusion of such information in the Registration Statement and the related prospectus. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Dated:_____   Beneficial Owner:

                                     _____

                                     By:_____
                                              Signature
                                     Title: _____

PLEASE FAX A COPY OF THE COMPLETED AND EXECUTED NOTICE AND QUESTIONNAIRE, AND RETURN THE ORIGINAL BY OVERNIGHT MAIL, TO:

[COMPANY'S ATTORNEY]

EXHIBIT 23.1



A PROFESSIONAL SERVICES FIRM

Certified Public Accountants | Business Consultants

1105 W. Francis, Suite A
Spokane, Washington 99205

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use of our report dated May 29, 2006, with respect to the balance sheets of Daybreak Oil and Gas, Inc. (An Exploration Stage Company) as of February 28, 2006 and 2005, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended, which report appears in a Form SB-2 registration statement expected to be filed on July 18, 2006.

DeCoria, Maichel & Teague, P.S.
Spokane, Washington
July 18, 2006